04045808

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Vitro Holdings, S.A. de C.V

*CURRENT ADDRESS: Periferico Sur 4119
Colonia Fuentes del Pedregal
14141 Mexico, D.F

**FORMER NAME: ______

**NEW ADDRESS: ______

PROCESSED
NOV 01 2004
THOMSON
FINANCIAL

FILE NO. 82- 34886 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS
DAT : 10/26/04

82-34826

DRAFT October 11, 2004

AR/S 12-31-03

"PRELIMINARY INFORMATION MEMORANDUM"

The information contained in the present Preliminary Information Memorandum is subject to change, amendment, addition, clarification or substitution.

The updated version of this Preliminary Information Memorandum including such changes, amendments, additions, clarifications or substitutions as may occur between the date of this document and the date on which the registration of the securities described herein takes place, may be found on the website of the Bolsa Mexicana de Valores, S.A. de CV., at the following address:

www.bmv.com.mx

Likewise, any change made to the present Preliminary Information Memorandum in the foregoing sense shall be announced to the public through EMISNET (Sistema Electrónico de Comunicación con Emisoras de Valores) on its website:

www.bmv.com.mx/cgi-bin/emisnet

17243345

UNEFON HOLDINGS, S.A. DE C.V.
Periférico Sur 4119
Colonia Fuentes del Pedregal
14141 México, D.F.

INFORMATION MEMORANDUM IN ACCORDANCE WITH ARTICLE 14 BIS 1 OF THE SECURITIES MARKET LAW

The present Information Memorandum has been written in accordance with article 14 Bis 1 of the Securities Market Law, to request the listing with the National Securities Registry of the Series A shares issued by Unefon Holdings, S.A. de C.V., which has been formed by the split-off of TV Azteca, S.A. de C.V.

The Series A shares can be acquired by Mexican or foreign individuals or corporations that meet the legal requirements applicable in the field of foreign investment. The Series A shares will be traded on the Bolsa Mexicana de Valores, S.A. de C.V., under the following ticker symbol "UNEHOLD".

The listing of the shares representing the capital stock of Unefon Holdings, S.A. de C.V., has been authorized by the National Banking and Securities Commission and they will trade on the Bolsa Mexicana de Valores, S.A. de C.V.

The present Information Memorandum may be consulted on the Internet at the following address: http://www.bmv.com.mx.

The listing with the National Securities Registry does not imply certification as to the merit of the security or the solvency of the issuer.

México, D.F. on [*] of [*] 2004 Reg. RNV DGA-[*]-[*]

TABLE OF CONTENTS

"No agent authorized to perform transactions with the public, or any other person, has been authorized to furnish information or make any declaration that is not contained in this Information Memorandum. Accordingly, any information or declaration that is not contained in this Information Memorandum should be understood as being not authorized by Unefon Holdings, S.A. de C.V."

I. GENERAL INFORMATION

a. Glossary of Terms and Definitions

For purposes of the present Information Memorandum, the following terms shall have the meaning given to them hereinafter and shall preserve this same meaning whether used in the singular or the plural:

"**$**" or "**Ps.$**"	Means pesos, the legal currency of Mexico.
"Alta Rentabilidad"	Means Alta Rentabilidad, S.A. de C.V.
"Banco Azteca"	Means Banco Azteca, S.A., a Multiple Banking Institution.
"BMV"	Means the Bolsa Mexicana de Valores, S.A. de C.V.
"CNBV"	Means the National Banking and Securities Commission.
"COFECO"	Means the Federal Antitrust Commission.
"COFETEL"	Means the Federal Telecommunications Commission.
"Cosmofrecuencias"	Means Cosmofrecuencias, S.A. de C.V.
"CPOs"	Are the Ordinary Participation Certificates issued by Nacional Financiera, S.N.C., representing one Series A share, one Series D-A share, and one Series D-L share, all of them representative of the capital stock of TV Azteca.
"DIPSA"	Means Radiomóvil Dipsa, S.A. de C.V.
"EMISNET"	Means the electronic system of the BMV, authorized by the CNBV, that uses a communications network to send information on the part of the issuers and other participants of the securities market in accordance with the applicable provisions and the Internal Regulations of the BMV, as well as receive, disseminate and transmit said information to the public in general, to the BMV and to the CNBV, when the Internal Regulations of the BMV so require.
"General Provisions"	Means the Provisions of General Nature Applicable to Issuers of Securities and Other Participants on the Securities Market, published in the Official Daily of the Federation on March 19, 2003.
"**GHz**"	Means gigahertz.
"Grupo Elektra"	Means Grupo Elektra, S.A. de C.V.
"IMPAC"	Means the Asset Tax.
"Indeval"	Means S.D. Indeval, S.A. de C.V., a Security Depository Institution.
"Information Memorandum"	Means the present Information Memorandum.
"Internal Regulations of the BMV"	Means the Internal Regulations of the Bolsa Mexicana de Valores, S.A. de C.V.

"ISR"	Means the Income Tax.
"IVA"	Means the Value Added Tax.
"LFT"	Means the Federal Telecommunications Law.
"LGSM"	Means the Mercantile Companies Law.
"LIMPAC"	Means the Asset Tax Law.
"LISR"	Means the Income Tax Law.
"LMV"	Means the Securities Market Law.
"LVGC"	Means the Law on General Means of Communication.
"MATC Digital"	Means MATC Digital, S. de R.L de C.V.
"Mexico"	Means the United Mexican States.
"MHz"	Means megahertz.
"Operadora de Comunicaciones"	Means Operadora de Comunicaciones, S.A. de C.V.
"Operadora"	Means Operadora Unefon, S.A. de C.V.
"PCGA"	Means the "Generally Accepted Accounting Principles" in Mexico.
"Protel"	Means Operadora Protel, S.A. de C.V.
"Radioelectrical spectrum"	Means the space enabling unguided propagation of electromagnetic waves whose frequency bands are conventionally set below 30 GHz.
"SCT"	Means the Secretariat of Communications and Transportation.
"SEC"	An English abbreviation of the *Securities and Exchange Comisison* of the USA.
"Shares of Unefon Holdings"	Means the shares representative of the capital stock of Unefon Holdings.
"Split-off"	Means the split-off of Unefon Holdings from TV Azteca as approved by the General Extraordinary Shareholders Meeting of TV Azteca held on December 19, 2003.
"Telmex"	Means Teléfonos de México, S.A. de C.V.
"TV Azteca Annual Report"	Means the Annual Report presented by TV Azteca to the CNBV on June 30, 2004 for the fiscal year ended on December 31, 2003.
"TV Azteca"	Means TV Azteca, S.A. de C.V.
"TVA shares"	Means 8,975,142,356 shares representative of the capital stock of TV Azteca, including 2,991,714,119 CPOs that are in circulation as of June 30, 2004.

"Unefon Annual Report"	Means the Annual Report presented by Unefon to the CNBV on June 30, 2004 for the fiscal year ended on December 31, 2003.
"Unefon Holdings" or the "Company"	Means Unefon Holdings, S.A. de C.V.
"Unefon"	Means Unefon, S.A. de C.V.
"US$"	Means dollars, the legal currency of the USA.
"USA" or "United States"	Means the United States of America.

Presentation of the Financial and Economic Information

In this Information Memorandum, references made to "Pesos", "Ps.$" and "$" refer to the legal currency (pesos) and those made to "Dollar" or "US$" refer to dollars, the legal currency of the United States of America. Certain figures and the percentages contained in this Information Memorandum have been rounded off to facilitate their presentation.

b. Persons Responsible for the Information Contained in the Information Memorandum

The persons indicated hereinafter, with their stated functions, took part in the advice and consultancy associated with the registration of the shares of Unefon Holdings as described in the present Information Memorandum:

INSTITUTION	NAME
Unefon Holdings, S.A. de C.V.	Héctor Romero Tovar Chief Financial Officer
Irurita Abogados, S.C.	Miguel Irurita Tomasena Partner
PricewaterhouseCoopers, S.C.	Manuel Leyva Vega Partner

Investor Relations

Questions about the information contained in this Information Memorandum should be submitted to Mr. Héctor Romero Tovar whose telephone number is 3099-0060 hromero@gruposalinas.com.mx.

c. Executive Summary

The following is a brief summary of certain information contained in this Information Memorandum. This summary is subject in its entirety to more detailed information in this Information Memorandum.
THE SPLIT-OFF

Overview

Unefon Holdings was incorporated as a Mexican corporation as a result of TV Azteca's split-off as approved in TV Azteca's General Extraordinary Shareholders Meeting held on December 19, 2003. TV Azteca's split-off resolutions were published in the "El Universal" newspaper on December 23, 2003 and in the Official Gazette for the Federal District on January 6, 2004. Likewise, the minutes of the General Extraordinary Shareholders Meeting were formalized before a Notary Public and were duly recorded in the Public Registry of Commerce on January 28, 2004. In accordance with Article 228-Bis, subsection V of the LGSM, any shareholder or group of shareholders holding at least 20% of the capital stock of the company or any creditor that has a legal interest can judicially oppose the split-off within the 45 calendar days following the registry and publication of the resolutions regarding the split-off. During the aforementioned term, no judicial opposition was filed against the split-off and, therefore, the split-off became effective between the parties as of the date when it was approved, that is, December 19, 2003.

Prior to the split-off, TV Azteca owned 46.5% of Unefon's capital stock. As a result of the split-off of Unefon, TV Azteca no longer owns any capital stock of Unefon. The principal assets transferred to Unefon Holdings by virtue of the split-off were the shares representing 46.5% of the capital stock of Unefon and 50% of the capital stock of Cosmofrecuencias, a wireless broadband Internet access provider, at no monetary cost.

Pursuant to the terms of the LGSM, the shareholders of TV Azteca shall maintain their percentage of participation in TV Azteca and their participation in Unefon Holdings' capital stock shall be that same percentage.

The original goal of the split-off was to separate the investment that TV Azteca held in Unefon and Cosmofrecuencias from the rest of its assets and thereby succeed in again converting TV Azteca into an exclusively media-related company.

Since Unefon Holdings is a holding company, all the transactions are carried out by Unefon and Cosmofrecuencias.

Description of Split-off

The Split-off will be implemented using a procedure under Mexican corporate law called an *escición* or "split-off". In an *escición*, an existing company is divided, creating a new company to which specified assets and liabilities are allocated. This procedure differs from the procedure by which a spin-off is typically conducted in the United States, where a parent company distributes to its shareholders shares of a subsidiary. As discussed above, the *escición* was implemented on December 19, 2003 by action of the General Extraordinary Shareholders' Meeting of TV Azteca, establishing and identifying the assets of TV Azteca to be allocated to Unefon Holdings.

The effects of the split-off as of December 19, 2003, are the following:

Unefon Holdings was established as a separate company, with a fully independent legal existence and full capacity to own and dispose of its assets. Its initial Board of Directors was elected at the same General Extraordinary Shareholders' Meeting of TV Azteca.
The shares of Unefon and Cosmosfrecuencias held by TV Azteca were transferred to Unefon Holdings.
All the shares of Unefon Holdings will be owned by shareholders that own TV Azteca shares on the date of distribution.

On December 19, 2003, the Split-off affected TV Azteca shareholders as follows:

Each owner of TV Azteca common shares or TV Azteca CPOs became the owner of an equal number of Unefon Holdings common shares.
Each TV Azteca shareholder will continue to own the same number of TV Azteca common shares or TV Azteca CPOs.

Distribution of Shares

Prior to the distribution date of the Unefon Holdings shares, there will be no separate certificates for Unefon Holdings shares, and the right to receive Unefon Holdings shares will be transferred together with TV Azteca shares or TV Azteca CPOs. Investors will not be able to buy or otherwise acquire, or sell or otherwise transfer, TV Azteca shares or Unefon Holdings shares separately. The shares of Unefon Holdings' capital stock shall not be segregated from the shares of TV Azteca and may only be held or negotiated jointly with the shares of TV Azteca. Likewise, the shares of Unefon Holdings shall be distributed and delivered to their holders when (i) the Split-off becomes effective and (ii) the shares of Unefon Holdings' capital stock have been listed in the BMV and in the U.S. market or quotation system which is chosen for such purposes, prior approval by the relevant authorities. The Split-off already became effective and thus, the distribution of shares is subject only to listing of the Unefon Holdings shares in the BMV and in the U.S. market or quotation system chosen for such purposes, prior approval by the relevant authorities (See "*General Information – Other Securities*").

Distribution will generally be made by book entry annotation in the shareholder list maintained by Indeval, which is the clearing system for securities traded on the BMV. Beginning on the distribution date, it is expected that:

the Unefon Holdings common shares will commence trading on the BMV;
the TV Azteca common shares will trade on the BMV without the Unefon Holdings common shares; and
shareholders will be able to deliver TV Azteca shares or CPOs and Unefon Holdings shares separately.

Effect of the Split-off on Holders of TV Azteca ADSs

As of December 19, 2003, each TV Azteca ADS will represent, in addition to sixteen TV Azteca CPOs, ownership of [*] Unefon Holdings common shares to be distributed on the distribution date.

Unefon Holdings will arrange with a U.S. depositary bank to issue ADSs, each representing [*] Unefon Holdings common shares. Before any Unefon Holdings ADSs are issued and delivered, Unefon Holdings must (a) establish an exemption from the registration requirements of the U.S. Securities and Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) thereunder and (b) have an effective registration statement on Form F-6 for the ADSs. When these conditions have been met, but not before the distribution date, the depositary bank will establish the ADS distribution date on which Unefon Holdings ADSs will be issued and distributed to each record holder of TV Azteca ADSs at the close of business (New York time) on the ADS Record Date. The U.S. regulatory conditions regarding the distribution of Unefon Holdings ADSs may not be satisfied prior to the distribution date, so the issuance of Unefon Holdings ADSs may be delayed until after the distribution date.

Persons holding TV Azteca ADSs through the facilities of The Depositary Trust Company ("DTC") will receive distribution of Unefon Holdings ADSs by book entry only. Persons holding TV Azteca ADSs directly will receive the distribution of the Unefon Holdings ADSs in the form of certificated American Depositary Receipts ("ADRs") representing Unefon Holdings ADSs. These ADRs will be mailed to direct holders of TV Azteca ADSs on or as soon as practicable after the ADS distribution date. Persons holding TV Azteca ADSs through a broker or other securities intermediary should consult such broker or other securities intermediary regarding the distribution of the Unefon Holdings ADSs.

Unefon

Unefon is a Mexican mobile telephony company, focusing on the mass market, having been founded in 1997. In 1999 it was restructured as a joint venture between Mr. Saba and TV Azteca. In December 2000, Unefon floated a portion of its capital with the investing public, obtaining US$ 98 million by sale of 176 million shares of Series A (7% of the capital stock) in a successful initial public offering on the BMV.

Cosmofrecuencias

Cosmofrecuencias was formed in August 2000 and carries on operations through one of its main subsidiaries, Operadora de Comunicaciones. Operadora de Comunicaciones holds the concession for the use, benefit, and operation of the frequency band of the Radioelectrical Space of 3.4 GHz.

Operadora de Comunicaciones, incorporated on August, 2001, offers its fixed or mobile wireless services under the Telecosmo brand. Telecosmo was the first company to provide high-speed, broadband wireless connection service to the Internet in Mexico, to both residential and business customers. This type of technology supports various applications, such as: video frequencies, voice on Internet protocol (VoIP), file transfer protocol (FTP), video gaming, video broadcasting, computer programs, email, web hosting, among others. See "*The Company – History and Development of the Issuer*".

SUMMARY OF FINANCIAL INFORMATION

Unefon Holdings, S.A. de C.V.
Million pesos as of December 31, 2003

	For the year ended and as of December 31, of:			
Profit and loss information	**Pro forma 2001**	**2002**	**Proforma 2003**	**(1) 2003**
Mexican GAAP:				
Participation in the losses of:				
Unefon	Ps.	Ps.	Ps. (1,088)	US$ (96.9)
Cosmofrecuencias			(280)	(24.9)
Net loss			(1,368)	(121.8)
Loss per share			0.149	0.01
Mean weighted shares in circulation (millions)	9,154	9,154	9,154	-
Balance Sheet data:				
Mexican GAAP:				
Acct. receivable from Cosmofrecuencias	Ps. 369	Ps. -	Ps. -	US$ -
Investment in stock of:				
Unefon	1,922	1,826	667	59.4
Cosmofrecuencias		369	89	7.9
Total assets	2,291	2,195	756	67.3
Capital stock	68	68	68	6.1
Total shareholders investment	2,291	2,195	756	67.3

(1) The sums in U.S. dollars represent amounts in Mexican pesos as of December 31, 2003 expressed in millions of pesos of purchasing power as of 31 December 2003, translated at the exchange rate of Ps 11.232 per U.S. dollar.

d. Risk Factors

The following are the risk factors that Unefon Holdings considers might significantly affect the performance and profitability of the company and that could represent the greatest impact on it and on its operating results and that need to be considered by the investing public. Likewise, risks liable to influence its stock price are presented.

The risks and uncertainties listed are not the only ones facing Unefon Holdings, but an effort is being made to describe the most important factors, even though there are others which might also affect its operation and activities.

1. Factors Associated with Unefon Holdings

Possible Conflicts of Interest

Unefon Holdings can perform operations with TV Azteca, Unefon, Grupo Elektra, Banco Azteca and other entities affiliated or associated with Unefon Holdings. Even so, it cannot assure that such operations, when carried out, will not be affected by conflicts of interest between said parties and Unefon Holdings.

Unefon Holdings does not have its own operating assets

Unefon Holdings has as its main assets the 46.5% of the shares representative of the capital stock of Unefon and 50% of the shares representative of the capital stock of Cosmofrecuencias, thus it does not have its own operating assets. As a result, any adverse material change in the financial situation and operating results of Unefon and/or Cosmofrecuencias might affect the financial situation of Unefon Holdings.

Fluctuations in the global economy may adversely affect the Mexican economy and the operations of Unefon Holdings

The Mexican economy is vulnerable to market downturns and economic slowdown in other regions of the world. As has occurred in the past, financial problems or increased investment risk discovered in the emerging markets may frighten away foreign investment in Mexico, thus affecting the Mexican economy. For example, in October 1997, the price of Mexican equity and debt issuances decreased markedly after the sudden collapse of the Asian markets, and during the second half of 1998 the prices of Mexican stocks reacted negatively to the crisis in Russia and Brazil. The recent crises in Argentina and other South American countries have brought about instability in the other Latin American financial markets, and may have a negative impact on the Mexican stock and debt markets. Being a company that depends on a client base located in Mexico, the global economic problems that impact Mexico may severely limit the access of Unefon Holdings to capital and, as a consequence, negatively affect business.

The economic and political situation in Mexico may negatively affect the operating results of Unefon Holdings

In recent years, Mexico has experienced changes in its political situation and fluctuations in its economy. This instability affects the investing and business climate of the country. Since Unefon Holdings is a company whose assets and operations are carried out in Mexico, the political and economic climate has a direct impact on its financial situation and operating results. Therefore, the business of Unefon Holdings may find itself severely affected both by a devaluation of the peso, and by inflation or high interest rates in Mexico.

In the past, Mexico has gone through economic crises caused by internal and external factors, characterized by instability in the exchange rate, high levels of inflation, high interest rates, economic recession, decrease in the international capital flow, decrease in bank liquidity, and a high unemployment rate. These economic conditions have substantially reduced the purchasing power of the Mexican population and, as a result, the demand for telecommunication services. Crises such as these might have an adverse effect on the financial situation of Unefon Holdings and on its operating results.

Fluctuations in interest rates and inflation may negatively affect the business of Unefon Holdings

Mexico has recently had high real and nominal interest rates. The interest rates on Mexican 28-day Treasury bills (CETES) were on average 21.4%, 15.2%, 11.3%, 7.2% and 6.2% in 1999, 2000, 2001, 2002 and 2003, respectively. Thus, if in the future Unefon Holdings should need to incur debt denominated in pesos, such a debt would probably be taken out at higher interest rates than those of other currencies.

In Mexico, the level of inflation has been considerably high in recent years as compared to more developed economies. The annual inflation rate was 12.3%, 8.9%, 4.4%, 5.7% and 4.0% in 1999, 2000, 2001, 2002 and 2003, respectively. The high inflation rates might affect the operating results of Unefon Holdings.

Premature dissolution and liquidation of Unefon Holdings

In keeping with its by-laws (*estatutos sociales*) *(see "Company By-Laws and other Agreements")*, Unefon Holdings will be dissolved in any of the cases stipulated in article 229 of the LGSM. The cases stipulated in this article are as follows:

- Expiration of the term set forth in the by-laws;
- Impossibility of continuing to achieve the principal purpose of Unefon Holdings or after having consummated this purpose;
- Agreement of the General Shareholders Meeting;
- When the number of Shareholders is less than two; or
- Due to loss of two thirds of the capital stock.

Unefon Holdings cannot give assurance that the Mexican courts will reject an offer submitted by a different actor to the shareholders of Unefon Holdings and the creditors of Unefon Holdings that present proof of their legal interest in the dissolution of Unefon Holdings and the liquidation of its assets or that, at a time when any of the listed eventualities should occur, one of the foregoing will not apply for the dissolution of Unefon Holdings.

Unefon Holdings is subject to the Foreign Investment Law

One of the economic activities in which foreign investors may not freely hold shares is telecommunications. As established in the Foreign Investment Law, foreign shareholding in companies holding concessions in frequency bands may not, under any circumstances exceed 49%. Unefon Holdings holds a 50% share in the capital stock of Cosmofrecuencias, which in turn holds a 99.99% share in the capital stock of Operadora de Comunicaciones, a concessionaire of the frequency band of 3.4 GHz on the radio spectrum, so that the foreign shareholding in Unefon Holdings may not, under any circumstances, exceed 49%.

Insolvency of Unefon Holdings

Unefon Holdings is subject to the provisions of the Commercial Bankruptcy Law. In the event that Unefon Holdings, among other circumstances, ceases to make payment on its obligations, generally defaults on payment of its due and payable obligations, or if the grand total of its assets is not sufficient to deal with all of its debts, it can be declared in commercial bankruptcy.

Noncompliance with the Requirements for Listing with the BMV

The Internal Regulations of the BMV state that the issuers of securities, in order to maintain their shares listed with the BMV, must comply with the following requirements, among others: **(i)** have a net worth equivalent to 15,000,000 investment units (*unidades de inversión*) ;**(ii)** at least 36 transactions in six months occur with the shares, **(iii)** the average six-month unit price of the shares is equal to or greater than one peso; **(iv)** the number of investors is at least 100; etc. If the aforementioned requirements are not met, the listing of the shares of Unefon Holdings with the BMV might be cancelled.

2. Factors Associated with the Shares of Unefon Holdings

Lack of liquidity of the Shares of Unefon Holdings

It cannot be assured that a secondary market for the Shares of Unefon Holdings will exist and no guarantee of any kind can be given as to the conditions that may affect the market for such in the future, or the ability of the shareholders to sell said shares of Unefon Holdings, or the conditions under which such shares may be sold. The Shares of Unefon Holdings might in the future trade at prices higher or lower than the price they now have, depending on various factors, including among others the financial situation of the Company, the behavior of interest rates, the political and economic situation of Mexico, etc.

Majority Shareholder

Azteca Holdings holds 54.9% of the shares representative of the capital stock of the Company, so that it will control all the business decisions of Unefon Holdings. Mexican legislation grants very limited corporate rights to the minority holders and consequently the shareholders of Unefon Holdings will have little or no influence on the business decisions of Unefon Holdings. (See "*Administration – Administrators and Shareholders*").

Effects of a Possible Dilution

In the case of future capital increases, the current shareholders of Unefon Holdings might see their positions diluted, which could affect the price of the Shares of Unefon Holdings. (See "*Administration – Company By-Laws and other Agreements*").

Failure to register the Shares of Unefon Holdings

As of the date of the present Information Memorandum, Unefon Holdings has submitted an application to list the Shares of Unefon Holdings in the Securities Section and in the Special Section of the National Securities Registry. Likewise, on April 29, 2004, Unefon Holdings presented to the SEC an application for exemption as provided in rule 12g3-2(b) of the 1934 stock market statute in the United States (*Exchange Act of 1934*). In the event that the SEC approves said application, Unefon Holdings will not be obligated to register its stock in the form of ADSs with the SEC and neither will it be listed with any securities market of the United States, so that the ADSs of Unefon Holdings will trade in the United States through the "*over the counter*" system. Unefon Holdings cannot ensure that it will obtain said authorizations and even if it does, it cannot predict when they will be granted.

If it does not obtain the authorization from the CNBV, the shareholders of Unefon Holdings will be shareholders of a private company, that is, their shares will not trade on the securities market, and therefore, among other things, **(i)** they will not have the protection of the LMV; **(ii)** they will not have a securities market where their shares can be listed and/or sold; **(iii)** they will not have access to the periodic information established by the stock market legislation, etc.
3. Factors Associated with Unefon

Risks pertaining to the business of Unefon

In order to make its business grow, Unefon might encounter major capital requirements and might find itself limited partially or totally in its ability to finance such growth in an appropriate manner.

Unefon needs substantial amounts of capital to be able to operate and make its telecommunications network grow. If Unefon is not able to generate sufficient resources or obtain outside financing, its plans for growth and expansion might be limited and it will therefore lose major business opportunities.

Because of its still-limited credit history, Unefon might find itself deprived of access to the capital markets or without the possibility to obtain financing on the part of banks or suppliers of telecommunications equipment.

The lack of proper access to capital might result in delay or abandonment of the plans for development and expansion of Unefon, or lead to noncompliance with the regulations on coverage obligations, the missing of business opportunities or the handling of additional financial needs.

Unefon is a young company with only 4 years of operation, which makes it difficult to evaluate its business and the future expectations.

Unefon began commercial operations in February 2000. Because Unefon is a young company, it might face major risks, as well as unexpected expenses and challenges, such as:

- an expanded user base, as well as the marketing of its services to clients of greater socioeconomic levels, including medium and large sized companies;
- generating sufficient cash flow to maintain itself and grow within its industry;
- anticipate and adapt to the development of the markets;
- recruit, retain, motivate and manage technical and administrative personnel;
- implement information systems and internal control procedures; and
- update and develop its systems and infrastructure.

Because it is in an early state of its development, Unefon might not appropriately handle some or all of these challenges, which could negatively impact the development of its business and operating results.

Unefon has never generated net profits and cannot promise it will be able to do so in the future

Unefon showed net losses of $1,159 million, $906 million and $ 1,128 million for years ending on 31 December 2001, 2002 and 2003, respectively. Like many other recently formed companies, Unefon has incurred costs and expenses at a much higher rate than it has generated income. While to be sure Unefon has been recording growth in the generation of income, it cannot promise that it can sustain such a growth rate, primarily because of the intense competition it is facing from companies that have greater operating and financial resources than Unefon. Therefore, the rate of growth of income experienced thus far by Unefon should not be viewed as indicative of future growth. In addition, any loss in control of costs and expenses on the part of Unefon might significantly affect the business, the financial situation, and the operating results of Unefon. Even if Unefon should come to generate net profits in the future, Unefon might be unable to maintain itself or improve said position. Unefon cannot offer any assurance that it will be able to improve its operating results or generate significant income in the future.

Unefon may face unforeseen difficulties in the expansion of capacity and coverage of its network.

The possibility that Unefon has of being able to expand the capacity and coverage of its network depends on a series of factors, many of which are beyond its control. Such factors include, but are not limited to:

- the ability to obtain and maintain financing at acceptable terms;

- the ability to obtain and/or maintain the concessions, licenses, registrations, permits and/or authorizations necessary to the operation and/or expansion of its network, as well as the ability to comply with other regulatory requirements;
- the ability to obtain telecommunications equipment when so required;
- the ability to locate new sites for towers and network switching exchanges, as well as the ability to obtain, from the municipal and local governmental authorities, the proper authorizations for the installation of its equipment;
- delays in delivery of sites for towers on the part of MATC Digital;
- unforeseen operational or strategic results in its target market;
- technological and/or competitive developments, including evolution of the market and/or new opportunities in same;
- delays in the delivery of equipment and/or scarcity of same;
- changes in and/or discovery of specific market conditions or factors that favor a more expeditious development in other markets; and
- excesses in costs and/or mistakes that make it necessary for Unefon to allocate or seek out additional funding for the deployment of its network.

In addition, Unefon might be unable to respond, quickly or in full, to new and unforeseen needs for capital, which would impede the development of its business. Some of the factors that might cause such unforeseen needs for capital could be, but are not limited to:

- regulatory changes;
- changes in engineering designs;
- new technologies;
- exchange rate fluctuations; and
- significant deviations in the business plan of Unefon.

If Unefon is not able to expand its network capacity and coverage, or is late in doing so, or if it is not able to respond quickly to new or unforeseen needs for capital, it might face difficulties in increasing and retaining its user base, which could limit its generation of income. In addition, Unefon might not comply with the obligations of its certificate of concession, which among other things might adversely affect its operating results and the development of its business.

The generating of income by Unefon depends on its ability to attract and retain prepaid users and without long term agreements, Unefon's future profits are unpredictable.

The generating of income by Unefon depends on its ability to attract and retain users, which in turn depends on its ability to maintain price competitiveness and the quality of its services. In addition, the development of the business of Unefon will depend on various factors over which Unefon has no control, or only limited control. Said factors include, but are not limited to:

- changes in price policies of the competition, for both telephone service and telephone equipment;
- introduction of new services and technologies by the competition;
- the economic conditions prevailing in Mexico;
- evolution or changes in the regulatory market; and
- the saturation of the Mexican mobile telephony market
- the inability on the part of Unefon to attract and retain clients might adversely affect the development of its business and operating results.

The income of Unefon is unpredictable and short term in nature.

The future of Unefon's income generated by its user base, the primary source of its income, is unpredictable. The users of Unefon make use of the services provided by Unefon predominantly under the prepaid service system and therefore Unefon has practically no post-paid clients (based on fixed-term contracts), such as entail monthly payments over the life of the contract. Because of this, Unefon cannot guarantee that its current user base will continue to use its services in the future. As of December 31, 2003, Unefon had approximately 1.3 million users, not all of which are making regular use of the services of Unefon. The unexpected loss of a significant portion of users might result in a substantial decrease in anticipated income. Due to the fact that Unefon invests in its network based [more] on future expectations than its existing income, a mistake in the prediction of its income might adversely affect its operating results.

Unefon faces intense competition from diverse and very strong competitors, which might result in a loss of users and a material impact on its financial situation.

Unefon faces a large number of competitors and expects that competition in the Mexican mobile telephony market will intensify as a result of its competitors' target positioning, industry consolidation, growth of current operators and the launching of new products and services by such competitors. Some of these competitors have greater financial and operating resources than Unefon. Unefon cannot guarantee that it has or will have the financial or operating resources required to effectively compete with current and future market players, and thus the potential inability to compete effectively could cause its business and its financial results to develop negatively.

Likewise, the Mexican Government could grant new concessions to provide mobile telephony services similar to or the same as those provided by Unefon. The granting of new concessions for already-existing or new telecommunications standards in the regions where Unefon operates could intensify competition.

Unefon's competitors have business and strategic relationships established with third parties which have access to personnel, capital, equipment and other resources that might not be available to Unefon. These resources provide its competitors with advantages which might, at any time, negatively affect the course of Unefon's business. New competitors or alliances between existing competitors might result in gains in market share for them. Unefon cannot guarantee that it will be capable of developing similar alliances or that it will be able to compete successfully with those that are implemented by its competitors.

Unefon's ability to compete successfully will also depend on its ability to respond to different competitive factors that affect the industry, including new services, changes in consumer preferences, demographic trends as well as discount policies applied by competitors. If Unefon is unable to respond to the competition and offset decreased prices and other competitive pressures by acquiring new users and the development of new products and services that promote use, Unefon's income, its profitability and financial position could be adversely affected.

Whereas Unefon's mobile telephone network coverage is limited to urban areas, its largest competitor offers national-level coverage.

Unefon's strategy has been to build a large user base by directing its products and services to the mass market located in some of the largest cities in Mexico. As a result, Unefon's network is limited to providing coverage to densely populated areas. If a Unefon user travels outside the urban areas where Unefon has coverage, the customer will lose his network connection. Alternatively, Unefon's competitors have coverage that offer service in many areas where Unefon has no presence, including sections of highways. Although Unefon is in the process of expanding its coverage, it cannot be guaranteed that it will achieve such an undertaking or that if it does achieve it will be able to create coverage capable of competing efficiently with that of its competitors. The lack of coverage comparable to its competitors could negatively affect Unefon's ability to attract and retain users, which could, in turn, affect the course of Unefon's business and operating results.

Unefon depends on other telephony operators to establish connections between its network and those operators' networks.

Unefon depends on agreements with Telmex, DIPSA and other telecommunications services operators to connect calls between users of its network and users of other networks. More than half the traffic of Unefon users terminates outside its network. If a dispute arises between Unefon and another operator regarding the connection agreement, COFETEL has the legal authority to resolve such dispute. If Unefon is unable to establish or renew connection agreements in a timely manner or if COFETEL issues any decision adverse to Unefon's interests, or if any operator does not honor its commitments, Unefon's operations, operating results and financial position could be adversely affected.

Unefon depends on long-distance telephony operators to provide service to its users

Unefon has entered into long-distance resale agreements with Protel and Telmex to provide its user base with domestic and international long-distance services. Protel is the primary provider of long-distance services, whereas Telmex provides backup connectivity if a call cannot be terminated with Protel. Protel was selected by Unefon in virtue of the reliability and quality of its services as well as because of the competitiveness of its prices. If the agreement with Protel were terminated, it cannot be guaranteed that a similar agreement could be reached with any other long-distance operator. The foregoing could adversely affect the service Unefon provides to its users, or Unefon's operating results.

Unefon has entered into transactions with related parties which might involve potential conflicts of interest.

Unefon undertakes transactions with Mr. Moisés Saba Masri and his affiliates, as well as with TV Azteca, Grupo Elektra and other companies which, like these, are controlled by Mr. Ricardo B. Salinas Pliego (*see section "Transactions with Related Parties and Conflicts of Interest*" in UNEFON's Annual Report). Transactions with related parties involve potential conflicts of interest which might lead to entering into transactions not in accordance with market conditions. Despite having the mechanisms to avoid situations of this type, there is no guaranty that the transactions undertaken will adhere to market conditions.

The termination of existing agreements between Unefon and TV Azteca, Grupo Elektra and Alta Rentabilidad could negatively affect Unefon's business.

Unefon maintains a major business relationship with TV Azteca, Grupo Elektra (both related companies) and Alta Rentabilidad (a third party). Unefon is party to a television advertising agreement entered into with TV Azteca, in virtue of which most of its advertisements are transmitted over its television stations. It is important to note that television has heretofore been Unefon's principal advertising medium.

The agreement that Unefon maintains with Grupo Elektra principally allows it to advertise, sell and distribute its products through Grupo Elektra stores. A major portion of Unefon's new customers has been acquired through Grupo Elektra's stores; likewise, that channel is one of the most important ones with respect to the sale of airtime.

Likewise, in virtue of the agreement that Unefon maintains with Alta Rentabilidad, Unefon has access to several important business chains and other channels to distribute telephone equipment and to distribute its services. Thus, Alta Rentabilidad constitutes one of Unefon's major distributors.

There is no certainty that the relationship between Unefon, on the one hand, and TV Azteca, Grupo Elektra and Alta Rentabilidad, on the other, will continue to be harmonious and successful in the future. Due to the importance of the relationship between Unefon and TV Azteca, Grupo Elektra and Alta Rentabilidad, any event or circumstance that adversely affects TV Azteca, Grupo Elektra or Alta Rentabilidad could have negative consequences on Unefon's operations, operating results or financial position.

According to the capacity supply agreement entered into with DIPSA, Unefon could be obligated to repay DIPSA certain amounts, which situation could adversely affect Unefon's financial position

On September 18, 2003, an agreement was signed to provide DIPSA with capacity supply services regarding part of the spectrum concessioned to Unefon in the 1850-1865 MHz / 1930-1945 MHz Band (see section "*Patents, Licenses, Trademarks and Other Agreements*," in Unefon's Annual Report). Among other things, the agreement indicates that termination thereof may be accelerated or cancelled if certain circumstances attributable to Unefon occur, in which case the unaccrued amount received would have to be returned to it, plus the corresponding interest, which situation could adversely affect Unefon's financial position. Unefon cannot guarantee that it will not commit any of the causes for accelerated termination or cancellation or when, if applicable, such causes might occur.

Damage to Unefon's physical infrastructure or services might lead to significant costs and reduce its income.

Unefon's business depends on the provision of secure and reliable mobile telephony services to its customers. There are a number of factors that might interrupt its ability to provide services to its customers, such as, among others:

- human error
- interruptions in the supply of electricity
- physical or electronic violation of security measures
- hardware and software defects
- computer viruses
- natural disasters (fire, earthquake, hurricanes, flood, etc.), and
- sabotage and vandalism.

Damage to Unefon's telephone network, within or outside Unefon's control, might lead to service interruptions or considerable damage to equipment. Despite the fact that, as in any other network, Unefon's network has experienced occasional faults, service has never been suspended. Any fault in service could reduce users' trust in Unefon and thus hinder its ability to gain or retain customers. This, in turn, would have negative effects on Unefon's ability to generate income and could negatively affect its operating results. Despite the fact that Unefon has taken preventive measures against network faults, it cannot be certain that these precautions will be successful. Additionally, although Unefon has insurance policies that cover damage to its property and business interruption, Unefon cannot guarantee that the insurance will be adequate to cover any damage or losses that might arise.

Unefon depends on a small number of equipment providers

Unefon depends on a small number of equipment providers. The failure of those providers to supply equipment and services in a timely manner could adversely affect Unefon's business.

Unefon's mobile telephony business depends principally on Nortel Networks for the supply, among other equipment, of switching stations and radio bases, as well as a limited group, including Nokia, Kyocera, LG, and Samsung, for the supply of telephone equipment. If Unefon had to replace Nortel Networks as a major supplier, the transition to another supplier could imply delays as well as additional costs. Likewise, equipment providers may have to face product shortages, and Unefon's growth could be limited if Unefon could not obtain from its providers a timely supply of equipment in the quantity and with the quality required.

Unefon depends on qualified personnel whom it might be capable of retaining.

Unefon's future performance, as well as its ability to generate income, depends to a large degree on the contribution made by its key sales, marketing, engineering and administrative personnel. Executive personnel and key personnel are of particular importance to Unefon in virtue of their experience in and knowledge of the Mexican telecommunications industry. In that industry, the competition for qualified technical personnel as well as sales and marketing personnel is intense. A situation might arise of a limited number of people with the abilities required to cover such positions, particularly in the markets where Unefon operates outside of Mexico City. In the future, hiring that type of personnel might gradually become more difficult. For Unefon, the loss or lack of availability of some of its key employees could have significant negative effects. If it were impossible to retain the services of key personnel or executives, Unefon would need to hire someone else to operate and manage Unefon. Unefon cannot provide any certainty that, should the case arise, it will be capable of locating or hiring qualified personnel, or if they are located, that it will be able to hire them under acceptable conditions.

Unefon has entered into a syndicated loan agreement with Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa ("**Banco Inbursa**"), and Banco Azteca which, among other obligations, imposes certain financial limitations on the company.

On March 9, 2004, Operadora, Unefon's principal subsidiary, obtained a syndicated loan with Banco Inbursa and Banco Azteca, an affiliate of TV Azteca. That loan contains certain covenants, among which are the obligation to maintain certain ratios in its financial structure related to, among other things, leveraging, interest rate hedging, etc. The payment mechanism for that loan is implemented through an irrevocable management trust and payment source, in virtue of which Operadora irrevocably contributed the results derived from the Telemex interconnection agreement (calling party pays), through the full repayment of the loan, its contractual and legal accessory charges, as well as any other expense or commission derived therefrom, is fully made; the foregoing in order for, while Operadora is in compliance with its obligations derived from the loan, part of the net income that enters the trust to be used for payment of the periodic obligations under the loan by delivering, if applicable, the remainder of the funds to Operadora. Without prejudice to the foregoing, if Operadora incurs any incurable default on the loan between the parties, the creditor banks could request the trustee to apply all the net amounts it receives based on the exercise of the rights to collect on the interconnection agreement with Telmex, to the entirety of the loan; the foregoing could adversely affect business performance as well as its financial position.

Risks Regarding Unefon's Relationship with Nortel Networks

Unefon depends to a large degree on Nortel Networks for the supply of equipment for its network such that any determination by Nortel Networks in the sense of suspending the sale of equipment to Unefon could negatively affect Unefon's business.

There is a certain degree of dependency on the equipment Nortel Networks supplies to Unefon. If Nortel Networks decides to temporarily or permanently suspend the supply of equipment to Unefon or if significant delays occurred in the delivery of that equipment to Unefon for the construction and maintenance of its network, Unefon's business could be affected due to the inability that might arise to acquire alternative equipment from another supplier under similar business conditions. Likewise, Unefon could face problems integrating equipment manufactured by another supplier into its network.

Risks Related to the Unefon – Nortel Networks – Codisco Operations

Possible breach of requirements to remain listed in the RNV

The CNBV is currently in the process of investigating presumed violations of the LMV related to the material event published by Unefon on January 9, 2004, through the BMV network called EMISNET. Although to date Unefon has not had access to the file related to the aforementioned investigation and therefore it is unaware of the events or motivations regarding which it has been summoned (*see "Legal, Administrative and Arbitration Proceedings*" in UNEFON's Annual Report), Unefon cannot guarantee that because of such investigation the CNBV will not determine that Unefon has breached the requirements for keeping its stock listed in the RNV's Securities Section, as well as the precepts and obligations derived form the listing of its stock in the RNV, contained in the LMV and in General Provisions, and derived therefrom it decides to impose the fines and other penalties against Unefon as stipulated in the LMV, including the possibility of suspending or canceling the listing of its stock in the RNV.

Possible breach of requirements to remain listed in the BMV

Derived from the aforementioned investigation being undertaken by the CNBV, Unefon cannot guarantee that the BMV will not decide that Unefon has breached the requirements to remain listed in the BMV and will order, upon authorization from the CNBV, suspension of trading or canceling the listed stock.

The mobile telephone industry is undergoing significant technological changes. If Unefon does not remain current with respect to technological changes and changes in industry standards, its competitive position could be negatively affected.

The mobile telephone industry has been characterized by rapid technological changes and industry standards undergoing constant change. It is possible that the technology that Unefon currently uses will become obsolete or, in the future, subject to competition on the part of new technologies for which Unefon may not be able to obtain the pertinent concessions or licenses for operating this type of technology. Additionally, if Unefon's competitors in Mexico adopt new technologies in the future, Unefon would face competitive pressures to transfer its network to more advanced technologies. The installation of those technologies could imply high costs for Unefon. Unefon cannot be certain that it will be able to successfully transfer to more advanced technologies, or at optimal costs. Among the challenges that Unefon would have to face in relation to technological changes are:

- the successful integration of current equipment with new equipment
- continuing to develop its technological expertise
- influencing and responding to emerging technological standards, as well as other technological changes
- enriching its current services

All these changes must be faced timely and at the lowest possible cost. It is likely that Unefon cannot effectively face all the challenges cited above; not doing so could have a negative impact on the course of its business.

A change in the perception of the risk level associated with the telecommunications industry internationally could negatively affect Unefon

Internationally, in recent years, the perception of the level of risk associated with the telecommunications industry has undergone a significant increase principally evidenced by the decrease experienced in the market value of many telecommunications companies as well as a significant reduction in investment in the sector. The Mexican telecommunications sector has also been affected by the decrease in the telecommunications market. An increase in the risk level associated with the telecommunications sector could have a significant negative effect on Unefon's ability to obtain financing in Mexico or abroad.

Unefon could face difficulties in receiving payment on debts with other Mexican telecommunications operators.

In Mexico, whoever makes a local call destined for a cell phone is the one who pays for the airtime used on that call. As a result, if a customer from another local operator calls any Unefon customer, Unefon charges the service provider from whose network the call originated, a connection charge for each minute elapsed during the call. Despite the fact that Unefon's connection agreements include penalty clauses for nonpayment and that the history in this regard contains no evidence of any material delays or refusals to pay, Unefon might have difficulty collecting connection charges from other Mexican telecommunications operators, many of which are direct competitors of Unefon. If Unefon cannot collect connection charges in a timely manner, or at all, Unefon's operations and financial results would be negatively affected.

Unefon could incur significant costs for cell phone fraud

Unefon's mobile telephone business could incur costs related to unauthorized network use. These costs include administrative and capital expenses related to the detection, monitoring and reduction of the incidence of fraud. Fraud also impacts interconnection costs, administrative costs and payments to other operators for fraudulent roaming. Despite the constant battle Unefon wages against this problem through the development and application of antifraud technologies and other measures to ensure income, Unefon cannot guarantee that these technologies will be effective and that fraud will not lead to material losses for Unefon in the future.

Risks related to the Mexican economy and political environment

Fluctuations in the global economy can negatively affect the Mexican economy and Unefon's operations.

The Mexican economy is vulnerable to market downturns and economic slowdowns in other regions of the world. As has occurred in the past, financial problems or an increase in investment risk detected in emerging economic can cause foreign investment to flee Mexico, thus affecting the Mexican economy. For example, in October 1997, the price of issuing capital and Mexican debt fell significantly after the sudden fall in the Asian markets and, during the second half of 1998, the prices of Mexican securities reacted negatively to the crisis in Russia and Brazil. The recent crises in Argentina and other South American countries has caused instability in the other Latin American financial markets, and could have a negative impact on the Mexican stock and debt markets. As a company that depends on a client base located in Mexico, global economic problems that impact Mexico could severely limit Unefon's access to capital and as a result negatively impact business.

The economic and political situation in Mexico could negatively affect Unefon's operating results

In recent years, Mexico has undergone changes in its political situation and fluctuations in its economy. This instability affects the investment and business climate in the country. Given that Unefon is a company whose assets and operations are in Mexico, the political and economic environments have a direct impact on its financial position and operating results. As a result, Unefon's business could be dramatically affected by both a devaluation of the peso and by inflation or high interest rates in Mexico.

In the past, Mexico has undergone economic crises caused by domestic and foreign factors characterized by instability in the exchange rate, high levels of inflation, high interest rates, economic contraction, reduction in international capital flow, reduction in bank liquidity and a high unemployment rate. These economic conditions have substantially reduced the purchasing power of the Mexican population and, as a result, the demand for telecommunications services. Crises such as these could have an adverse effect on Unefon's financial position and on its operating results.

Unefon could lose money due to fluctuations in the peso / US dollar exchange rate

Given that almost half Unefon's debt is in dollars, and all of its income is denominated in pesos, Unefon is vulnerable to a depreciation in the value of the peso versus the United States dollar, which could affect Unefon's ability to pay its dollar obligations. Furthermore, a future devaluation of the peso could destabilize international currency markets, thus limiting Unefon's ability to transfer or convert pesos into dollars and significantly affect is ability to pay its liabilities.

Fluctuations in interest and inflation rates could negatively affect Unefon's business

Any adverse fluctuation in interest rates could have a negative effect on Unefon inasmuch as it would limit its ability to refinance current debt at more favorable rates. In addition, Mexico has had high real and nominal interest rates in its recent past. The interest rates on 28-day Mexican Government bonds (CETES) were on average 21.4%, 15.2%, 11.3%, 7.2%, and 6.2% in 1999, 2000, 2001, 2002, and 2003, respectively. In Mexico, the inflation rate has been considerably high in recent years compared to that of more developed countries. The annual inflation rate was 12.3%, 8.9%, 4.4%, 5.7%, and 4.0% in 1999, 2000, 2001, 2002, and 2003, respectively. Although in recent years there has been a downward trend in the interest and inflation rates, any significant increase in such indicators could negatively affect Unefon's financial position and its operating results.

Risks related to the legal and regulatory environment in Mexico

Unefon's concessions are subject to regulation by the Mexican Government, which has the ability to impose additional obligations on its concessions or to revoke them if Unefon materially breaches any of the terms and conditions thereof.

Unefon provides its services based on concessions granted by the Mexican Government. Unefon's activities are subject to significant regulation and supervision on the part of the government. The concessions obligate Unefon, among other things, to comply with the construction and coverage commitments (see "Applicable Law and Tax Situation" in UNEFON's Annual Report). If Unefon breaches the conditions indicated in its concessions, the Mexican Government, following the applicable legal procedure, could revoke the concessions, impose fines or take another type of action against Unefon, negatively affecting Unefon's business. Likewise, Unefon's business could be affected both by changes in Mexican law, regulations and/or government policies related to Unefon's principal business, as well as by decisions by government officials, including the granting, modification or revocation of the concessions required for Unefon to operate as well as decisions by those officials which imply a more rigorous application of the law. The Mexican Government can also grant new concessions to potential competitors who could provide services similar to those Unefon provides. Unefon's concessions are effective for a 20-year period and the renewal thereof is subject to approval by the Mexican Government. Unefon cannot guarantee that it will be able to obtain renewal of its concessions once the period thereof expires. Moreover, to increase the effective period of the concessions, the Mexican Government could impose additional obligations on Unefon, including payment of amounts which cannot be determined at this time. Any of these factors or government actions could negatively affect the concessions that Unefon currently holds, as well as its financial position and operating results.

The Mexican Government could take temporary control (seize) the concessions or revoke them

The Mexican Government could take temporary control of the concessions (seize) as well as the possessions or real property required to operate them in case of a natural disaster, war, serious disturbance of public order or in case of imminent danger to public security, the domestic peace of the country or the national economy. According to Mexican law, the federal government is obligated to pay any damage caused by seizure, except if made in case of war.

The Mexican Government, by payment of indemnification, could revoke the concessions for the public good. In this case, indemnification would have to be determined by an expert specialist. If Unefon were not to agree with the amount determined by the expert specialist, it could take legal action against the Federal Government in order for the courts to determine the amount of the indemnification.

If the Mexican Government were to seize or revoke the concessions, Unefon's ability to operate its business would be seriously and negatively affected.

If the Mexican Government grants more concessions, the value of Unefon's concessions could be seriously affected.

The telecommunications industry is regulated by the Mexican Government. Unefon's concessions are not exclusive and the Mexican Government could grant concessions with the same geographic coverage and on the same frequencies to other participants. Unefon cannot guarantee that new concessions for providing services similar to those that Unefon provides will not be granted in the future, nor that as a result of the aforesaid, that the value of such concessions will not be affected.

If the Mexican Government imposes foreign exchange controls, Unefon may not be able to purchase imported goods or to make principal and interest payments denominated in US dollars.

In the past, the Mexican economy has experienced a balance of payments deficit and inadequate foreign exchange reserves. Although it is true that the Mexican Government does not currently restrict the ability of Mexican or foreign individuals or entities to convert pesos to, in general, other currencies and in particular to dollars, it is also true that it has done so in the past and it could do so in the future. Unefon cannot guarantee that in the future the Mexican Government will not have to implement a policy of foreign exchange controls. As indicated above, any imposition of foreign exchange controls by the Mexican Government could restrict access to Dollars or other currencies which could make Unefon unable to purchase imported goods or to make payments of principal and interests denominated in dollars.

Accelerated dissolution and liquidation of Unefon

Pursuant to the provisions in its bylaws (see "Company Bylaws and other Agreements" in UNEFON's Annual report), Unefon will be dissolved in any of the cases stipulated in Article 229 of the LGSM. The cases stipulated in such article are the following:

- Expiration of the term established in its corporate bylaws
- Inability to continue achieving Unefon's principal objective or because such has been completed
- Resolution by the General Shareholders Meeting
- Because there are fewer than two Stockholders, or
- Due to a loss of two-thirds of its capital stock.

Unefon cannot guarantee that Mexican courts will reject a complaint filed by a complainant other than Unefon stockholders and Unefon creditors who submit proof of their legal interest in the dissolution of Unefon and the liquidation of its assets or that when any of the cases listed occurs any of the foregoing will not demand the dissolution of Unefon.

4. Factors Associated with Cosmofrecuencias

Cosmofrecuencias has limited operational history which makes it difficult to evaluate its bussiness and future expectations.

Cosmofrecuencias was incorporated in August 2000. Because Cosmofrecuencias is in a very early stage of development, it might face major risks, as well as unexpected expenses and challenges, such as:

- An expansion of its user base;
- Generating sufficient cash flow;
- Anticipate and adapt to the development of the markets;
- Recruit, retain, motive and manage technical and administrative personnel;
- Implement information systems and internal control procedures; and
- Update and develop its systems and infrastructure.

Because it is in an early state of its development, Cosmofrecuencias might not appropriately handle some or all of these challenges, which could negatively impact the development of its business and operating results.

Fluctuations in the global economy can negatively affect the Mexican economy and Cosmofrecuencias' operations.

The Mexican economy is vulnerable to market downturns and economic slowdowns in other regions of the world. As has occurred in the past, financial problems or an increase in investment risk detected in emerging economic can cause foreign investment to flee Mexico, thus affecting the Mexican economy. For example, in October 1997, the price of issuing capital and Mexican debt fell significantly after the sudden fall in the Asian markets and, during the second half of 1998, the prices of Mexican securities reacted negatively to the crisis in Russia and Brazil. The recent crises in Argentina and other South American countries has caused instability in the other Latin American financial markets, and could have a negative impact on the Mexican stock and debt markets. As a company that depends on a client base located in Mexico, global economic problems that impact Mexico could severely limit Cosmofrecuencia's access to capital and as a result negatively impact business.

The economic and political situation in Mexico could negatively affect Cosmofrecuencias' operating results.

In recent years, Mexico has undergone changes in its political situation and fluctuations in its economy. This instability affects the investment and business climate in the country. Given that Cosmofrecuencias is a company whose assets and operations are in Mexico, the political and economic environments have a direct impact on its financial position and operating results. As a result, Cosmofrecuencias' business could be dramatically affected by both a devaluation of the peso and by inflation or high interest rates in Mexico.

In the past, Mexico has undergone economic crises caused by domestic and foreign factors characterized by instability in the exchange rate, high levels of inflation, high interest rates, economic contraction, reduction in international capital flow, reduction in bank liquidity and a high unemployment rate. These economic conditions have substantially reduced the purchasing power of the Mexican population and, as a result, the demand for telecommunications services. Crises such as these could have an adverse effect on Cosmofrecuencias' financial position and on its operating results.

Fluctuations in interest and inflation rates could negatively affect Cosmofrecuencia's business.

Any adverse fluctuation in interest rates could have a negative effect on Cosmofrecuencias inasmuch as it would limit its ability to refinance current debt at more favorable rates. In addition, Mexico has had high real and nominal interest rates in its recent past. The interest rates on 28-day Mexican Government bonds (CETES) were on average 21.4%, 15.2%, 11.3%, 7.2%, and 6.2% in 1999, 2000, 2001, 2002, and 2003, respectively. In Mexico, the inflation rate has been considerably high in recent years compared to that of more developed countries. The annual inflation rate was 12.3%, 8.9%, 4.4%, 5.7%, and 4.0% in 1999, 2000, 2001, 2002, and 2003, respectively. Although in recent years there has been a downward trend in the interest and inflation rates, any significant increase in such indicators could negatively affect Cosmofrecuencias' financial position and its operating results, in the following way:

Inflation may reduce consumer's purchasing power so the demand of Cosmofrecuencia's services may be negatively affected.

In the manner that the inflation is greater than Cosmofrecuencia's price increase, the sales and prices of Cosmofrecuencias will be negatively affected in nominal terms.

Cosmofrecuencia's concession is subject to regulation by the Mexican Government, which has the ability to impose additional obligations on its concession or to revoke it if Cosmofrecuencias materially breaches any of the terms and conditions thereof.

Cosmofrecuencias provides its services based on a concession granted by the Mexican Government. Cosmofrecuencia's activities are subject to significant regulation and supervision on the part of the government. If Cosmofrecuencias breaches the conditions indicated in its concession, the Mexican Government, following the applicable legal procedure, could revoke the concession, impose fines or take another type of action against Cosmofrecuencias, negatively affecting Cosmofrecuencia's business. Likewise, Cosmofrecuencia's business could be affected both by changes in Mexican law, regulations and/or government policies related to Cosmofrecuencia's principal business, as well as by decisions by government officials, including the granting, modification or revocation of the concessions required for Cosmofrecuencia to operate as well as decisions by those officials which imply a more rigorous application of the law. The Mexican Government can also grant new concessions to potential competitors who could provide services similar to those Cosmofrecuencia provides. Cosmofrecuencia cannot guarantee that it will be able to obtain renewal of its concessions once the period thereof expires. Moreover, to increase the effective period of the concessions, the Mexican Government could impose additional obligations on Cosmofrecuencia, including payment of amounts which cannot be determined at this time. Any of these factors or government actions could negatively affect the concession that Cosmofrecuencia currently holds, as well as its financial position and operating results.

The Mexican Government could take temporary control (seize) of the concession or revoke it

The Mexican Government could take temporary control of the concession (seize) as well as the possessions or real property required to operate them in case of a natural disaster, war, serious disturbance of public order or in case of imminent danger to public security, the domestic peace of the country or the national economy. According to Mexican law, the federal government is obligated to pay any damage caused by seizure, except if made in case of war.

The Mexican Government, by payment of indemnification, could revoke the concessions for the public good. In this case, indemnification would have to be determined by an expert specialist. If Cosmofrecuencias were not to agree with the amount determined by the expert specialist, it could take legal action against the Federal Government in order for the courts to determine the amount of the indemnification.

If the Mexican Government were to seize or revoke the concession, Cosmofrecuencias' ability to operate its business would be seriously and negatively affected.

If the Mexican Government grants more concessions, the value of Cosmofrecuencias' concession could be seriously affected.

The telecommunications industry is regulated by the Mexican Government. Cosmofrecuencias' concessions are not exclusive and the Mexican Government could grant concessions with the same geographic coverage and on the same frequencies to other participants. Cosmofrecuencias cannot guarantee that new concessions for providing services similar to those that Cosmofrecuencias provides will not be granted in the future, nor that as a result of the aforesaid, that the value of such concessions will not be affected.

Accelerated dissolution and liquidation of Cosmofrecuencias

Pursuant to the provisions in its bylaws, Cosmofrecuencias will be dissolved in any of the cases stipulated in Article 229 of the LGSM. The cases stipulated in such article are the following:

- Expiration of the term established in its corporate bylaws
- Inability to continue achieving Cosmofrecuencias' principal objective or because such has been completed
- Resolution by the General Shareholders Meeting
- Because there are fewer than two Stockholders, or
- Due to a loss of two-thirds of its capital stock.

Cosmofrecuencias cannot guarantee that Mexican courts will reject a complaint filed by a complainant other than Cosmofrecuencias' stockholders and Cosmofrecuencias' creditors who submit proof of their legal interest in the dissolution of Cosmofrecuencias and the liquidation of its assets or that when any of the cases listed occurs any of the foregoing will not demand the dissolution of Cosmofrecuencias.

e. Other Securities

To date, the Company does not have any other security listed in any other registry.

It is important to note that on April 29, 2004, the Company presented to the SEC a request to be subject to the exemption stipulated in Rule 12g3-2(b) of the United States Securities Exchange Act of 1934. If the SEC approves such request, Unefon Holdings would not be required to list its stock with the SEC in the form of ADS's and it would not be listed on any stock market in the United States, and thus Unefon Holdings' ADS's would be traded in the United States on the "*over-the-counter*" system.

It must be noted that before the date of the present Information Memorandum, the Company did not have securities listed in the RNV or in any registry whatsoever.

f. Public Documents

The information contained in this Information Memorandum and the request submitted to the CNBV and the BMV, may be consulted at the latter or expanded upon by Mr. Héctor Romero Tovar, whose telephone number is 3099-0060 and whose e-mail address is hromero@gruposalinas.com.mx.

Likewise, with respect to its associate Unefon, both the annual report, quarterly reports and information on material events that the latter has submitted to the CNBV and BMV are available to investors on the BMV's website (www.bmv.com.mx).

g. Sources of Outside Information and Statements of Experts

The information contained in the present Information Memorandum related to Unefon Holdings has been provided and verified by different officials of the Company, who have compiled it from internal sources that are deemed reliable. Unefon Holdings does not assume responsibility for the authenticity, suffiency or truthfulness of the information contained in the present Information Memorandum regarding Unefon and Cosmofrecuencias inasmuch as Unefon Holdings obtained such information from Unefon's public documentation.

Those statements contained in this Information Memorandum in which no mention is made of the source of the information constitute future expectations and/or opinions and points of view of Unefon Holdings. Statements related to future expectations include statements related to the intent, opinion or current expectations of Unefon Holdings or its officials in relation to various matters. Words such as "believes," "foresees," "plans, "expects," "has the intention," "guides," "estimates," "projects," "forecasts," "guideline," "should" and other similar expressions, identify statements on future expectations.

The actual results of Unefon Holdings may be materially different from those expressed in statements related to future expectations, depending on several important factors. Such factors include the economic and political conditions and government policies of Mexico and other countries, inflation rates, exchange rates, and foreign exchange controls in Mexico, interest rate adjustments and legislative events. This list of factors is not exhaustive and there are other risks and uncertainties that might cause the actual results of Unefon Holdings to differ materially from those expressed in statements related to future expectations, depending on several important factors.

All statements related to future expectations included in this Information Memorandum are based on the information the Company has on the date this Information Memorandum is prepared. These statements appear in different parts of the Information Memorandum and should not be interpreted as a guaranty of future yield and they imply risks and uncertainty; actual results may differ from those stated therein, because of different factors. The information contained in this Information Memorandum including, among others, the "Risk Factors" section, identify some significant circumstances that could cause such differences. In virtue of the aforesaid, investors must take into consideration that the information included in the "Risk Factors" section constitutes a warning regarding significant factors related to future projections, including some risks and uncertainties that might cause actual results to be materially different from projected results.

Unefon Holdings is not required to publicly disclose the result of a revision of statements of expectations to reflect events or circumstances after the date of this Information Memorandum. Notwithstanding the previously mentioned, Unefon Holdings is required to submit periodic reports and to disclose material events pursuant to applicable legal provisions.

II. THE COMPANY

a. History and Development of the Issuer

Unefon Holdings is a company established as a variable-stock limited company (*sociedad anónima de capital variable*) under the laws of Mexico, establishing its main offices at Periférico Sur #4119, Colonia Fuentes del Pedregal, Zip Code 14141, Mexico, Federal District. Unefon Holdings' telephone number at this location is 3099-0060.

Unefon Holdings was established because of the spin-off from TV Azteca, which was agreed to in a General Extraordinary Shareholders Meeting held on December 19, 2003. The resolutions to spin-off TV Azteca were published in the newspaper *El Universal* on December 23, 2003, and in the *Official Register of the Federal District* on January 6, 2004. Likewise, the minutes of the General Extraordinary Sharerholders Meeting certified by a Notary Public were duly recorded in the Public Commercial Registry on January 28, 2004. Pursuant to Article 228-Bis of the LGSM, any stockholder or group of stockholders representing at least 20% of the capital stock or a creditor who has a legal interest may legally challenge the split-off during the 45 calendar days calculated from when the split-off agreement would have been recorded and both publications would have been made. During the aforementioned period, no legal challenge to the Split-off was presented, and therefore it took effect on the same day it was agreed, that is, on December 19, 2003. The duration of Unefon Holdings pursuant to its corporate bylaws is indefinite.

The principal assets that were transferred to Unefon Holdings in virtue of the Split-off were the stock representing: 46.5% of the paid-in capital of Unefon with BMV ticker symbol "Unefon" and 50% of the paid-in capital of Cosmofrecuencias.

Pursuant to the terms of the LGSM, the stockholders of TV Azteca will have the same percentage interest in the capital stock of Unefon Holdings, and retain their percentage interest in TV Azteca.

As mentioned in the Information Memorandum prepared by TV Azteca in virtue of the Spin-Off, Shares of Unefon Holdings will not be separated from TVA Shares and may only be held or traded jointly with TVA Shares. Likewise, it was reported that the Shares of Unefon Holdings would be distributed and delivered to its stockholders until **(i)** the Spin-Off becomes effective; and **(ii)** the the Shares of Unefon Holdings are listed on the BMV and on the US trading system chosen to that end, upon approval from the respective authorities.

In virtue of the fact that Unefon Holdings is a holding company, Unefon and Cosmofrecuencias carry out all of the transactions. (See "*General Information – Risk Factors – Factors Associated with Unefon Holdings*").

Unefon

Unefon is a Mexican mobile telephony company focused on the mass market founded in 1997. In 1999, it was reengineered as a co-investment between Mr. Saba and TV Azteca. In December 2000, Unefon placed part of its capital among the general investor public, obtaining US$ 98 million through the sale of 176 million Series A shares (7% of the capital stock) in a successful primary public offering on the BMV.

Unefon is a stockholding company and, through Operadora, its main subsidiary, it is principally dedicated to the installation, operation and exploitation of a public wireless digital telecommunications services network based on concessions that were granted by the SCT. It has 30 MHz of Radioelectrical Spectrum in the 1.9 GHz band at the national level through which it offers cell phone service in 17 of the largest cities in Mexico. Unefon principally provides prepaid mobile telephone services. In addition, it provides services to companies and some corporate customers.

Unefon began operations in February 2000 in the city of Toluca and it ended 2003 with approximately 1,223,000 net users in 16 cities. Compared with the 1,080,000 in the prior year, it experienced a 13 percent growth. During the first quarter of 2004, Unefon started operations in the city of Pachuca, expanding its coverage to 17 cities with a population of about 43 million inhabitants.

The price strategy implemented by Unefon has been based on offering the lowest per-minute rate in the prepaid mobile telephony market. That strategy includes not only local calls but also long-distance calls.

Unefon currently offers automatic roaming services in cities where it offers services, including roaming in the United States of America.

Cosmofrecuencias

Cosmofrecuencias was established in August 2000 and it performs operations through one of its principal subsidiaries, Operadora de Comunicaciones.

Operadora de Comunicaciones holds the concession to use, enjoy and exploit the 3.4 GHz Radioelectrical Spectrum frequency band.

Operadora de Comunicaciones offers its fixed or mobile wireless access services under the Telecosmo brand. Telecosmo was the first company to provide high-speed wireless interconnection and broadband Internet access services in Mexico, to both residential and corporate customers. This type of technology supports a range of applications, such as: video frequencies, voice over Internet protocol (VoIP), file transfer protocol (FTP), video gaming, video transmission, computer programs, electronic mail, web page hosting, among others.

With advanced technology, Telecosmo offers its services in the Mexico City metropolitan area.

b. Description of the Business

i) Principal Activity

Unefon Holdings is a stockholding company.

ii) Distribution Channels

Unefon Holdings is a stockholding company.

iii) Patents, Licenses, Trademarks and Other Agreements

Unefon Holdings does not own patents, licenses or trademarks. It is also reported that to date, Unefon Holdings has not entered into any type of agreements.

iv) Principal Customers

Unefon Holdings is a stockholding company, so it does not have the usual customers of an industrial and/or commercial company.

v) Applicable Law and Tax Situation

Unefon Holdings is subject to complying with the laws, regulations and provisions applicable to any variable-capital limited company, such as the Commercial Code (*Código de Comercio*), the LGSM, and all provisions related to tax matters. Once the Shares of Unefon Holdings is listed in the RNV, the Company shall also be subject to compliance with the LMV.

Unefon Holdings Tax Situation

Income and Asset Tax

Companies established in Mexico are subject to ISR and IMPAC. ISR is calculated by considering certain effects of inflation as taxable or deductible, such as the depreciation calculated on monetarily-corrected amounts, deductions for purchase instead of cost of sales, which allows current costs to be deducted, and the effect of inflation on certain monetary assets and liabilities is added or deducted through the inflation component, which is similar to the monetary position result. Starting in 2002, the ISR rate is 35%, and it is stipulated that it will fall by 1% each year until it reaches 33% in 2004.

Furthermore, IMPAC is levied at the rate of 1.8% on the net average of most assets (at monetarily-corrected values) and certain liabilities and it is paid only in the amount that exceeds ISR for the year. Any payment made is recoverable against the amount of ISR that exceeds IMPAC in the ten prior fiscal years.

Accounting and Taxable Results:

The provision for ISR is calculated based on the amount payable according to the company's taxable results, the principal differences between the accounting and tax results being the inflationary component, the monetary position result, and the temporary marking of investments to market value. Notwithstanding the aforesaid, Unefon Holdings has currently not made any provision whatsoever for ISR inasmuch as it does not have any tax items.

Employee Profit Sharing:

Unefon Holdings is currently not subject to paying employee profit sharing, inasmuch it presently has no employees.

Income Tax:

Unefon Holdings records the deferred asset and liability effect of ISR, based on the accumulated effect of temporary entries between the asset and liability amounts for accounting and tax effects at the date of the balance sheet, as long-term asset or liabilities.

Summary of Holders Tax Situation

The following summary contains a description of the principal Mexican and U.S. federal income tax consequences of TV Azteca's split-off of Unefon Holdings as described under the caption "*General Information – Executive Summary – The Split-Off*" (the "**Split-Off**") as well as the purchase, ownership and disposition of the Shares of Unefon Holdings or ADSs (collectively referred to as "**Company Shares**") but it does not purport to be a comprehensive description of all of the tax considerations relating thereto. This summary is based on the tax laws of the U.S. and Mexico in force on the date of this Preliminary Information Memorandum, including the provisions of the income tax treaty between the U.S. and Mexico (the "**Tax Treaty**"), which are subject to change (possibly with retroactive effect). Holders of Company Shares should consult their own tax advisors as to the U.S. federal, Mexican or other tax consequences of the Split-Off, purchase, ownership and disposition of Company Shares including, in particular, the effect of any foreign, state or local tax laws.

The sections of this summary which address U.S. tax considerations deal only with holders that will hold the Company Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended to the date hereof (the "**Code**"), and do not address the tax treatment of a holder that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities holdings, persons that will hold the Company Shares as part of an integrated investment (including a "straddle") comprised of Company Shares and one or more other positions, persons that have a "functional currency" other than the U.S. dollar or persons that own or are treated as owning 10% or more of the voting shares of Unefon Holdings.

As used herein, the term "**U.S. Holder**" means the beneficial owner of Company Shares, that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the U.S.; (ii) a corporation or partnership created or organized under the laws of the U.S. or any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in the Treasury Regulations, certain trusts in existence on August 20, 1996, and treated as U.S. persons prior to such date that elect to continue to be treated as U.S. persons and that are beneficial owners of Company Shares, will also be U.S. Holders. The term "**Non-U.S. Holder**" shall mean the beneficial owner of Company Shares other than a U.S. Holder.

As used herein, the term "Non-Mexican Holder" means a holder of the Company Shares that is not a resident of Mexico and that will not hold the Company Shares or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico.

For purposes of Mexican taxation, as of January 2004, an individual is a resident of Mexico for tax purposes if he or she has established his or her domicile in Mexico. If he or she has a permanent home in another country, he or she shall nevertheless be deemed to be a resident of Mexico for tax purposes if the locus of such person's vital economic interests is in Mexico. The locus of vital economic interests shall be deemed to be in Mexico (a) when more than 50% of the gross income of such non-resident individual arises from Mexican sources of income or (b) when the center of such person's professional activities is in Mexico. A legal entity is a resident of Mexico if it is organized under Mexican law or if it maintains the principal administration of its business or the effective location of its management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such person can demonstrate the contrary.

If a non-resident of Mexico is deemed to have a permanent establishment in Mexico, all income attributable to such permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

In general, for U.S. federal income tax purposes, each ADS will be treated as representing the beneficial ownership of [*] Shares of Unefon Holdings.

Tax Considerations Relating to the Split-off

Mexican Tax Considerations

The Split-Off of Unefon Holdings by TV Azteca is not a taxable event for Mexican income tax purposes.

For Non-Mexican Holders of TV Azteca shares, ADSs or CPOs (collectively referred to as "TV Azteca Shares"), the receipt of Company Shares pursuant to the Split-Off are not subject to Mexican income taxation on individuals, income taxes on companies or value added tax.

Subject to the applicable trading restrictions required by Mexican law with respect to the Split-Off, TV Azteca will not be subject to Mexican income tax for the transfer of resources in favor of the Unefon Holdings. Each of Unefon Holdings and TV Azteca expects that the applicable Mexican tax law requirements relating to the tax-free treatment of the Split-Off will be satisfied.

If, as a consequence of the Split-Off, greater than 51% of the assets of either TV Azteca or Unefon Holdings is comprised of monetary assets, the Split-Off will be deemed for Mexican tax purposes to be a taxable capital redemption by TV Azteca. Neither Unefon Holdings nor TV Azteca considers such an event to have occurred.

No fiscal stamp, issuance, registry, tax or similar tariffs must be paid by the any Non-Mexican Holder that receives Company Shares pursuant to the Split-Off.

Non-Mexican Holders should consult their own tax advisors with regard to the tax consequences of the Split-Off in their own jurisdiction.

U.S. Tax Considerations

The amount received by a U.S. Holder (or a Non-U.S. Holder conducting a trade or business in the United States, to which such distribution is effectively connected) in the Split-Off will be equal to the fair market value of the Company Shares received. The distribution will constitute a taxable dividend to the U.S. Holder, taxable as ordinary income, to the extent of the current or accumulated earnings and profits of TV Azteca allocable to such Company Shares. Such dividend will not be eligible for the dividends received deduction allowed to corporations under the Code, however, pursuant to legislation enacted in 2003, dividends paid to a U.S. Holder that is an individual will be subject to tax at a preferential 15 percent rate (or, possibly less) through 2008, provided certain holding period and other requirements are satisfied. U.S. Holders should consult their own tax advisors regarding the applicability of this rate.

The amount of the Split-Off distribution which exceeds the allocated earnings and profits of TV Azteca will be treated as a nontaxable reduction (although not below zero) of a U.S. Holder's adjusted tax basis in its TV Azteca Shares. To the extent that the value of the distribution of Company Shares exceeds such shareholder's adjusted tax basis in its TV Azteca Shares, the distribution will be treated as gain to such shareholder. Any such gain will constitute capital gain to such shareholder if the shareholder holds its TV Azteca Shares as a capital asset, and will constitute long-term capital gain if such shareholder has held such TV Azteca Shares for at least one year.

The fair market value of the Company Shares on the distribution date will be determined by the best available evidence as to their value on that date. Assuming there are no aberrations in the trading of the Company Shares, and absent special factors bearing on the value of a particular holder's Company Shares, the best available evidence of the fair market value of the shares of Company Shares on the distribution date would typically be their value as reflected by their trading prices on the first day of when-issued trading. To the extent the trading price of the Company Shares does not reflect their market value because, for example, there are too few trades or the trading is of a sporadic nature, then other data bearing on the value of the Company Shares may become relevant in determining their fair market value.

Each holder should consult their own tax advisor regarding the overall tax consequences of the Split-Off, including the tax consequences arising under foreign, state or local laws.

Tax Considerations Relating to Company Shares
Taxation of Dividends

Mexican Tax Considerations

Dividends paid to Non-Mexican Holders with respect to Company Shares are not subject to Mexican withholding tax.

U.S. Tax Considerations

Subject to the discussion under the heading "—U.S. Passive Foreign Investment Company Considerations," the gross amount of any cash dividends paid with respect to Company Shares, to the extent paid out of the Unefon Holding's current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, generally will be includible in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are received by the U.S. Holder in the case of Shares of Unefon Holdings or by the depositary in the case of ADSs and will not be eligible for the dividends received deduction allowed to corporations under the Code. However, pursuant to legislation enacted in 2003, dividends paid to a U.S. Holder that is an individual will be subject to tax at a preferential 15% rate (or possibly less) through 2008, provided certain holding period and other requirements are satisfied. U.S. Holders should consult their own tax advisors regarding the applicability of this rate.

Dividends paid in pesos will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. Holder in the case of Shares of Unefon Holdings or by the depositary in the case of ADSs. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos that are converted into U.S. dollars on a date subsequent to the date of receipt by the U.S. Holder or the depositary.

Distributions to U.S. Holders of additional Unefon Holdings Shares with respect to their ADSs that are made as part of a pro rata distribution to all shareholders of Unefon Holdings generally will not be subject to U.S. federal income tax.

Dividends generally will constitute foreign source "passive income" or, in the case of certain U.S. Holders, "financial services income" for U.S. foreign credit purposes. U.S. Holders should consult their own advisors regarding the application of these rules in light of their particular circumstances.

Subject to the discussion below concerning backup withholding and information reporting, a Non-U.S. Holder of Company Shares generally will not be subject to U.S. federal income or withholding tax on dividends received on Company Shares, unless such income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

Taxation of Dispositions of Company Shares

Mexican Tax Considerations

The sale or other disposition of ADSs by a Non-Mexican Holder will not be subject to Mexican tax. Deposits of Shares of Unefon Holdings in exchange for ADSs and withdrawals of Shares of Unefon Holdings in exchange for ADSs will not give rise to any Mexican tax or transfer duties.

Gain on the sale of Shares of Unefon Holdings by Non-Mexican Holders through the Mexican Stock Exchange or any other stock exchange located in a country which has entered into a treaty to avoid double taxation with Mexico will generally be exempt from Mexican tax. On the other hand, gain on the sale of Shares of Unefon Holdings made by Non-Mexican Holders through any other stock exchange shall be subject to Mexican tax at a rate of 25% on the gross amount of the transaction or 33% on the gain. Gain on sales or other taxable dispositions of Unefon Holdings Shares made in other circumstances generally would also be subject to Mexican tax, regardless of the nationality or residence of the transferor.

Under the Tax Treaty, a U.S. Holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other taxable disposition of Shares of Unefon Holdings in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as: (i) the holder did not own, directly or indirectly, 25% or more of the capital stock of the company (including ADSs) at any time within the 12 month period preceding such sale or other disposition; and (ii) the assets of Unefon Holdings on the date of the sale did not consist of 50% or more, by value, of immovable property situated in Mexico. Unefon Holdings considers that less than 50% of the value of its assets consist of immovable property in Mexico.

U.S. Tax Considerations

Upon the sale, exchange or other taxable disposition of Company Shares, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition of such Company Shares (in U.S. dollars, determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency) and such U.S. Holder's tax basis in the Company Shares. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on foreign currency received by a U.S. Holder that is converted into U.S. dollars on a date subsequent to receipt. Subject to the discussion under the heading "—U.S. Passive Foreign Investment Company Considerations," gain or loss recognized by such U.S. Holder generally will be long-term capital gain or loss if the U.S. Holder has held the Company Shares for more than one year at the time of disposition. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to a maximum federal income tax rate of 15%. Such gain or loss generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in and disposition of Company Shares.

Subject to the discussion below concerning backup withholding and information reporting, a Non-U.S. Holder of Company Shares will not be subject to U.S. federal income or withholding tax on gain realized on the sale or other taxable disposition of Company Shares, unless (i) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or (ii) in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

U.S. Passive Foreign Investment Company Considerations

In general, Unefon Holdings will be a passive foreign investment company with respect to a taxable year if either: (i) 75% or more of Unefon Holdings' gross income in such taxable year is passive income; or (ii) the average quarterly percentage of the value of Unefon Holdings' assets that produce or are held for the production of passive income is at least 50%.

For this purpose, if Unefon Holdings owns (directly or indirectly) at least 25% (by value) of the stock of another corporation, Unefon Holdings will be treated as if Unefon Holdings had directly received Unefon Holdings' proportionate share of the gross income of the other corporation and as if Unefon Holdings directly owned Unefon Holdings' proportionate share of the assets of the other corporation. In addition, the Internal Revenue Service has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income. Although Unefon Holdings believes that Unefon Holdings should not be treated as a passive foreign investment company for Unefon Holdings' current taxable year, an actual determination of passive foreign investment company status is fundamentally factual in nature and generally cannot be made until the close of the applicable taxable year. Accordingly, there can be no assurance that Unefon Holdings will not be or become a passive foreign investment company in the future.

If Unefon Holdings were classified as a passive foreign investment company, unless a U.S. Holder timely makes the mark-to-market election described below, a special tax regime would apply to both: (i) any "excess distribution," which would be such U.S. Holder's share of distributions on Company Shares in any year that are greater than 125% of the average annual distributions on such Company Shares received by the U.S. Holder in the three preceding years or the U.S. Holder's holding period for the Company Shares, if shorter; and (ii) any gain realized on the sale or other disposition of the Company Shares held by the U.S. Holder for more than one taxable year.

Under this regime, any excess distribution and any gain so realized would be treated as ordinary income and would be subject to tax as if: (i) the excess distribution or gain had been realized ratably over the

U.S. Holder's holding period; (ii) the amount deemed realized had been subject to tax in each year of that holding period at the highest applicable tax rate; and (iii) the interest charge generally applicable to underpayment of tax had been imposed on the taxes deemed to have been payable in each of those years in which Unefon Holdings was classified as a passive foreign investment company.

In addition, the estate of an individual U.S. Holder who dies while owning Company Shares may not be eligible to step up the tax basis of the Company Shares.

The foregoing rules with respect to distributions and dispositions may be avoided if a U.S. Holder is eligible for and timely makes a valid "mark-to-market" election. A mark-to-market election may be made only if the Unefon Holdings Shares or ADSs, as the case may be, are treated as "marketable stock." If a mark-to-market election is made, the U.S. Holder will, in general, include as ordinary income each year the excess, if any, of the fair market value of its Unefon Holdings Shares or ADSs for that year (measured at the close of the U.S. Holder's taxable year) over its adjusted tax basis in the Unefon Holdings Shares or ADSs. The U.S. Holder will also be allowed an ordinary loss each year of the excess, if any, of its adjusted tax basis over the fair market value of its Unefon Holdings Shares or ADSs, but only to the extent of the net amount of income previously included income as a result of the mark-to-market election. The U.S. Holder's tax basis in the Unefon Holdings Shares or ADSs will be adjusted to reflect these income or loss amounts. The mark-to-market election is made on a shareholder-by-shareholder basis and, once made, can only be revoked with the consent of the Internal Revenue Service.

Under applicable Treasury regulations, the term "marketable stock" includes stock of a PFIC that is "regularly traded" on a qualified exchange or other market. For these purposes, a class of stock is regularly traded on a qualified exchange or other market for any calendar year if such class of stock is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. It is unclear whether the Unefon Holdings Shares or ADSs will be treated as marketable stock for these purposes.

Each U.S. Holder is urged to consult its own tax adviser concerning the potential application of the passive foreign investment company rules to the U.S. Holder's ownership and disposition of the Unefon Holdings Shares and ADSs (and, in particular, such holder's ability to make a mark-to-market election as described above).

U.S. Backup Withholding and Information Reporting

A U.S. Holder of Company Shares may, under certain circumstances, be subject to "backup withholding" with respect to certain payments to such U.S. Holder, such as dividends paid by us or the proceeds of a sale or other disposition of Company Shares, unless such holder (i) is a corporation or falls within certain other exempt categories, and demonstrates this fact when so required, or (ii) provides a correct U.S. taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be allowed as a refund or credit against the holder's U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service. While Non-U.S. Holders generally are exempt from backup withholding, a Non-U.S. Holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption.

Other Mexican Taxes

There are no Mexican inheritance, gift, succession or value added taxes applicable to the ownership, transfer, exchange or disposition of Company Shares by Non-Mexican Holders. There are no Mexican stamp, issue, registration or similar taxes or duties payable by holders of ADSs.

Regulatory Framework

The telecommunications sector in Mexico is regulated by the LFT [Federal Telecommunications Act], which is contemplated by the LVGC, the Telecommunications Regulation adopted pursuant to such law (the "Telecommunications Regulation"), the Public Telephone Service Regulation and the Local, Long-

Distance and International Long-Distance Service Rules issued pursuant to the LFT. In particular, Unefon and Cosmofrecuencias are also subject to the provisions in the Certificates of Concession granted by the SCT.

The objectives of the LFT are to promote the efficient development of the telecommunications industry, to encourage healthy competition in the provision of services, favoring the Mexican population's having access to quality services at competitive prices with adequate coverage.

The SCT is the government agency principally responsible for regulating telecommunications services, which had exclusive authority over telecommunications matters until August 1996, when COFETEL was created by executive order. Many of the SCT's authorities and obligations were delegated to COFETEL pursuant to the LFT.

As established in COFETEL's Establishment Order, it is a decentralized body of the SCT, which was formed in order to apply the LFT and to guarantee the efficient development of telecommunications in Mexico, through the establishment and application of an appropriate regulatory framework. COFETEL has technical and operational autonomy, with four commissioners appointed by the President, through the Secretary of Communications and Transportation, one of whom is appointed as Chairman.

COFETEL has the authority to ensure due observance of the conditions established in the permits and concessions granted in telecommunications matters and, as such, it may require concessionaries to provide technical, administrative, financial and legal information related to those concessions and permits. In general, the SCT has retained the authority to grant concessions and permits to provide telecommunications services, as well as to impose sanctions. COFETEL submits for the approval of the SCT the schedule of Radio Spectrum frequency bands to be put out for bid. However, it may issue opinions regarding the granting, modification, extension and assignment of concessions or permits; but the SCT has the final decision on these matters, among others.

COFETEL has the following authorities:

To issue administrative orders; to prepare and administer basic technical plans; and to issue official Mexican standards, regarding telecommunications;

To undertake studies and research in telecommunications matters; as well as to prepare preliminary plans regarding the suitability, modification and updating of such legal and regulatory provisions as are pertinent;

To promote, in coordination with the competent offices and entities, as well as with academic institutions and private parties, the performance of activities leading toward the training of human resources in telecommunications matters, as well as technological development in the sector;

To issue an opinion regarding requests for granting, amending, extending and assigning concessions and permits in telecommunications matters, as well as the revocation thereof;

To submit for the approval of the Department the program of radio spectrum frequency bands for specific uses, with their corresponding methods of use and geographic coverage, which will be the subject of public requests for bid; as well as to coordinate the corresponding bid processes;

To coordinate the request for bid processes to occupy and exploit geostationary orbital positions and satellite orbits assigned to the country, with their respective frequency bands and rights to emit and receive signals;

To establish procedures for the adequate certification of equipment, as well as to grant the corresponding certification or authorize third parties to issue such certifications, and to authorize experts and verification units in telecommunications matters;

To administer the radio spectrum and to promote its efficient use, and to prepare and keep the National Frequency Allocation Chart up-to-date;

To keep the telecommunications registry stipulated in Chapter VI of the Federal Telecommunications Act;

To promote and monitor the efficient interconnection of telecommunications equipment and public networks, including such that is made with foreign networks, and to determine the conditions which, in connection matters, public telecommunications network concessions have not been able to agree with each other;

To record telecommunications services rates, and to establish specific obligations related to rates, quality of service and information, for public telecommunications network concessionaires that have substantial power in the relevant market, pursuant to the Federal Antitrust Act;

To receive payment for fees, profit or usages, derived from telecommunications matters, pursuant to the applicable legal provisions;

To monitor due observance of the provisions in the certificates of concession and permits issued in that regard, and to exercise supervisory and verification authorities, in order to ensure that the provision of telecommunications services is made in accordance with the applicable legal, regulatory and administrative provisions;

To intervene in international affairs within the scope of its competency;

To propose to the head of the Department of Communications and Transportation the imposition of sanctions for violations of applicable legal, regulatory, and administrative provisions;

Such others as are granted to it by other laws, regulations and other applicable provisions.

Telecommunications Concessions

To install, operator or exploit a public telecommunications network, any natural or legal person must first obtain a concession from the SCT. Concessions to install, operate or exploit public telecommunications networks that do not require the use of Radio Spectrum frequency bands have a maximum term of 30 years and may be extended for additional equal period provided that the concessionaire as complied with the conditions stipulated in the certificate of concession whose extension is sought, that it requests it prior to the start of the last one-fifth of the term of the concession, and that it accepts such new conditions as are established by the SCT itself pursuant to the LFT and other applicable provisions. To use, enjoy or exploit Radio Spectrum bands, any natural or legal person must obtain the concessions on those frequency bands, through a public request for bid process. Concessions for Radio Spectrum frequency bands have a maximum term of 20 years and may be extended for additional equal periods. The government has a right to receive consideration for the granting of concessions on Radio Spectrum frequency bands.

Under the LFT concessions must have at least:

Concessionaire's name and address;

The frequency bands covered by the concession, the methods of use thereof, and the geographic area where they may be used.

The respective investment schedules.

The services the concessionaire will be able to provide.

The technical specifications of the project.

The effective term.

Such consideration as may be charged for the granting of the concession.

In addition to the concessions, the SCT may grant permits to install, operate or exploit ground transmission stations and to resell telecommunications services. There is no specific maximum term for the permits.

It should be noted that under the LFT, to provide value-added services only requires registration thereof with the SCT.

Furthermore, under the LFT and Foreign Investment Act, concessions may only be granted to natural persons of Mexican nationality and Mexican companies, whose foreign investment does not exceed 49% of the voting stock, or which are not controlled by persons of a nationality other than Mexican. The foregoing is not applicable to cell phone concessionaries, where the foreign interest may exceed 49% of the voting stock, upon favorable decision by the Department of the Economy through the National Foreign Investment Commission. Neutral stock with limited voting rights is not counted for such percentage.

To transfer or subscribe to more than 10% of the capital stock of the concessionaire, most telecommunications concessions require that notice be given to the SCT, which may object thereto within a 90-day period; otherwise, tacit approval is construed. Any transfer of capital or issuance of stock in violation of the aforementioned limits (including the limits on foreign investment) shall be invalid under Mexican law. The assignment of concession rights is prohibited during the first three years after the date on which they were granted and after such term it shall be subject to prior authorization by the SCT, as well as approval by COFECO, if applicable.

The term of concessions may be extended, subject to having met the terms and conditions established therein, and are subject to authorization from the SCT. If a concession is terminated, the Mexican Government has a right of preference to acquire the equipment and fixed assets used under the concession.

Concessions may be terminated pursuant to the LFT when:

Their term expires;

The concessionaire resigns;

It is revoked;

It is withdrawn; or

The concessionaire is liquidated or goes bankrupt.

The LFT establishes that concessions may be revoked by the SCT before the expiration of their effective term, under certain circumstances, including:

The rights granted under the concession are not exercised for a period greater than 180 calendar days;

Interruptions in the operation of the general communications route or the provision of the service;

Performance of acts that prevent the operation of other concessionaires or permit holders;

Non-compliance with the obligations or conditions established in the certificate of concession;

Refusing to interconnect to other concessionaires without just cause;

Change in nationality;

Assigning, encumbering, or transferring concessions, the rights therein granted, or the assets allocated thereto, in violation of the provisions of the LFT; and

Nonpayment of such consideration as has been established.

The SCT may revoke a concession immediately, under any circumstance related to the non-exercise of rights, refusal to connect without just cause, change of nationality and assignment, encumbrance or transfer of the concession in violation of the provisions of the LFT. The SCT may revoke a concession in other cases, only after having imposed sanctions against the concessionaire on at least three occasions, and it has repeated the same fault.

As established by the LFT, the Mexican Government, through the SCT, may temporarily seize general communications routes and the possessions and real property required to operate such routes, in case of natural disaster, war, serious alteration in the public order, or when any imminent danger to national security, the domestic peace of the country or the national economy are foreseen. Under Mexican law, the federal government shall be obligated to indemnification by paying damages at their actual value to the aggrieved party in case of temporary seizure, except in case of war.

The Mexican Government may order the withdrawal of the concession for reasons of public utility, upon indemnification. In case of withdrawal, the amount of indemnification shall be calculated by experts. It the concession does not agree with the appraised value, it may institute legal action against the federal government to challenge that appraised amount and the final determination shall be given by the courts.

The LFT obligates concessionaries to establish an open-network architecture that allows interconnection and interoperability between networks. Private network operators who do not use Radio Spectrum frequency bands need not obtain a concession.

Licenses

Unefon

One of Unefon's main subsidiaries has several licenses. The information about this specific section is contained in the UNEFON Annual Report in the Section entitled "*The Company – Description of the Business – Applicable Legislation and Tax Situation - Licenses*".

Cosmofrecuencias

One of Cosmofrecuencias' main subsidiaries has one license. The information about this specific section is contained in the UNEFON Annual Report in the Section entitled "*The Company – Description of the Business – Applicable Legislation and Tax Situation - Licenses*".

Rates

Under the LFT, the rates for telecommunication services are freely adopted by the service providers. Providers are banned from adopting discriminatory practices when applying rates. In addition, the SCT is authorized to impose specific rate requirements on those companies who have substantial presence in the market. All telecommunications service rates must be registered with the SCT before taking effect.

Connection

Local Long Distance and Domestic connection

The LFT requires all public network licensees to connect with any other public network licensee who so requests. For this purpose, licensees will have 60 days starting from the date on which the interconnection request is made to them to sign the corresponding connection agreement.

If the connection agreement is not signed by this deadline, at the request of either party, the SCT will make a determination on the conditions on which agreement could not be reached within a further 60 days.

Unefon has signed several connection contracts with various licensees, which allows it to be interconnected to the principal operators' networks (see the section *called "Patents, Licenses, Trademarks and Other Agreements*" in UNEFON's Annual Report).

vi) Human Resources

None of the officers has signed contracts with Unefon Holdings establishing employment relationships. Unefon has no employees because it is a holding company for shares (See "Management – Directors and Shareholders").

vii) Environmental Performance

Unefon Holdings is a holding company and therefore its operations and business are not subject to any kind of environmental regulations.

viii) Market Information

Unefon Holdings is a holding company.

ix) Corporate Structure

As shown in the chart below, Unefon Holdings owns 46.5% of Unefon's share capital and 50% of Cosmofrecuencias share capital. Unefon Holdings has no subsidiaries.

The corporate structure of Unefon Holdings is the following:



Azteca Holdings, S.A. de C.V.
Ricardo B. Salinas Pliego
Alternativas Cotsa, S.A. de C.V.
Nacional Financiera, S.N.C., Fideicomiso 987
52%
5%
3%
40%
Unefon Holdings, S.A. de C.V.
46.5%
50%
Unefon, S.A. de C.V.
Cosmofrecuencias, S.A. de C.V.
99.99%
99.99%
Operadora Unefon, S.A. de C.V.
Operadora de Comunicaciones, S.A. de C.V.



Unefon
Operadora Unefon Unefon 99% Servicios SPC 1%
Servicios SPC Unefon 99% Operadora Unefon 1%
Operadora SPC Unefon 99% Servicios SPC 1%
Frecuencia Móvil Unefon 99% Servicios SPC 1%
Estudios Azteca Unefon 98% Servicios SPC 2%
Corporativo Alsavisión Unefon 98% Servicios SPC 2%
Torcom Unefon 98% Servicios SPC 2%



-COSMOFRECUENCIAS, S.A. DE C.V.
FIJAS VARIA
Grupo Corp. Acc 25 305,270 50%
TV Azteca 25 305,270 50%
UNEFRECUENCIAS (7 GHz)
COSMOFREC. 113,719,290 99.74%
UNEFON 299,999 0.01%
SERVICIOS SPC 1 0.00%
OPERADORA DE COMUNICACIONES (3.4 GHz)
COSMOFREC. 4,067,258,740 99%
UNEFON 299,999 0.01%
SERVICIOS SPC 1 0.00%
-TELEFRECUENCIAS, S.A. DE C.V.
Cosmofrec. 49 98%
Torres y Com. 1 2%
-TRANSMISIONES Y FRECUENCIAS, S.A. DE C.V.
Cosmofrec. 49 98%
Telefrec. 1 2%
-COSMOTRANSMISIONES Y FRECUENCIAS, S.A. DE C.V.
Cosmofrec. 49 98%
Transmis y frec. 1 2%

Operadora is Unefon's main subsidiary, in which it has a 99.99% stake. Operadora de Comunicaciones is Cosmofrecuencias' main subsidiary, in which it has a 99.99% stake.

At the time of writing this Information Memorandum, there are no significant business relationships between Unefon Holdings, Unefon and Cosmofrecuencias.

x) Description of Main Assets

Unefon Holdings' main asset is its ownership of 46.5% of the shares representing the Unefon's share capital and 50% of the shares representing Cosmofrecuencias' share capital.

xi) Legal, Administrative or Arbitration Proceedings

Unefon has no legal, administrative or arbitration proceedings pending at this time.

In addition, Unefon Holdings does not fall under any of the conditions set out in Articles 9 and 10 of the Law on Mercantile Bankruptcies and does not consider it could be declared in mercantile bankruptcy. It should also be noted that Unefon Holdings has never been declared in mercantile bankruptcy.

Both Unefon and some of the members of the Board of Directors of Unefon Holdings have legal and administrative proceedings pending against them; for more information about this item, please see "*The Company – Description of the Business – Legal, Administration or Arbitration Proceedings" in the Annual Report for TV Azteca and in UNEFON's Annual Report.*

xii) Shares Representing the Share Capital

Unefon Holdings' share capital is variable. The fixed minimum capital which cannot be withdrawn is $68,000,000.00 (Sixty-eight million 00/100 Mexican Pesos), represented by 9,154,284,479 ordinary, nominative, common shares with no face value assigned, fully subscribed and paid in.

Since the Company was incorporated, Unefon Holdings' share capital has not changed.

xiii) Dividends

Unefon Holdings currently has no plans to issue dividends. The financial statements and the associated report for the last fiscal period (running from December 19, 2003 to December 31, 2003) will be presented to shareholders for their consideration at Unefon Holdings' annual ordinary shareholders' meeting. Once the financial statements have been approved, the shareholders will decide how the net profits for the previous fiscal period (running from December 19, 2003 to December 31, 2003) will be distributed. The law requires that 5% of these net profits be placed in a legal reserve, which will not be available for distribution until the legal reserve has reached 20% of Unefon Holdings' nominal share capital (before representation in constant pesos). Amounts over and above those placed in the legal reserve fund may be distributed to the remaining reserve funds as decided by the shareholders, which include a reserve to redeem Unefon Holdings shares. The remainder of the net profits, if any, will be available to be distributed in the form of dividends.

III. FINANCIAL INFORMATION

a. Selected Financial Information

The following proforma financial information for the fiscal periods ending on December 31, 2002 and December 31, 2003, was taken from the audited proforma Financial Statements attached to this document, which were audited by PricewaterhouseCoopers S.C., Unefon Holdings' independent auditors, and drawn up in compliance with Mexican Generally Accepted Accounting Standards. The proforma financial information for the periods ending on December 31, 2001, 2002 and 2003 was taken from Unefon Holdings' audited Financial Statements attached to this Brochure, which were audited by Unefon Holdings' independent auditors. These proforma results do not necessarily indicate the results to be expected for any future fiscal period.

The information given below should be read together, and is qualified throughout by reference to the Financial Statements, including the notes to those proforma financial statements, which are attached herewith. The proforma Financial Statements were drawn up in compliance with Bulletins B-10 and B-12 issued by the Mexican Institute of Public Accountants ("IMPC") which require, respectively, recognition of the effects of inflation and require the statement of changes in the proforma net worth to reflect changes in the proforma general balance sheet, restated in the actual general balance sheet. According the Mexican Generally Accepted Accounting Standards, the selected proforma financial information given below and all information contained in the proforma Financial Statements has been restated in constant pesos on December 31, 2003.

Unefon Holdings, S.A. de C.V.
Million pesos as of December 31, 2003

	For the year ended and as of December 31, of:							
		Pro forma				Proforma		(1)
Profit and loss information		2001		2002		2003		2003
Mexican GAAP:								
Participation in the losses of:								
Unefon	Ps.		Ps.		Ps.	(1,088)	US$	(96.9)
Cosmofrecuencias						(280)		(24.9)
Net loss						(1,368)		(121.8)
Loss per share						0.149		0.01
Mean weighted shares in circulation (millions)		9,154		9,154		9,154		-
Balance Sheet data:								
Mexican GAAP:								
Acct. receivable from Cosmofrecuencias	Ps.	369	Ps.	-	Ps.	-	US$	-
Investment in stock of:								
Unefon		1,922		1,826		667		59.4
Cosmofrecuencias				369		89		7.9
Total assets		2,291		2,195		756		67.3
Capital stock		68		68		68		6.1
Total shareholders investment		2,291		2,195		756		67.3

(1) The sums in U.S. dollars represent amounts in Mexican pesos as of December 31, 2003 expressed in millions of pesos of purchasing power as of 31 December 2003, translated at the exchange rate of Ps 11.232 per U.S. dollar.

b. Financial Information by Business Sector, Geographical Area and Export Sales

Unefon Holdings is a holding company and therefore does not carry out any operations by business sector or export sales.

c. Relevant Loan Information

As of December 31, 2003, Unefon Holdings has no relevant loans.

d. Management Comments and Analysis on Operating Results and the Company's Net Worth

The following explanations should be read together with the Audited proforma Financial Statements as well as the associated notes which are enclosed with this Brochure.

The audited proforma financial statements were drawn up by Unefon Holdings' Management according to Mexican Generally Accepted Accounting Standards; therefore, they include the effects of inflation in the financial information, pursuant to Bulletin B-10 issued by the IMPC and amendments, and therefore all the proforma financial information is given in thousands of constant pesos on the date of the general balance sheet, which in this case is December 31, 2003.

i) Operating Results

Fiscal period ending on December 31, 2003 (proforma), compared to the fiscal period ending on December 31, 2002 (proforma)

Unefon Holdings is a holding company and therefore does not carry out any operations by business sector or export sales, and therefore its main operation is recognizing its partners' results. For the year ending on December 31, 2003, Unefon Holdings recognized losses for the stake in Unefon and Cosmofrecuencias (partner companies). For MXP 1.088 billion and MXP 280 million respectively, which include a loss for long-term asset depreciation of MXP 580 million and MXP 222 million respectively. For the years ending on December 31, 2002, and 2001, no partners' results were recognized because these investments were valued as temporary investments.

As a result of the foregoing, Unefon Holdings recorded a proforma net loss of MXP 1.368 billion for the year ending on December 31, 2003.

ii) Net Worth, Liquidity and Capital Resources

The factors which may influence Unefon Holdings' liquidity and capital resources which are discussed below include its partners' ability to generate sufficient free cash flow and make dividend distributions.

Liquidity

Unefon Holdings carries out no independent business dealings and has no significant sources to generate income.

iii) Internal Control

Because Unefon Holdings was created only recently, it is in the process of evaluating its internal control, which will be carried out under the supervision of and with the participation of the Company's management, including its CEO and Director of Finances. This evaluation will include the effectiveness of the design and operation of the controls and disclosure procedures for Unefon Holdings.

e. Critical Accounting Estimates

The review and forecast for Unefon Holdings' operations and finances are based on the Financial Statements which have been drawn up in compliance with Mexican Generally Accepted Accounting Standards.

When drawing up its financial statements, Unefon Holdings is required to make estimates and give opinions affecting the amounts reported as assets, liabilities, income and expenses and disclosure relating to contingent assets and liabilities. Unefon Holdings currently evaluates its estimates, including those relating to unrecoverable debts, the valuation of long-term assets and intangibles and mercantile loans, exhibition rights, obsolete reserve, income tax, deferred income tax, employment benefits, contingencies and lawsuits. Because Unefon Holdings is only of recent creation, it has no historical experience of its own. These estimates will be used as the basis for issuing judgments on present values for assets and liabilities which are not otherwise apparent or which are not provided from other sources. The actual results may differ from these estimates based on other assumptions or under different conditions.

As of December 31, 2003, Unefon Holdings considers it does not have significant critical accounting policies which could affect its opinions and major estimates used to draw up the proforma Financial Statements.

IV. MANAGEMENT

a) External Auditors

Unefon Holdings' auditors are PricewaterhouseCoopers S.C., who reviewed the proforma financial statements issued on December 31, 2003. The auditors were appointed by the Company's Management based both on their technical ability and their independent status.

On the date of writing this Information Memorandum, PricewaterhouseCoopers S.C. has not provided any services to the Company other than auditing.

b) Operations with Related Entities and Conflicts of Interest

Because it has only recently been created, Unefon Holdings has not carried out any operations; however, the operations it may carry out with its partner, affiliated or related companies will be executed in the normal course of business and at market prices.

c) Managers and Shareholders

The Board of Directors of Unefon Holdings is made up 5 members as indicated below:

MEMBER	POSITION	STATUS	AGE
Ricardo B. Salinas Pliego	Chairman	Related	48
Pedro Padilla Longoria	Member	Related	38
Luis Jorge Echarte Fernández	Member	Related	59
Francisco X. Borrego Hinojosa Linaje	Secretary	Related	39
Gonzalo García De Luca	Member	Independent	38

These members were appointed by the general ordinary shareholders' meeting when the Company was created, for the irregular fiscal period running from December 19, 2003 to December 31, 2003, and will remain in office until the general ordinary shareholders' meeting is held, and makes new appointments and the recently appointed members take over their respective offices.

To comply with the minimum set out in Section IV of Article 14-Bis-3 of the LMV on the percentage (25%) of the members of the Board of Directors who must be independent, Unefon Holdings will call a general ordinary shareholders' meeting as soon as possible.

Biographical information about the members of the Company's Board of Directors is given below:

Ricardo B. Salinas Pliego. Mr. Salinas Pliego has been the Chairman of the Board of the Company since its creation, Chairman of the Board of Directors of TV Azteca and the Grupo Elektra since 1993, a Unefon board member since 1999 and Chairman of Unefon since 1998. Mr. Salinas Pliego is also a board member of many other Mexican corporations, including Azteca Holdings, Grupo Dataflux, Biper, Cosmofrecuencias, Todito and Salinas y Rocha. Mr. Salinas Pliego received a degree in Accounting from the Technological Institute of Advanced Studies in Monterrey and received a Master's degree in Business Administration from the *Freeman School of Business* at Tulane University.

Pedro Padilla Longoria. Mr. Padilla has been a member of the Board of the Company since its creation. Mr. Padilla has been a member of the Board of Directors and Executive Director of TV Azteca since 1993 and 2001, respectively. Mr. Padilla is also a member of the Board of Directors of Azteca Holdings, Grupo

Elektra, Biper, Unefon and Cosmofrecuencias. Mr. Padilla received a law degree from the National Autonomous University of Mexico.

Luis J. Echarte Fernández. Mr. Echarte has been a member of the Board of the Company since its creation. Before joining TV Azteca, he was Director of Finance at Grupo Elektra. He joined Grupo Elektra in 1994. Mr. Echarte is also Executive Director of Azteca International and a member of the Board of Directors of Biper, Azteca International Corporation, Grupo Elektra, Seguros Azteca, TV Azteca, Unefon and Iusacell. Mr. Echarte has also studied at Memphis State University and the University of Florida, and completed the Executive Administration Program at Stanford University.

Francisco X. Borrego Hinojosa Linage. Mr. Borrego has been General Legal Advisor and Legal Director at TV Azteca since August 1993. Mr. Borrego is also a member of the Board of Directors of Azteca Holdings. Mr. Borrego received a law degree from the Free School of Law.

Gonzalo García De Luca. Mr. García De Luca is a founding partner of Asesoría y Consultoría en Negocios "AXAN" and has an in-depth knowledge of corporate finances, tax and legal matters. Before founding AXAN (2002), he headed the office of Corporate Finance and Vice-President's Financial Services at the Grupo Elektra. Mr. García De Luca has a licentiate degree in business administration from the Autonomous Institute of Technology of Mexico and has a master's in administration from IPADE (Panamerican Institute for Senior Corporate Management).

The shareholders attending the general ordinary shareholders' meeting appoint the members of the Board of Directors. The Board of Directors, as a collegial body, is responsible for representing the Company and managing the business indicated in the corporate purpose, within the limits set out in the company by-laws.

The powers vested in the Board of Directors of Unefon Holdings by the by-laws are as follows: **(i)** power to effect lawsuits and collections; **(ii)** power for acts of administration, including the power to freely appoint and remove the CEO and General or Special Managers and other officers, legal representatives, agents and employees of the Company, assigning them their powers, obligations, employment conditions, compensation and guarantees they have to provide; **(iii)** power to acquire and sell shares and stakes in other companies; **(iv)** power for acts of ownership; **(v)** power to issue, subscribe, pledge and otherwise negotiate any kind of loan instruments on behalf of the Company and its subsidiaries and appoint persons authorized to carry out these acts; **(vi)** power to open and close bank accounts on behalf of the Company, as well as make deposits and draw on and release funds from them and authorize and appoint persons to draw on and release funds from them; **(vii)** power to decide the manner in which the right to vote shall be exercised for any or all of the shares for which the corresponding right to vote has to be exercised for any and all of the shares or stakes owned by the Company, issued by any kind of company, whether trading or non-trading, in shareholders' meetings or general or special partners' meetings, ordinary or extraordinary; **(viii)** power to call ordinary, extraordinary or special shareholders' meetings, in all cases set out by the by-laws, or whenever it considers them necessary, and set the time and date for such meetings to be held and to execute the resolutions passed by them; **(ix)** power to formulate internal work regulations; **(x)** power to appoint and remove the external auditors for the Company; **(xi)** power to set up branches and agencies for the Company in any part of Mexico or overseas; **(xii)** power to carry out all acts authorized by the Company's by-laws or as a consequence of them; **(xiii)** power to authorize the purchase of shares representing the Company's own share capital, in the terms set out in Clause Nine of the by-laws; **(xiv)** power to approve operations outside the ordinary course of business, entered into between the Company or its subsidiaries or those with whom those entities have a patrimonial relationship or, if applicable, a blood relationship or affinity up to the second degree, spouse or domestic partner; **(xv)** power to approve the granting by society's or its subsidiaries of guarantees higher than 30% of consolidates assets; **(xvi)** power to approve any operation executed by the Company or any of its subsidiaries outside the ordinary course of business separate from those indicated in points (xii) to (xiv) above, representing more than 1% of the consolidated assets; **(xvii)** power to assign Company shares to company officers and employees, according to the Options Plan to be set up; **(xviii)** power to issue stock or sign documents resulting in the issue of shares representing the Company's share capital (including convertible debts, warrants, among others); **(xix)** subject to the limitations set out in the by-laws, power to award general and special powers and delegate any of the powers indicated in any and all of the previous points; **(xx)** the fullest and most unrestricted powers to revoke powers issued by the Company.

The following list gives the names of Unefon Holdings officers as well as their current positions:

NAME	AGE	CURRENT POSITION
Diego Foyo Mejía	54	Chief Executive Officer
Héctor Romero Tovar	32	Chief Financial Officer
Erika Pintos Gutiérrez	27	General Counsel

Below is biographical information about Unefon Holdings officers.

Diego Foyo Mejía. Mr. Foyo has 29 years' experience in senior management and finance in major Mexican corporations such as FEMSA, where he acted as Vice-President of Planning and Vice-President of Human Resources; and in the Grupo Financiero Banorte, where he acted as General Controller. Mr. Foyo is a graduate of the Technological Institute of Advanced Studies in Monterrey (ITESM), a Mexican university with an international reputation where he received a degree in public accounting.

Héctor Romero Tovar. Mr. Romero was a market analyst for ten years in two well-known Mexican brokerage companies, before joining the Grupo Salinas three years ago as Director of Investor Relations. He has also worked as Director of Finance for Azteca America, TV Azteca's subsidiary for the Hispanic market in the United States. Héctor Romero is an independent member of the Board of Directors of Operadora Valmex, a fund manager in Mexico; Mr. Romero received a degree in Economics from the Autonomous Institute of Technology of Mexico, and received a master's degree in Finance also from the Autonomous Institute of Technology of Mexico. He also has a diploma in telecommunications and another in dynamic econometric models also from the Autonomous Institute of Technology of Mexico. He also received a diploma in American corporate law from the Iberoamerican University in conjunction with Georgetown University. He is currently studying for a master's degree in financial risk management at the Autonomous Institute of Technology of Mexico.

Erika Pintos Gutiérrez. Miss Pintos has worked as General Counsel of Unefon Holdings since its creation and was previously employed in the legal affairs department at TV Azteca. Before joining TV Azteca, Miss Pintos was employed as the Legal Affairs Manager at IXE Grupo Financiero, S.A. de C.V. Miss Pintos received a licentiate degree in law from Anahuac del Sur University and studied for a master's degree in Financial Law at Anahuac del Sur University.

Unefon Holdings does not grant any kind of compensation or benefits to its board members and officers. The only payment the board members receive is fees for their attendance at each Board meeting, which is approved by the Company's Annual General Ordinary Shareholders' meeting. Unefon Holdings has no pension plan, retirement plan or similar benefits for its board members or officers.

In relation to the information regarding individual share ownership by the board members and officers of Unefon Holdings, it should be noted that the Company does not have any information about the individual stock holdings of its board members and officers, because they do not have their shares registered in the Company's shareholder register under the terms of Article 128 of the LGSM. The only information available regarding individual share ownership by the board members and officers of Unefon Holdings is that Mr. Salinas, Chairman of the Board of Directors of the Company, owns 5% of the Company's share capital.

Unefon Holdings has no agreement or program established to involve employees in the Company's share capital, as it as no employees.

On the date of writing this Information Memorandum, the Company's shareholder structure is as follows:

SHAREHOLDERS	SHARES	% OWNED
Azteca Holdings, S.A. de C.V.	4,755,464,824	52%
Ricardo B. Salinas Pliego	451,142,392	5%
Alternativas Cotsa, S.A. de C.V.	277,353,782	3%
Nacional Financiera, S.N.C. (Trustee of Trust No. 987) (Public Investment Trust)	3,670,323,481	40%
TOTAL:	9,154,284,479*	100%

*Holding as of October 31, 2003; when Unefon Holdings Shares are distributed, percentages may change.

Unefon Holdings has no knowledge, within its sphere of competence, of any commitment which could involve a change in control of its shares.

Unefon Holdings' majority shareholder is Azteca Holdings, which has a 52% stake in the Company's share capital. Azteca Holdings shareholders are Comunicaciones Avanzadas, S.A. de C.V. ("CASA"), with a 90% stake and Servicios Patrimoniales Integrados, S.A. de C.V. with a 10% stake, the latter is a company controlled by Mr. Salinas. CASA is a holding company which is directly and indirectly owned, through the Grupo Elektra, by some members of Mr. Salinas' family. Mr. Salinas' family members own a 90% stake in CASA's share capital and the remainder is in the hands of the public investment through the Grupo Elektra. Mr. Salinas controls CASA through a trust set up by his family. Grupo Elektra is controlled by Mr. Salinas who is also the Chairman of the Board of Grupo Elektra.

Nacional Financiera, S.N.C. is the trustee of trust number 987, which issued trust certificates for TV Azteca Shares (CPO's – Ordinary Holding Certificates). Once the Unefon Holdings Shares are registered in the RNV and are also listed on the BMV and on an exchange in the United States, they will be distributed to the then holders of TV Azteca CPO's.

Although Unefon Holdings' by-laws allow for the creation of a Compensation Committee, an Auditing Committee, an Investment Committee and a Committee for Transactions with Associated Parties, the members of these committees have not yet been appointed. To comply with Unefon Holdings' by-laws, and the applicable legal requirements, once the independent board members have been appointed, the Board of Directors will meeting to appoint the members of each of these Committees. For more information about the functions of these committees, please see "*Management – Company By-Laws and other Agreements - Committees*".

d) Company By-laws and Other Agreements

Some information relating to Unefon Holdings' share capital is given below as well as a short summary of some relevant provisions set out in the company by-laws and applicable legislation. For more information about the powers of the Board of Directors, see "Management – Directors and Shareholders." The above-mentioned summary is not intended to include all provisions of the by-laws or legal provisions and is subject, by reference, to the company by-laws and applicable law. Unefon Holdings' company by-laws are duly recorded in the Public Business Register of the Federal District and may be consulted there.

General

Unefon Holdings was created as a limited liability corporation with variable capital, following the TV Azteca split as set out by the LGSM.

The authorized share capital of Unefon Holdings is represented by 9,154,284,479 ordinary, nominative, common shares with no face value, representing the minimum fixed portion of the share capital. The issue of new shares representing the minimum fixed portion of the share capital requires a change in Unefon Holdings' by-laws by holding a general extraordinary shareholders' meeting. As a limited liability corporation with variable capital, Unefon Holdings must have a minimum fixed capital and may have variable capital.

Neither Unefon Holdings nor its subsidiaries may own Company Shares, however there is the possibility that Unefon Holdings may acquire its own shares under the terms of the applicable provisions and its company by-laws.

Share Registration

Unefon Holdings shares are represented by share certificates. Unefon Holdings keeps a share register in compliance with the LGSM. Only those shareholders recorded in that share register shall be considered Unefon Holdings shareholders.

Voting Rights and Shareholders' Meetings

Each Unefon Holdings share gives its owner the right to one vote in any general shareholders' meeting. Shareholders holding shares have the right to appoint members of the Board of Directors. Currently, the Board of Directors of Unefon Holdings is made up of five members. The company by-laws state that the Board of Directors shall be made up of a minimum of 5 members and a maximum of 20, who shall be appointed by the general ordinary shareholders' meeting.

General shareholders' meetings may be ordinary or extraordinary. Extraordinary general shareholders' meetings are those called to discuss the items specified in Article 182 of the LGSM and the company by-laws, which include, mainly, increases and reductions in the fixed portion of the share capital, and other changes to the company by-laws, liquidation, merger, changing from one type of company into another, change of nationality and a change in the corporate purpose. General shareholders' meetings held to discuss all other items; including electing members of the Board of Directors and the Statutory Auditor are ordinary shareholders' meetings. A general ordinary shareholders' meeting must be held at least once a year during the four months following the end of the previous fiscal year, to discuss certain items specified in article 181 of the LGSM, primarily including the election of members of the Board of Directors, and the Statutory Auditor, approving the report from the Board of Directors on Company performance and the financial statements for the previous fiscal year and distributing profits or losses from the previous fiscal year.

Pursuant to the company by-laws and the LGSM, for a general ordinary shareholders' meeting to be considered legally in session after the first notice, at least fifty percent plus one of the shares in circulation must be represented at it. After the second or later notice, general ordinary shareholders' meetings may be legally in session however many shares are represented. For the resolutions of a general ordinary shareholders' meeting to be validly adopted, following the first or later notice, attendance by and votes in favor of a majority of shares present shall be required.

In addition, for an extraordinary shareholders' meeting to be considered legally in session after the first notice, at least seventy-five percent of the shares in circulation must be represented. After the second or later notice, general extraordinary shareholders' meetings may be validly in session if at least fifty percent plus one of the shares in circulation are represented at it. For the resolutions of an extraordinary shareholders' meeting to be considered validly adopted, after the first or later notice, a vote in favor by a majority of share present shall be required.

Pursuant to the LGSM, shareholders representing 33% of the Company's share capital may file a legal objection to the resolutions approved by the general shareholders' meetings, as long as they meet the following conditions: **(i)** a petition is filed before a competent court within 15 days following the end of the shareholders' meeting in which the resolution was passed; **(ii)** the petitioners were not present at the meeting or voted against the resolution; and **(iii)** the petition indicates the clause of the by-laws which was breached. If the Company's shares are registered in the RNV, the above-mentioned percentage shall be 20% of the Company's share capital.

Pursuant to these company by-laws, notices of shareholders' meetings must be drawn up by the Board of Directors, or any of the Statutory Auditors. In addition, shareholders representing at least 10% of the company share capital may make a written request at any time for the Board of Directors or any of the Statutory Auditors to call a shareholders' meeting to discuss the matters specified in the request. In addition, the Board of the Directors or the Statutory Auditor must call a general shareholders' meeting upon written request by any shareholder if no general ordinary shareholders' meeting has been held for 2 consecutive years, or if the shareholders' meetings held in that period have not considered the items mentioned in article 181 of the LGSM, referred to above. If a shareholders' meeting is not held within 15 days following the date of such request, a competent judge may request such a meeting to be held.

The notices of meeting for the shareholders' meetings must be published in the Official Bulletin of the Federation and/or in one of the major circulation newspapers in the Federal District, the Company's official domicile, at least 15 days in advance of the date announced for the meeting. Shareholders' meetings may be held without advance notice, if all the share capital is represented when the vote is taken. The documents relating to all of the items listed on the Agenda must be available to the shareholders at least 15 days in advance.

To participate in Shareholders' Meetings, shareholders must show the appropriate admission card, which will be issued solely at the request of persons whose names are registered as shareholders in the Company's Share Register, which request must be made at least 48 hours prior to the time given for holding the meeting, accompanied by the share certificates, or the certificate of deposit of the titles or certificates, issued by an institution authorized do to so. For the effects of attending the shareholders meetings, the Share Register shall be closed 48 hours prior to the date scheduled for the shareholders meeting in question. Shares that have been deposited to gain the right to attend the shareholders meeting shall not be returned until after it has been held, via delivery of the deposit that has been issued to the shareholder for them.

Shareholders may be represented at the shareholders meetings by a person or persons they designate by means of a power of attorney signed before 2 witnesses or a power of attorney granted using the form prepared by the Company. Members of the Board of Directors or the Statutory Auditor(s) may not represent Company shareholders at any shareholders meeting.

Unefon Holdings must make available to the stock brokers who accredit their representation of Company shareholders, during the period provided for in Article 173 of the LGSM, the forms for the powers of attorney for representation of shareholders at the Company's shareholders meetings, so that these brokers may make them available to their principles in sufficient time.

Dividends

At the annual regular shareholders meeting, the Board of Directors shall present the Company's financial statements for the previous business year, along with a report on them, to the shareholders for their consideration. Once they have approved the financial statements, the shareholders shall determine the distribution of the Company's net profits for the previous business year. Profits may not be distributed until the losses suffered in one or more prior business years have been covered or absorbed by applying other items of the corporate assets, or the capital stock has been reduced. The law requires that 5% of the net profits be allocated to a legal reserve fund that shall not be available for distribution until the amount of the reserve fund is equal to 20% of the Company's capital stock (before re-expression of the profits in constant Mexican pesos). Net profits beyond those allocated to the legal reserve fund may be distributed to the other reserve funds that the shareholders determine, which include a reserve for the repurchase of Company shares. The remaining net profits, if any, shall be available for distribution in the form of dividends.

The shareholders shall have equal rights per share to receive dividends and other distributions, including any distributions at the time the Company is liquidated.

After a dividend has been determined, the regular shareholders meeting or, if applicable, the Board of Directors shall set the date on which the dividend shall be paid. All dividends not collected within a period of 5 years from the date set for their payment shall be understood as waived and ceded to Unefon Holdings and must be credited to the regular reserve fund.

Variations in the Capital Stock

Increases to the Company's capital stock may generally be made through the issuance of new shares to be paid in cash or in kind, by means of capitalization of liabilities or capitalization of certain capital items. An increase to the capital stock may not be made until all shares in the capital stock previously issued and subscribed have been paid in full. In general, the capital stock may be reduced for the purpose of absorbing losses, to amortize shares or to free the shareholders from payments not made. A capital stock reduction by means of amortization must be done on a prorated basis or by lottery. The shareholders may also approve the amortization of fully paid-up shares using retained profits. This amortization shall be done via a repurchase of shares in the Mexican Stock Exchange (in the case of shares listed with it).

The fixed portion of the Company's capital stock may only be increased or reduced by a resolution of a special shareholders meeting and by a reform of the corporate by-laws, while the variable portion of the Company's capital stock may be increased or reduced by a resolution of a regular shareholders meeting, without the need for changing the Company's by-laws.

No shareholders' resolution shall be required for reduction of the capital stock resulting from withdrawal of shares representing the variable portion of the capital stock or from the purchase, by Unefon Holdings, of its shares, for increases in the capital stock resulting from the sale of shares previously purchased by Unefon Holdings.

Rights of First Refusal

Excepting under certain circumstances, in the event of a capital increase through the issue of new shares for payment in cash or in kind, a shareholder in Unefon Holdings, at the time of the capital increase, shall have the right of first refusal to subscribe the number of new shares sufficient to maintain his or her same shareholding percentage. The right of first refusal must be exercised within the time period and under the conditions set for this purpose by the shareholders meeting that decides on the capital increase, with the understanding that the time period may not be shorter than 15 days nor longer than 30 days and that it must be calculated as from the date of publication of the pertinent notices in the *Federal Official Gazette* or from the date the pertinent shareholders meeting was held in the event that the entirety of the shares among which the capital stock is divided were represented at that meeting. Otherwise, the right of first refusal shall be invalid. If the time period during which the shareholders must exercise their rights of first refusal ends without any shares having been subscribed, the shares may be held in the Company's treasury office for subsequent placement in the form and under the terms determined by a shareholders meeting or, when a shareholders meeting so delegates, by the Board of Directors, but always under terms not more favorable than those under which the shares were offered to the Company's shareholders. In accordance with the law, shareholders may not waive their rights of first refusal in advance, excepting under certain circumstances, and may not be represented by means of an instrument that is negotiable independently of the corresponding share certificate.

Foreign Investment Law

Foreign investors holding shares in the capital stock of Unefon Holdings are governed by the Foreign Investment Act and by the Regulations of the Foreign Investment Act. The Office of the Secretary of the Economy and the National Commission on Foreign Investment are the bodies responsible for applying the Foreign Investment Act.

As a general rule, foreign investors may hold any proportion of the capital stock of Mexican corporations, excepting as provided for in the Foreign Investment Act. One of the economic activities in which foreign investors may not freely hold shares is telecommunications. As established in the Foreign Investment Act, foreign shareholding in companies holding concessions in frequency bands may not, under any circumstances exceed 49%.

Unefon Holdings holds a 50% share in the capital stock of Cosmofrecuencias, which in turn holds a 99.99% share in the capital stock of Operadora de Comunicaciones, a concessionaire of the frequency band of 3.4 GHz on the radio spectrum, so that the foreign shareholding in Unefon Holdings may not, under any circumstances, exceed 49%.

Notwithstanding the foregoing regulations, the By-laws of Unefon Holdings establish that: "The Company is Mexican and shall be governed by the laws applicable to the United Mexican States. The Company's present and future foreign shareholders agree before the Office of the Secretary of Foreign Affairs to be considered as nationals with respect to the Company share they acquire or hold and, furthermore, to not invoke the protection of their governments in matters concerning these shares, under penalty of surrendering to the Nation the shares they have acquired in the event they fail to keep this agreement."

Minimum Fixed and Variable Capital

As a variable-capital corporation, Unefon Holdings is permitted to issue shares constituting the fixed portion and shares constituting the variable portion of the capital stock. As opposed to the issue of shares representing the fixed portion of the capital stock, the issue of shares representing the variable portion of the capital stock does not require changing the corporate by-laws, even if approval is required from a ordinary shareholders meeting.

As per the corporate by-laws of Unefon Holdings, the variable portion of the capital stock shall not be limited and shall be represented by shares of the characteristics determined by the shareholders meeting that approves their issue. At present there are no shares in Unefon Holdings that represent the variable portion of the capital stock or are in circulation. If there were shares representing the variable portion, they could be entirely withdrawn by the shareholders. Excepting under certain, limited circumstances, the minimum capital may not be withdrawn. Any shareholder in the variable portion of the capital stock who wishes to make a full or partial withdrawal of those shares must report that withdrawal to Unefon Holdings by means of a written and signed notice to this effect. If a withdrawal notice is received before the last quarter of the business year, the withdrawal shall become effective at the close of the business year in which the notice was given. Otherwise, the withdrawal shall become effective at the close of the following business year.

The procedure for exercising the right of withdrawal, in addition to being subject to the provisions of Articles 220 and 221 of the LGSM, is also subject to the requirement that the corresponding reimbursement be paid at the lowest of the two following values: **(i)** 95% of the quote value on the Mexican Stock Exchange obtained from the volume weighted average price of the operations that have taken place during the last 30 days on which the Company's shares were traded prior to the date on which the withdrawal is to take effect, over a period not to exceed six months; or else, **(ii)** the book value of the shares as per the balance sheet corresponding to the close of the business year immediately preceding that in which the separation is to take effect and previously approved by the regular shareholders meeting. In the event that the number of days on which the shares have been traded during the period indicated in the preceding point (i) is less than 30, the days on which they were actually traded shall be used. In the event that the shares are not traded during that period, the book value of the shares shall be used. Payment of the reimbursement may be demanded of the Company from the day following the date of the ordinary shareholders meeting that approved the balance sheet for the business year in which the withdrawal is to take effect.

Duration

As stated in its corporate by-laws, Unefon Holdings shall have an indefinite duration.

Corporate Purpose

Unefon Holdings is a proprietary company and therefore its specific corporate purpose is to acquire, trade, hold in custody and transfer any securities, shares, bonds, obligations and, in general, credit titles, equities and holdings in business corporations, civil partnerships or associations of any type, both national and foreign.

Acquisition of its shares representing the capital stock

Unefon Holdings may acquire shares representing its own capital stock, through the Mexican Stock Exchange, at current market prices, under the terms of Article 14 Bis 3 of the LMV and shall not be subject to the prohibition established in Paragraph One of Article 134 of the LGSM, providing the purchase is effected against net equity if the shares belong to the issuer itself or, if applicable, to the capital stock in the event it is decided to convert them into treasury stock, which latter event shall not require a shareholders meeting resolution. A ordinary shareholders meeting must expressly determine, for each business year, the maximum amount of resources that may be allocated to the purchase of shares representing the capital stock, with the sole limitation that the sum of the resources that may be allocated to that purpose may under no circumstances exceed the total balance of the Company's net profits, including profits retained. For its part, the Board of Directors must designate for this purpose the person(s) to be responsible for the acquisition and placement of the treasury stock. As long as the shares belong to the Company, they may not be represented in any type of shareholders meeting.

The treasury stock that belongs to the Company or, when applicable, the treasury stock referred to in the preceding paragraphs, without prejudice to the provisions of the LGSM, may be placed among the investing public and in this latter case the corresponding capital increase shall not require a decision of any type by a shareholders meeting, nor the approval of the Board of Directors in the event of its placement.

Repurchase in the event of Listing Cancellation

In the event of cancellation of the listing of the Company's shares in the Special and Securities Section of the National Securities Listing, either at the request of the Company itself or by a resolution passed by the National Stock Exchange Commission under the terms of the law, the shareholders holding the majority of the common shares or who have the possibility, under any title, to impose decisions on the shareholders meetings or to appoint the majority of the members of the Company's Board of Directors, shall have the obligation to make a public offer to purchase, prior to the cancellation and at least at the greater of the two following prices: **(i)** the quote value on the Mexican Stock Exchange or **(ii)** the book value of the shares as per the latest quarterly report presented to the National Stock Exchange Commission and the Mexican Stock Exchange prior to the beginning of the offer, excepting when that value has been changed in accordance with criteria applicable to the determination of relevant information, in which event, the most recent financial information that the Company has must be taken into consideration.

The shareholders referred to in the preceding paragraph shall not be obligated to effect the said public offer for the listing cancellation providing they accredit the consent of the shareholders representing at least 95% of the Company's capital stock through a shareholders meeting and that the amount to be offered for the shared placed among the wider investing public, as defined in the rules issued by the National Stock Exchange Commission, is less than 300,000 units of investment, with the understanding that to request and obtain the cancellation, the Company must constitute the trusteeship and report the cancellation and the constitution of the trusteeship through the media specified for this effect by the National Stock Exchange Commission.

The shareholders referred to in the first paragraph of this section must place in trust, for a minimum period of 6 months, the funds necessary to purchase, at the same price of the offer, the shares of the shareholders who have not taken advantage of this offer, in the event that once the public offer to purchase has been made and prior to the cancellation of the listing of the Company's shares with the

Special and Securities Section of the National Securities Listing, the said shareholders do not manage to acquire 100% of the paid-up capital stock.

Conflicts of Interest for Shareholders

In accordance with the law, any shareholder who has a conflict of interest with respect to any operation must abstain from the deliberation or vote regarding that matter in the pertinent shareholders meeting. A shareholder who infringes this provision may be held liable for damages if the transaction was not approved without the vote of that shareholder.

Conflicts of Interest for Members of the Board of Directors

In accordance with the law, any member of the Board of Directors who has an interest opposing that of Unefon Holdings must divulge the fact to the other members of the Board of Directors and abstain from voting. Any member of the Board of Directors who infringes this provision may be held liable for damages caused to the Company. In accordance with the Code of Best Business Practices, the members of the Board of Directors are advised to notify the president and the secretary of the Board of Directors of any situation from which a conflict of interest could arise and must abstain from participating in the pertinent deliberations.

Furthermore, the members of the Board of Directors and the Statutory Auditors may not represent other shareholders in any shareholders meeting.

Right of Withdrawal

Providing the shareholders approve a change in the corporate purpose, a change in the nationality of the Company or a change to another type of corporation, any shareholder who has voted against the change has the right to withdraw from the Company and to receive the quantity calculated as specified in the law applicable to his or her shares, with the understanding that the shareholder shall exercise his or her right to withdrawal within the 15 days following the shareholders meeting that approved the change. In accordance with the law, the quantity that a withdrawing shareholder has the right to receive is equal to his or her proportional interest in the Company's capital stock, as per the Company's latest balance sheet approved by a regular shareholders meeting.

Board of Directors

In accordance with the By-laws of the Company, its administration shall be entrusted to a Board of Directors comprised of a minimum of 5 members and a maximum of 20 members, who shall be appointed by a regular shareholders meeting. Of these members, both regular and alternates, at least 25% must be independent, under the terms of Article 14 Bis of the LMV. Alternate members of the Board of Directors may only stand in for their respective regular members.

The members of the Board of Directors shall hold their positions for one year and may be reelected, but in any event shall perform their functions until the persons appointed to replace them assume their positions.

All members of the Board of Directors shall have the following obligations and shall hold to the following principles: **(i)** notify the President and the Secretary of the Board of Directors of any situation that may lead to a conflict of interest and abstain from participating in the pertinent deliberations; **(ii)** utilize the assets or services of the Company only for fulfillment of the corporate purpose, and define clear policies for exceptional circumstances when these assets may be used for personal matters; **(iii)** devote to their functions, the time and attention necessary, attending a minimum of 70% of the meetings to which he or she is called (this applies only to regular members); **(iv)** maintain absolute confidentiality concerning all information that could affect the operation of the Company, as well as the deliberations carried out within the Board of Directors; **(v)** the regular members and, if applicable, their respective alternates, must keep each other informed about the matters addressed in the Board meetings which they attend; and **(vi)** support the Board of Directors through opinions, recommendations and guidance arising from analysis of the Company's performance, so that the decisions made are properly supported by professional criteria and qualified personal who have a wider and more independent vision of the Company's operations.

Legal action against the Members of the Board of Directors

In accordance with the law, a civil lawsuit may be filed against the members of the Board of Directors following a resolution by a regular shareholders meeting. Furthermore, the shareholders representing at least 15% of the Company's shares in circulation may take action directly against the members of the Board of Directors, with the understanding that **(i)** the lawsuit in question shall cover the damages presumed to have been caused to the Company and not merely to the plaintiffs individually, and **(ii)** those shareholders have not voted, in the pertinent shareholders meeting, against taking such action. This legal action may also be taken against the Statutory Auditors or, if applicable, against the members of the Audit Committee. Any recovery of damages with regard to such legal action shall be for the benefit of the Company and not that of the shareholders who filed the action.

In accordance with the corporate by-laws of Unefon Holdings, the members of the Board of Directors shall be liable for the resolutions they adopt for operations that deviate from the ordinary course of business and take place between the Company or its subsidiaries or its partners and persons forming part of the Company's administration or its subsidiaries or anyone to whom these persons have property ties or, if applicable, relationship ties by consanguinity or affinity to the second degree of relationship, or their spouse or common-law spouse, unless these persons have stated their disagreement at the time the matter was deliberated and decided.

The members of the Board of Directors shall be compensated by the Company in the event they incur liability, without guilt, fraud or negligence on their part, in the performance of their respective duties. For further information concerning the membership of the Board of Directors and its powers, see "*Administration – Administrators and Shareholders.*"

Committees

The Company may have one or more committees, which shall be created by the Board of Directors and each shall be comprised of three members of the Board of Directors who shall act as an advisory group, with the understanding that two of these three members must be Independent Advisors. The committees shall have the powers conferred upon them by the Board of Directors, subject to the legal provisions currently in effect. The committees shall not undertake the activities reserved by law or by the corporate by-laws for the shareholders meetings or the Board of Directors and may not, in turn, delegate the entirety of their powers to any one person, but may designate the individuals who shall execute the committees' resolutions.

Among the committees to be created by the Board of Directors, the Company shall have the following:

<u>Compensation Committee</u>: which shall review and make recommendations to the Board of Directors regarding the remuneration (including incentives and bonuses) for the Company's directors.

<u>Audit Committee</u>: which shall give its opinion of transactions with related parties; propose the contracting of independent specialists in the cases it deems appropriate, so they can give their opinion of transactions that deviate from the ordinary course of business and planned between the Company or its subsidiaries or partners and persons forming part of the Company's administration or its subsidiaries or anyone to whom these persons have property ties or, if applicable, relationship ties by consanguinity or affinity to the second degree of relationship, or their spouse or common-law spouse; review the financial reports and the internal finance control systems, as well as the activities and independence of the independent auditors and the activities of the internal auditing team.

Investment Committee: which shall review any important investment of capital beyond the ordinary course of business and not included in the annual budget and evaluate business risk opportunities.

Committee for Third-Party Transactions: which shall review any important transaction with any related party of the Company or its majority shareholders.

For further information about the composition of the committees, see "*Administration – Administrators and Shareholders.*"

Supervision of the Company

Supervision of the Company shall be entrusted to one or more statutory auditors, with their respective substitutes, appointed by a ordinary shareholders meeting. Any shareholder or group of shareholders representing 10% of the shares in the Company shall have the right to appoint a statutory auditor and, if applicable, his or her respective substitute. These appointments may not be revoked unless the appointment of all other statutory auditors has been revoked. The statutory auditor(s) shall not necessarily be shareholders in the Company. They shall hold their positions for one year and may be re-elected, but in any event shall perform their functions until the persons appointed to replace them take their positions.

The statutory auditor(s) shall have the powers and obligations listed in Article 166 of the LGSM as well as all those delegated to them by the shareholders meeting. The statutory auditors shall be called to the meetings of the Board of Directors and to the meetings of its committees.

Miscellaneous

Unefon Holdings is unaware of the signing of non-statutory agreements that would have the effect of delaying, preventing, deferring or making more onerous a change in its control, of trusteeships or any other mechanism that would limit the corporate rights that shares confer upon their holders, nor of statutory clauses or agreements between shareholders that limit or restrict the administration or its shareholders.

By virtue of the recent incorporation of Unefon Holdings, it has no loans that would limit it in any way or that would require it to preserve certain proportions in its financial structure.

V. STOCK MARKET

The Company's capital stock is represented by shares, with the shareholding indicated in the chapter entitled "*Administration*" and the section on "*Administrators and Shareholders*," in this Information Memorandum. Note that no common share certificates have been issued for those shares or securities representing two or more shares.

Note also that there are no American Depositary Receipts. However, the Company is in the process of distributing its shares to the foreign investing public.

VI. RESPONSIBLE PERSONS

The persons indicated below make the following certifications:

Unefon Holdings, S.A. de C.V.

We, the undersigned, declare under oath that in the subject of our respective functions, we prepared the information concerning the Company contained in the present Information Memorandum, which, to our best knowledge and understanding, reasonably reflects its situation. We also declare that we have no knowledge of omitted or falsified relevant information in this Information Memorandum or that it contains information that could mislead investors.

Diego Foyo Mejía Chief Executive Officer	Héctor Romero Tovar Chief Financial Officer	Erika Pintos Gutiérrez General Counsel

External Legal Advisor

The undersigned declares under affirmation that we have no knowledge of omitted or falsified relevant legal information in this Information Memorandum or that it contains information that could mislead investors.

____

Miguel Irurita Tomasena
Irurita Abogados, S.C.
Partner

External Auditor

The undersigned declares under affirmation that the financial statements contained in the present Information Memorandum were prepared in accordance with generally accepting accounting principles. The undersigned also declares that, within the scope of the work performed, he has no knowledge of omitted or falsified relevant financial information in this Information Memorandum or that it contains information that could mislead investors.

____

Manuel Leyva Vega, Certified Accountant
PricewaterhouseCoopers, S.C.
Partner

VII. EXHIBITS

a. Financial Statements and Statutory Auditor's Report

UNEFON HOLDINGS, S. A. DE C. V.
(a subsidiary of Azteca Holdings, S. A. de C. V.)

FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

UNEFON HOLDINGS, S. A. DE C. V.
(a subsidiary of Azteca Holdings, S. A. de C. V.)

FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

INDEX

REPORT OF INDEPENDENT AUDITORS
(Translation from the original issued in Spanish)

Mexico, City, July 31, 2004

To the Stockholders of
Unefon Holdings, S. A. de C. V.

1. We have audited the balance sheet of Unefon Holdings, S. A. de C. V. as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

   We conducted our audit in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

2. As mentioned in Note 1d. to the financial statements, on October 16, 2003, the Board of Directors of TV Azteca, S. A. de C. V. ("TV Azteca"), a related party, approved a spin-off of the investment in shares of Unefon, S. A. de C. V. ("Unefon") and Cosmofrecuencias, S. A. de C. V. ("Cosmofrecuencias"), associated companies, and part of TV Azteca's stockholders' equity to create a spun-off company by the name of Unefon Holdings, S. A. de C. V. This decision was ratified at the extraordinary stockholders' meeting of TV Azteca held on December 19, 2003, with figures as of December 31, 2003.

3. As described in Note 6a. to the financial statements, Unefon, an associated company, is being investigated by the Comisión Nacional Bancaria y de Valores (CNBV – Mexican National Banking and Securities Commission) in respect of alleged violations of the Mexican Stock Market Law, in connection with a statement published by Unefon on January 9, 2004. On February 20, 2004 Unefon replied to the CNBV giving the

information that it had requested. On March 15, 2004, date of issuance of the financial statements of Unefon, the investigation was still in process, and it is not known whether the results of the investigation will affect the financial information of Unefon included in the financial statements of Unefon Holdings, S. A. de C. V. Unefon and its legal advisers believe that the outcome of the investigation will not have any effect on the aforementioned financial information and do not foresee any adverse effect on the ongoing operations of Unefon.

4. The financial statements of Cosmofrecuencias and subsidiaries at December 31, 2003, associated company, were originally audited by other public accountants, who issued an unqualified opinion on March 31, 2004, which were modified at the date of this report. The respective effects are mentioned in Note 3 to the financial statements.

5. In our opinion, the aforementioned balance sheet, in the column headed "Basic figures", presents fairly, in all material respects, the financial position of Unefon Holdings, S. A. de C. V. as of December 31, 2003, in conformity with accounting principles generally accepted in Mexico.

6. As mentioned in Note 1e., the accompanying financial statements shown in the "Pro forma figures" columns were prepared as if the spin-off mentioned in paragraph 2. above had been effective as from January 1, 2001, to comply with the requirements established in the General Provisions Applicable to Entities Issuing Securities and Other Stock Market Participants, issued by the CNBV.

7. In our opinion, the assumptions related to the spin-off described in paragraph 6. above have been correctly quantified and incorporated in the accompanying pro forma financial statements.

PricewaterhouseCoopers

C.P. Manuel Leyva Vega
Audit Partner

UNEFON HOLDINGS, S. A. DE C. V.
(a subsidiary of Azteca Holdings, S. A. de C. V.)

BALANCE SHEETS
(Notes 1 and 2)

Thousands of Mexican pesos of December 31, 2003 purchasing power

	December 31,		
	2003	2002	2001
Assets	Basic figures As restated	Pro forma figures	
Investment in Unefon, S. A. de C. V., associated company (Notes 1a. and 3)	Ps 666,568	Ps 1,825,653	Ps 1,921,934
Investment in Cosmofrecuencias, S. A. de C. V. (Cosmofrecuencias), associated company (Notes 1b. and 3)	89,010	368,829	
Account receivable from Cosmofrecuencias (Note 1b.)			368,829
Total assets	Ps 755,578	Ps 2,194,482	Ps 2,290,763
Contingencies (Note 6)			
Stockholders' equity (Notes 1 and 4):			
Capital stock	Ps 68,000	Ps 68,000	Ps 68,000
Premium on issuance of capital stock	2,417,526	2,417,526	2,417,526
Deficit	(1,462,009)	(94,072)	(94,072)
Deficit in the restatement of capital	(267,939)	(196,972)	(100,691)
Total stockholders' equity	Ps 755,578	Ps 2,194,482	Ps 2,290,763

The six accompanying notes are an integral part of these financial statements.

UNEFON HOLDINGS, S. A. DE C. V.
(a subsidiary of Azteca Holdings, S. A. de C. V.)

STATEMENTS OF RESULTS OF OPERATIONS
(Notes 1 and 2)

Thousands of Mexican pesos of December 31, 2003 purchasing power

	Year ended December 31,		
	2003	2002	2001
	Pro forma figures as restated		
Equity in losses of associated companies for the year (Note 2c.)	Ps 776,774	Ps -	Ps -
Effect of prior years' accumulated losses of associated companies (Note 2c.)	591,163		
Net loss	Ps1,367,937	Ps -	Ps -
Loss per share (Note 2e.)	Ps 0.149	Ps -	Ps -

The six accompanying notes are an integral part of these financial statements.

UNEFON HOLDINGS, S. A. DE C. V.
(a subsidiary of Azteca Holdings, S. A. de C. V.)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Notes 1, 2, 3 and 4)

Thousands of Mexican pesos of December 31, 2003 purchasing power

	Number of shares (thousands)	Capital stock	Premium on issuance of capital stock	Deficit	Deficit in the restatement of capital	Total
Balances at January 1, 2001 (pro forma figures)	9,154,284	Ps 68,000	Ps2,417,526	(Ps 94,072)	(Ps 21,398)	Ps2,370,056
Comprehensive loss for the year, from holding non-monetary assets					(79,293)	(79,293)
Balances at December 31, 2001 (pro forma figures)	9,154,284	68,000	2,417,526	(94,072)	(100,691)	2,290,763
Comprehensive loss for the year, from holding non-monetary assets					(96,281)	(96,281)
Balances at December 31, 2002 (pro forma figures)	9,154,284	68,000	2,417,526	(94,072)	(196,972)	2,194,482
Loss from holding non-monetary assets (pro forma figures)					(70,967)	(70,967)
Net loss for the year (pro forma figures as restated)				(1,367,937)		(1,367,937)
Comprehensive loss for the year as restated				(1,367,937)	(70,967)	(1,438,904)
Balances at December 31, 2003 (basic figures as restated)	9,154,284	Ps 68,000	Ps2,417,526	(Ps1,462,009)	(Ps267,939)	Ps 755,578

The six accompanying notes are an integral part of these financial statements.

UNEFON HOLDINGS, S. A. DE C. V.
(a subsidiary of Azteca Holdings, S. A. de C. V.)

STATEMENTS OF CHANGES IN FINANCIAL POSITION
(Note 1)

Thousands of Mexican pesos of December 31, 2003 purchasing power

	Year ended December 31,		
	2003	2002	2001
		Pro forma figures as restated	
Net loss for the year	(Ps1,367,937)	Ps -	Ps -
Charges to results of operations from equity in losses of associated companies not affecting resources	1,367,937		
Cash at end of year	Ps -	Ps -	Ps -

The six accompanying notes are an integral part of these financial statements.

UNEFON HOLDINGS, S. A. DE C. V.
(a subsidiary of Azteca Holdings, S. A. de C. V.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

(monetary amounts expressed in thousands of Mexican pesos (Ps) of December 31, 2003 purchasing power and thousands of U.S. dollars, except per share amounts)

NOTE 1 - HISTORY, CONSTITUTION OF THE COMPANY AND BASIS OF PRESENTATION:

a. Unefon, S. A. de C. V. (Unefon), an associated company

On October 19, 2000, the Board of Directors of TV Azteca, S. A. de C. V. (TV Azteca), a related party, approved the grant to its stockholders of the rights to acquire TV Azteca's investment in Unefon shares, a decision which was ratified at the ordinary stockholders' meeting held on December 4, 2000.

The shares available for sale were first offered to the current stockholders of TV Azteca.

The grant of the rights (the Rights) to acquire the Unefon shares was subject to receiving the requisite consent of the holders of unsecured promissory notes of TV Azteca, a related party, and Azteca Holdings, S. A. de C. V., TV Azteca's parent company. On March 27, 2001, TV Azteca obtained the respective consent.

The Rights were exercisable until December 11, 2002, unless the period was extended by TV Azteca or an acceleration event occurred. In December 2002, TV Azteca's Board of Directors approved an extension of the exercise period through December 11, 2003.

The Rights to acquire the Unefon shares expired on December 12, 2003, without being exercised.

As a result of the above-mentioned decision to sell, TV Azteca recorded, as the value of its investment in Unefon, the net book value of the investment at the date of the decision to sell Unefon. TV Azteca would record any differences between the book value of the investment and the eventual sales price once the stockholders exercised the purchase option and all the legal requirements of the transaction had been complied with.

b. Cosmofrecuencias, S. A. de C. V. (Cosmofrecuencias), an associated company

At an extraordinary stockholders' meeting held on October 2, 2000, Unefon's stockholders agreed to reduce its capital stock. At December 31, 2001, this reduction had not yet been made, and the amount was shown in Unefon's financial statements as an account payable to the stockholders, bearing interest at an annual rate of 8%. The stockholders used the proceeds of this capital reduction to incorporate a new company called Cosmofrecuencias, owned 50% by TV Azteca and 50% by Moisés Saba Masri. In June 2002, Cosmofrecuencias capitalized the account payable to TV Azteca, including the interest accrued at that date.

On October 19, 2000, the Board of Directors of TV Azteca approved the grant to its stockholders of the rights to acquire TV Azteca's investment in Cosmofrecuencias shares, a decision which was ratified at TV Azteca's ordinary stockholders' meeting held on December 4, 2000.

TV Azteca's existing stockholders would have the right to purchase the shares in Cosmofrecuencias from October 19, 2001 to October 19, 2006.

At an extraordinary stockholders' meeting of TV Azteca held on December 19, 2003, the stockholders decided to cancel the call option on the Cosmofrecuencias shares.

c. Termination of the option to buy

As a result of the termination of the aforementioned options to acquire the investment in Unefon and Cosmofrecuencias shares, the Company recognized the differences between the book value of these investments and the their value determined by the equity method at December 31, 2003. These differences were charged to results for the year ended December 31, 2003. This effect is shown separately in the income statement, as part of the column entitled "pro forma figures".

d. Unefon Holdings, S. A. de C. V. (the Company)

On October 16, 2003, the Board of Directors of TV Azteca approved the spin-off of the investment in Unefon and Cosmofrecuencias shares and part of TV Azteca's stockholders' equity to set up the Company. This decision was ratified at a TV Azteca extraordinary stockholders' meeting held on December 19, 2003, with figures as of December 31, 2003.

The Company was incorporated under Mexican laws, with the assets and capital received from TV Azteca, a related party, through the aforementioned spin-off. The Company's principal object is the promotion, incorporation, organization, exploitation and participation in the capital and participation units of all types of mercantile, commercial, service and other entities, and well as participating in their management or liquidation.

The Company has no employees and all administrative, financial and accounting services are provided by related parties.

Following is a condensed description of the assets and stockholders' equity (as restated figures, see Note 3) received by the Company with figures at December 31, 2003, as a result of the aforementioned spin-off:

Asset	
Investment in associated companies	Ps755,578
Stockholders' equity	
Stockholders' equity	Ps755,578

e. Presentation bases

The financial statements were prepared to comply with the requirements established in the General Provisions Applicable to Entities Issuing Securities and Other Stock Market Participants, issued by the Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission). Consequently, the financial statements were prepared as if the spin-off mentioned in Note 1d. had been effective on January 1, 2001, and as it the Company had offered the option to acquire the investment in Unefon and Cosmofrecuencias shares to its stockholders during the years ended December 31, 2001, 2002 and 2003. The financial statements prepared on these presentation bases are described as "pro forma financial statements".

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies used in the preparation of the consolidated financial statements, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial information, are summarized below:

a. Accounting for effects of inflation

The accompanying financial statements and notes are expressed in thousands of Mexican pesos. They have been prepared in accordance with generally accepted accounting principles as promulgated by the Mexican Institute of Public Accountants ("MIPA"). The recognition of the effects of inflation on the financial information was carried out in accordance with the following rules, which are in conformity with Statement B-10:

- The components of stockholders' equity are restated using factors derived from the NCPI.

- The cumulative differential gain or loss from holding non-monetary assets which are restated using a basis other than factors derived from the NCPI is included in stockholders' equity under the caption "Deficit in the restatement of capital".

All consolidated financial statements presented are expressed in constant pesos of purchasing power as of December 31, 2003.

The NCPI used to recognize the effects of inflation in the financial statements was 106.996, 102.904 and 97.354 as of December 31, 2003, 2002 and 2001, respectively.

b. Investment in associated companies

The investments in associated companies are recorded by the equity method.

In the case of the investment in Unefon, until December 31, 2002 this investment reflected the net book value of Unefon at the date of the decision to sell the investment. See Note 1a.

c. Impairment of the value of long-lived assets

The associated companies adopted the provisions of Statement C-15 "Impairment in value of long-lived assets and their disposal". The provisions contained in this statement are mandatory for financial statements commencing on or after January 1, 2004. However, their early application is recommended.

In 2003, Unefon and Cosmofrecuencias, associated companies, recorded an impairment reduction, shown as a special item in the companies' statements of income. The Company included the respective effects (Ps579,706 for Unefon, and Ps222,351 for Cosmofrecuencias, as restated) in the participation in the results of associated companies in the "pro forma" statement of results of operations for the year ended December 31, 2003. See Note 3.

d. Comprehensive loss

Comprehensive loss represents the net loss plus the gain or loss from holding non-monetary assets, and items required by specific accounting standards to be reflected in stockholders' equity but which do not constitute capital contributions, reductions or distributions.

e. Loss per share

Loss per share is calculated based on the net loss divided by the weighted average number of shares outstanding during the year. The weighted average number of common shares outstanding during the years ended December 31, 2003, 2002 and 2001, was 9,154,284,479.

NOTE 3 - INVESTMENT IN UNEFON AND COSMOFRECUENCIAS:

The investment in shares of Unefon (46.5%) and Cosmofrecuencias (50%) is recognized by the equity method at December 31, 2003, which is the date on which the TV Azteca assets were transferred to the Company.

The investment in shares of associated companies was composed as follows:

	December 31,		
	2003	2002 (pro forma figures)	2001
Beginning balance	Ps2,194,482	Ps1,921,934	Ps2,001,227
Investment in Cosmofrecuencias		368,829	
Loss from holding non-monetary assets	(70,967)	(96,281)	(79,293)
Net loss for the year	(1,367,937)	-	-
Ending balance	Ps 755,578 (1)	Ps2,194,482	Ps1,921,934

(1) The financial statements of Cosmofrecuencias, associated company, at December 31, 2003 were originally audited by other public accountants, and were modified at the date of the financial statements. Said modification recognizes an additional impairment loss in the results of operations of that associated company. The effects of that entry for the year ended on December 31, 2003 are mentioned below:

Net loss of the year as previously reported	Ps1,352,460
Additional impairment loss in Cosmofrecuencias, associated company	15,477
Net loss of the year as restated	Ps1,367,937
Loss per share as previously reported	Ps 0.148
Loss per share as restated	Ps 0.149
Investment in Cosmofrecuencias as previously reported	Ps 104,487
Additional impairment loss in Cosmofrecuencias, associated company	(15,477)
Investment in Cosmofrecuencias as restated	Ps 89,010
Stockholders' equity as previously reported	Ps 771,055
Additional impairment loss in Cosmofrecuencias, associated company	(15,477)
Stockholders' equity as restated	Ps 755,578

NOTE 4 - STOCKHOLDERS' EQUITY:

At December 31, 2003, 2002 and 2001, the capital stock was variable with a fixed minimum of Ps68,000 and an unlimited maximum, and was represented by 9,154,284,479 Series "A" nominative shares without nominal value.

The corresponding share certificates are to be delivered to the stockholders once they are listed on the Mexican Stock Market.

In the event of a capital reduction, any excess of stockholders' equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is accorded the same tax treatment as dividends.

NOTE 5- INCOME TAX AND ASSET TAX:

At December 31, 2003, the Company had incurred neither income tax nor asset tax, in accordance with the current tax regulations.

As a result of the amendments to the Income Tax Law approved on January 1, 2002, the income tax rate (34%, 35% and 35% in 2003, 2002 and 2001, respectively) will be reduced by 1% annually beginning in 2003 until it reaches a nominal rate of 32% in 2005.

NOTE 6- CONTINGENCIES:

Unefon, an associated company, has the following contingencies:

a. As stated in Official Letter DGSM 040/04 folio 1140 issued by the CNBV, the CNBV is currently conducting an investigation involving alleged violations of the Stock Market Law, in connection with a statement published by Unefon on January 9, 2004 in reports submitted to the Mexican Stock Market, which was in the following terms:

   "Unefon (BMV:UNEFON) reports that on June 16, 2003, its principal subsidiary, Operadora Unefon, S. A. de C. V., and Codisco Investments LLC ("Codisco"), an entity incorporated in the U.S., reached an agreement with Nortel Networks Limited ("Nortel") for the acquisition, for 150 million dollars, of Unefon's debt owed to Nortel.

   Since Unefon did not have sufficient funds to acquire the total debt on its own, Unefon and Codisco provided funds in the amount of 43 million dollars and 107 million dollars, respectively, sharing similar conditions. In the agreement whereby the purchase of the debt was formalized, Nortel stipulated that the debt in question could not be sold to a party not related to Unefon, without its express permission.

Codisco was a company indirectly owned by Ricardo Salinas Pliego, Chairman of the Board of Directors of TV Azteca, S. A. de C. V. (NYSE: TZA, BMV: TV AZTCA), and Moisés Saba Masri, Chairman of the Board of Directors of Unefon, with a 50% interest each.

Subsequently, in September 2003, Unefon entered into a capacity service agreement with a non-related party under which Unefon received 268 million dollars. As required by its contractual obligations, Unefon used those funds, together with other funds provided by operations and by short-term loans, to repay the debt acquired by Codisco, which amounted to 325 million dollars. With this payment, all Unefon assets pledged to secure the loan were released".

Unefon and its legal advisors indicate that the NBSC has not clarified the nature or purpose of the investigation.

b. Midicel, a Mexican wireless telecommunications company, has commenced legal proceedings ("amparo") in the Mexican Federal Ninth District Court for Administrative Matters, in order to nullify the granting (in general) of concessions for the use and exploitation of the bandwidths of frequencies of the radio-electric spectrum to seven telecommunication companies, including Unefon. Although Unefon has been successful in defending itself in similar disputes and litigation, Unefon cannot assure that it will be successful in defending claims of this nature in the future. Unefon's Management believes that Midicel's claims lack a legal basis for seeking the annulment of Unefon's concessions.

c. Servicios SPC, S. A. de C. V. (Servicios), a subsidiary of Unefon, is defendant in a number of lawsuits arising from normal business operations, related to labor obligations. The claims at December 31, 2003 amounted to Ps8,746. Servicios' attorneys consider that there is no significant contingency for Servicios, thus it has set up no provision in this regard.

"PRELIMINARY INFORMATION MEMORANDUM"

The information contained in the present Preliminary Information Memorandum is subject to change, amendment, addition, clarification or substitution.

The updated version of this Preliminary Information Memorandum including such changes, amendments, additions, clarifications or substitutions as may occur between the date of this document and the date on which the registration of the securities described herein takes place, may be found on the website of the Bolsa Mexicana de Valores, S.A. de CV., at the following address:

www.bmv.com.mx

Likewise, any change made to the present Preliminary Information Memorandum in the foregoing sense shall be announced to the public through EMISNET (Sistema Electrónico de Comunicación con Emisoras de Valores) on its website:

www.bmv.com.mx/cgi-bin/emisnet

UNEFON, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

UNEFON, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

INDEX

REPORT OF INDEPENDENT ACCOUNTANTS

Mexico City, March 15, 2004

To the Stockholders of
Unefon, S. A. de C. V. and subsidiaries

1. We have audited the accompanying consolidated balance sheets of Unefon, S. A. de C. V. and subsidiaries as of December 31, 2003, 2002 and 2001, and the related consolidated statements of results of operations, of changes in stockholders' equity and of changes in financial position for the years then ended, expressed in constant pesos of December 31, 2003 purchasing power. These consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

2. We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures contained in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. During the year ended December 31, 2003, the Company recorded a charge of Ps1,247 million, for the impairment of long-lived assets (Notes 4 and 5 to the consolidated financial statements) upon the early adoption of a new standard. Under the standard, adoption is required on January 1, 2004 and early adoption is permitted.

4. In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Unefon, S. A. de C. V. and its subsidiaries as of December 31, 2003, 2002 and 2001, and the results of their operations and the changes in their stockholders' equity and in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

C.P. Manuel Alatriste
Audit Partner

UNEFON, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Mexican pesos of December 31, 2003 purchasing power)

	December 31,		
Assets:	2003	2002	2001
CURRENT:			
Cash and cash equivalents	Ps 106,979	Ps 211,963	Ps 136,153
Restricted cash		165,824	171,148
Accounts receivable (less allowance for doubtful accounts of Ps51,770 in 2003, Ps67,560 in 2002 and Ps27,416 in 2001)	280,766	260,152	161,268
Recoverable value added tax		13,104	90,912
Related parties (Note 9)	171,143	214,234	6,915
Handset inventories (Note 2c.)	167,504	155,127	139,070
Other assets (Note 7)	52,949	15,866	40,295
Total current assets	779,341	1,036,270	745,761
PROPERTY AND EQUIPMENT - Net (Note 4)	3,170,604	3,541,977	3,726,845
CONCESSION RIGHTS - Net (Note 5)	2,652,919	4,022,520	4,198,909
PREOPERATING EXPENSES - Net (Note 6)		603,447	682,754
OTHER ASSETS - Net (Note 7)	115,379	171,285	195,846
Total assets	Ps6,718,243	Ps9,375,499	Ps9,550,115
Liabilities:			
CURRENT:			
Bank loans (Note 8)	Ps 135,978	Ps 234,622	Ps 524,620
Nortel Networks Limited (Note 10)	38,532	372,066	70,006
Deferred revenue (Notes 2o. y 11)	415,574	231,026	83,463
Accounts payable and accrued expenses	393,401	704,603	612,389
Related parties (Note 9)	1,308,661	829,480	329,200
Total current liabilities (Note 3)	2,292,146	2,371,797	1,619,678
LONG-TERM:			
Bank loans (Note 8)		108,000	
Deferred revenue (Notes 2o. y 11)	2,855,172		
Capital reduction payable to stockholders		723,265	735,378
Nortel Networks Limited (Note 10)		3,424,521	3,531,334
Related parties (Note 9)	120,296	165,175	135,687
Other non-current liabilities	17,150	21,125	60,051
Total long-term liabilities (Note 3)	2,992,618	4,442,086	4,462,450
Total liabilities	5,284,764	6,813,883	6,082,128
STOCKHOLDERS' EQUITY (Notes 1 and 13):			
Capital stock	3,359,534	3,359,534	3,359,534
Premium on share subscription	1,623,172	1,623,172	1,623,172
Deficit	(3,549,227)	(2,421,090)	(1,514,719)
Total stockholders' equity	1,433,479	2,561,616	3,467,987
CONTINGENCIES AND SUBSEQUENT EVENTS (Notes 15 y 17)			
Total liabilities and stockholders' equity	Ps6,718,243	Ps9,375,499	Ps9,550,115

The accompanying seventeen notes are an integral part of these consolidated financial statements.

UNEFON, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF RESULTS OF OPERATIONS
(Notes 1 and 9)

(Thousands of Mexican pesos of December 31, 2003
purchasing power, except per share amounts)

	Year ended December 31,		
	2003	2002	2001
Revenue:			
Service revenue	Ps 1,943,560	Ps 1,586,080	Ps 631,894
Interconnection revenue	1,298,742	1,025,763	506,040
Sale of handsets	438,291	443,745	415,986
Other revenue	210,758	103,798	55,729
Total revenue	3,891,351	3,159,386	1,609,649
Costs and expenses:			
Cost of handsets	1,005,393	926,550	909,118
Cost of interconnection and resale of long distance	427,047	382,592	227,332
Total costs	1,432,440	1,309,142	1,136,450
General and administrative expenses	642,349	602,994	301,439
Rentals	331,922	308,690	246,091
Other operating expenses	257,408	278,079	329,244
Total expenses	1,231,679	1,189,763	876,774
Income (loss) before depreciation and amortization	1,227,232	660,481	(403,575)
Depreciation and amortization	826,578	737,071	491,963
Operating income (loss)	400,654	(76,590)	(895,538)
Comprehensive financing cost:			
Interest income	(8,434)	(5,669)	(22,615)
Interest expense (includes US$8,111 of interest accrued from August 16 to December, 31 2002 on Nortel Networks Limited debt)	211,657	576,875	620,025
Amortization of debt costs and political risk insurance	17,418	34,470	42,366
Exchange loss (gain) - Net	334,784	587,912	(138,231)
Gain on monetary position	(200,701)	(317,260)	(215,198)
	354,724	876,328	286,347
Other income - Net	72,613	46,547	22,921
Income (loss) before the following item	118,543	(906,371)	(1,158,964)
Impairment of long-lived assets (Notes 4, 5 and 6)	1,246,680		
Net loss for the year	(Ps 1,128,137)	(Ps 906,371)	(Ps 1,158,964)
Net loss per share (Note 2r.)	(Ps 0.448)	(Ps 0.360)	(Ps 0.461)

The accompanying seventeen notes are an integral part of these consolidated financial statements.

UNEFON, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGE IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Note 13)

(Thousands of Mexican pesos of December 31, 2003 purchasing power, except per share amounts)

	Number of common shares outstanding (thousands)	Capital stock	Premium on share subscription	Deficit	Total
Balances at December 31, 2000	2,516,129	Ps 3,359,534	Ps 1,623,172	(Ps 355,755)	Ps4,626,951
Comprehensive loss for the period				(1,158,964)	(1,158,964)
Balances at December 31, 2001	2,516,129	3,359,534	1,623,172	(1,514,719)	3,467,987
Comprehensive loss for the period				(906,371)	(906,371)
Balances at December 31, 2002	2,516,129	3,359,534	1,623,172	(2,421,090)	2,561,616
Comprehensive loss for the period				(1,128,137)	(1,128,137)
Balances at December 31, 2003	2,516,129	Ps 3,359,534	Ps 1,623,172	(Ps 3,549,227)	Ps1,433,479

The accompanying seventeen notes are an integral part of these consolidated financial statements.

UNEFON, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Thousands of Mexican pesos of December 31, 2003 purchasing power)

	Year ended December 31,		
Operations:	2003	2002	2001
Net loss for the year	(Ps1,128,137)	(Ps906,371)	(Ps1,158,964)
Charges to results of operations not requiring the use of resources:			
Impairment of long-lived assets	1,246,680		
Depreciation and amortization	826,578	737,071	491,963
Interest accrued from August 16 to December 31, 2002 on Nortel Networks Limited debt		88,034	
	945,121	(81,266)	(667,001)
Deferred revenue	2,977,636		
Net changes in restricted cash, accounts receivable, other assets, accounts payable and accrued expenses	(432,421)	478,674	179,666
Resources provided by (used in) operating activities	3,490,336	397,408	(487,335)
Financing:			
Bank loans obtained (paid)	(206,644)	(152,827)	483,752
Debt to related parties	487,816	322,449	479,425
(Payment to) financing from Codisco and Nortel - Net	(3,424,521)	195,247	164,851
Capital stock reduction payable to shareholders	(723,265)	(12,112)	15,275
Resources (used in) provided by financing activities	(3,866,614)	352,757	1,143,303
Investment:			
Acquisition of property and equipment - Net	(412,960)	(674,356)	(1,121,875)
Concessions	684,254	-	
Preoperating expenses			(11,502)
Resources provided by (used in) investment activities	271,294	(674,356)	(1,133,377)
(Decrease) increase in cash and cash equivalents	(104,984)	75,809	(477,409)
Cash and cash equivalents at beginning of the year	211,963	136,154	613,563
Cash and cash equivalents at end of the year	Ps 106,979	Ps211,963	Ps 136,154

The accompanying seventeen notes are an integral part of these consolidated financial statements.

(Thousands of Mexican pesos of December 31, 2003 purchasing power, except exchange rates and number of shares)

NOTE 1 - THE COMPANY:

Unefon, S. A. de C. V. ("Unefon" or "Company") was incorporated under the laws of Mexico on January 19, 1998.

The Company is mainly engaged in the installation, operation and exploitation of a public, wireless, digital network of telecommunications services under concession rights granted by the Ministry of Communications and Transport ("SCT") (See Note 5).

At an Extraordinary Stockholder's Meeting held on August 16, 2001, the stockholders agreed to spin-off part of the assets and liabilities pertaining to the 3.4 GHz, 7.1-7.7 GHz and 37.0-38.6 GHz frequencies, with the authorization of the SCT and consent from Nortel Networks Limited ("Nortel"), from Operadora Unefon, S. A. de C. V. to three newly incorporated wholly owned subsidiaries of Unefon, S. A. de C. V.: Operadora de Comunicaciones, S. A. de C. V., Unefrecuencias, S. A. de C. V. and Frecuencia Móvil, S. A. de C. V., respectively.

At the June 30, 2002 Extraordinary Stockholders' Meeting, the stockholders of Operadora de Comunicaciones, S. A. de C. V. and Unefrecuencias, S. A. de C. V., then subsidiary companies, agreed to a capital stock increase of Ps677,876 and Ps18,953, respectively. These capital stock increase were made by Cosmofrecuencias, S. A. de C. V. ("Cosmofrecuencias"), with Unefon relinquished its right to participate in these capital stock increase. The shares issued as a result of this capital stock increase were limited-vote shares in light of certain conditions, which were subsequently complied with. Therefore, at a General Extraordinary Meeting, the stockholders of Operadora de Comunicaciones, S. A. de C. V. and Unefrecuencias, S. A. de C. V. agreed to exchange the limited-vote shares issued for full voting shares, with which Cosmofrecuencias acquired the control of the aforementioned companies.

At the October 28, 2003 Extraordinary Stockholders' Meeting, the stockholders agreed to carry out a spin-off of Operadora Unefon, S. A. de C. V., creating two new companies called Corporativo Alsavisión, S. A. de C. V. and Estudios Azteca, S. A. de C. V. As from the date of that spin-off, these companies hold a part of the inventories and accounts receivable from and accounts payable to related parties.

Unefon is a holding company, with no material assets or operations other than its investment in its subsidiaries described below:

Company	Operating activity	% of equity Direct	Indirect
Operadora Unefon, S. A. de C. V. ("Operadora"), formerly Sistemas Profesionales de Comunicación, S. A. de C. V.	Concessionaire for radio-electric frequency bands for fixed or mobile wireless access services	99.9%	
Servicios SPC, S. A. de C. V. ("Servicios")	Personnel service company	99.9%	
Operadora SPC, S. A. de C. V. ("Operadora SPC")	Administrative personnel service company (in preoperating stage)	99.9%	
Frecuencia Móvil, S. A. de C. V.	Concessionaire for radio-electric frequency band (in preoperating stage)	99.9%	
Corporativo Alsavisión, S. A. de C. V.	Inventories commercialization	99.9%	
Estudios Azteca, S. A. de C. V.	Inventories commercialization	99.9%	
Torres y Comunicaciones, S. A. de C. V. ("Torres") (a wholly-owned subsidiary of Operadora)	Digital network of telecommunications services (in preoperating stage)		99.9%

On February 1, 2000, the Company began operations in the city of Toluca. At December 31, 2003 the Company had operations in sixteen cities (Toluca, Torreón, San Luis Potosí, Aguascalientes, Puebla, León, Guadalajara, Monterrey, Querétaro, Acapulco, Mexico City, Morelia, Tampico, Saltillo, Tuxtla Gutiérrez and Ciudad Juárez).

The Company 's revenues are dependent on; providing reliable service to customers at competitive rates, the general economic conditions in the geographic regions served and the ability to effectively compete against alternative forms of telecommunication services, such as cellular and fixed-line services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Mexico ("Mexican GAAP"). Mexican GAAP require that the financial statements be expressed in constant pesos of purchasing power as of the date of the most recent balance sheet presented, in this case, December 31, 2003, based on factors derived from the National Consumer Price Index ("NCPI") issued by the Banco de México.

Following is a summary of the most significant accounting policies followed by the Company in preparing its consolidated financial statements:

a. Consolidation basis

The Company consolidates all of its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

b. Cash and cash equivalents

Cash and cash equivalents represent highly liquid interest-bearing deposits and investments with an original maturity of less than three months. Cash and cash equivalents are stated at cost, plus interest earned during the period.

c. Handset inventories

Inventories are stated at net replacement cost. Values so determined do not exceed market value.

d. Property and equipment

Property and equipment is expressed at restated value determined by applying factors derived from the NCPI to acquisition costs, which include capitalized comprehensive financing costs. Depreciation is calculated using the straight-line method, based on the estimated useful lives of the assets (see Note 4). Property and equipment includes Ps138,657 of comprehensive financing cost capitalized from 2000 to 2002.

e. Concession rights

Concession rights are expressed at restated value determined by applying factors derived from the NCPI to acquisition costs, which include capitalized comprehensive financing costs. Amortization is calculated using the straight-line method based on the estimated useful life, starting from the date on which wireless telephone services commence in the cities in which the Company operates.

f. Expenses paid in advance

These expenses represent disbursements that benefit more than one accounting period, and are amortized by the straight-line method, over terms of up to five years.

g. Preoperating expenses

The Mexican Institute of Public Accountants (MIPA) issued Statement C-8 "Intangible Assets", effective as from January 1, 2003, which requires that intangible assets be recognized in the balance sheet, provided they are identifiable, provide expected economic benefits and control of these benefits is in the hands of the company. (See Note 6).

h. Deferred income tax

Income tax is recorded by the comprehensive asset and liability method, which consists of recognizing deferred income tax on all temporary differences between the book and tax values of assets and liabilities at the date of the financial statements (See Note 14).

Deferred employees' statutory profit sharing is recorded only in respect of those temporary differences between book income and income adjusted for profit sharing purposes which it may reasonably be presumed will result in a future liability or benefit. At December 31, 2003, 2002 and 2001 there were no temporary differences giving rise to deferred PTU obligation.

i. Liabilities, provisions, contingent assets and liabilities and commitments

The company's liabilities and liability provisions recognized in the balance sheet represent present obligations, the settlement will probably require the use of economic resources. These provisions have been recorded based on management's best estimate of the amount needed to settle the present obligation; however, actual results could differ from the provisions recognized.

As from January 1, 2003, the Company adopted the guidelines of Statement C-9 issued by the MIPA, "Liabilities, provisions, contingent assets and liabilities and commitments" in effect as from January 1, 2003. This statement establishes general rules for valuation, presentation and disclosure of liabilities, provisions and contingent assets and liabilities, as well as for the disclosure of commitments entered into by a company as part of its normal operations.

Adoption of this standard did not have had no material effect on the company's financial position.

j. Capital stock, premium on share subscription

Capital stock is stated in terms of year-end purchasing power, and is determined by applying factors derived from the NCPI to the historical amounts. The premium on share subscription represents the difference between the payment for the shares subscribed and the nominal value of those shares, and is restated by applying NCPI factors. (See Note 13).

k. Gain on monetary position

The gain on monetary position shown in concession rights, property, furniture and equipment, pre-operating expenses and results of operations represents the effects of inflation, measured in terms of the NCPI, on net monthly monetary assets and liabilities.

l. Comprehensive loss

The comprehensive loss for the Company is equal to the net loss, as there are no items of comprehensive loss for the years other than net loss, and is restated on the basis of NCPI factors.

m. Labor benefits

Seniority premiums to which employees are entitled upon termination of employment after 15 years of service are recognized as a cost of the years in which their services are rendered. At December 31, 2003, 2002 and 2001, these labor liabilities were not significant, as most employees had not accumulated much seniority.

Compensation based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, are charged to results of operations in the year in which they become payable.

n. Foreign currency transactions

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled.

Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying exchange rates in effect at the balance sheet date. Exchange differences arising from fluctuations in the exchange rate between the dates on which transactions are entered into and those on which they are settled, or the balance sheet date, are charged or credited to results of operations.

o. Revenue recognition

The Company sells wireless telephone services through prepaid phone cards.

Prepaid wireless telephone services must be used in a maximum period of 30 days after prepayment, after which the right expires, except when prior to the expiration date the customer purchases at least Ps150 of additional services, at which time the latest purchase is added to the unused balance, and the term is renewed for an additional 30 days.

Service revenue (including revenue recorded from prepaid phone cards), interconnections revenue, resale of long distance, and other revenue are recognized when the related services are provided or when unused wireless services (minutes) expire.

Revenue from the sale of handsets and accessories is recognized when the equipment is delivered to distributors. No revenue is recorded for the free minutes of wireless service provided to customers upon acquisition of handsets. Customers do not pay any activation fees.

Deferred revenue is earned over a period of 16 years. (See Note 11).

p. Advertising costs

Advertising expenses are recorded as incurred.

q. Stock option plan

Stock options granted to participants are given effect to when the options are exercised, by crediting paid-in capital stock, based on the cash received. (See Note 13).

r. Net loss per share

Net loss per share is calculated based on the weighted average number of shares outstanding during the year. As of December 2003, 2002 and 2001, the weighted average number of shares outstanding was 2,516,129,000.

s. Fair value of financial instruments

The market value of cash and cash equivalents, accounts receivable, short-term debt and accounts payable is not substantially different from their book value, due to the variable interest rates and short-term maturity of the financial instruments.

t. Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from those estimates. The estimates are determined on reasonable bases.

u. New accounting principles

I. In 2002, the MIPA issued Statement C-15 "Impairment in the Value of Long-Lived Assets and Their Disposal", which will be effective as of January 1, 2004, although early adoption is recommended.

This statement: i) provides criteria that allow the identification of situations showing evidence of impairment in the value of long-lived assets, both tangible and intangible; ii) defines the rules for calculating and recording of losses arising from the impairment of assets and their reversal; iii) establishes the rules for presentation and disclosure of assets whose value has been impaired or impairment whose has reversed, and iv) provides rules for the presentation and disclosure of discontinued operations.

In accordance with the guidelines established in this statement, in 2003 the Company recognized impairment in the value of fixed assets and concession rights amounting to Ps1,246,680, shown as a special item in the statement of results of operations.

II. The MIPA issued new Statement C-12 "Financial instruments qualifying as liabilities, capital or both". The guidelines contained in this statement are mandatory for periods commencing on or after January 1, 2004. However, early application of these guidelines is recommended.

This new statement established the most important differences between liabilities and stockholders' equity, from the point of view of the issuer, as a basis for properly identifying, classifying and recording, in the initial recognition, the liabilities and capital components of combined financial instruments.

Although this statement went into effect on January 1, 2004, it does not require restatement of prior years' information, or recognition of an accumulated initial effect in the results for the period in which it is adopted, as established in the transitory paragraph therein. However, it is estimated that adoption of this statement will have no impact on the Company's financial statements.

v. Reclassifications

Some 2002 and 2001 figures were reclassified to conform to 2003 classifications.

NOTE 3 - FOREIGN CURRENCY POSITION:

At December 31, 2003, 2002 and 2001, the Company had the following monetary assets and liabilities denominated in thousands of US dollars, valued at the exchange rates of Ps11.2372, Ps10.439 and Ps9.17 per US dollar, respectively:

	December 31,		
	2003	2002	2001
Assets	US$ 1,006	US$ 24,903	US$ 16,779
Liabilities	(404,848)	(629,005)	(468,935)
Net short position	(US$403,842)	(US$604,102)	(US$452,156)

At March 15, 2004, date of issuance of these consolidated financial statements, the exchange rate was Ps10.9638 per US dollar.

Following is a summary of the Company's principal foreign currency transactions, expressed in thousands of US dollars:

	For the year ended December 31,		
	2003	2002	2001
Fees	US$ -	US$ 395	US$ 1,367
Interest expense	US$16,668	US$ 19,442	US$46,693
Inventory purchases	US$53,743	US$ 64,103	US$85,697
Property and equipment acquisitions	US$18,604	US$151,664	US$70,232

NOTE 4 - PROPERTY AND EQUIPMENT:

	December 31,			Estimated useful life		
	2003	2002	2001	2003	2002	2001
Buildings	Ps 395,224	Ps 264,121	Ps 264,119	20	20	20
Leasehold improvements	106,982	99,655	94,137	10	10	10
Communication equipment	122,538	106,304	86,676	3	3	3
Office furniture and equipment	83,866	78,017	76,057	10	10	10
Transportation equipment	19,009	18,675	19,911	4	4	4
Computer equipment and software	406,127	388,615	276,199	3	3	3
Transmission equipment	3,212,510	3,091,199	2,030,148	8	10	10
Machinery and equipment	101,116	98,693	87,705	8	10	10
	4,447,372	4,145,279	2,934,952			
Accumulated depreciation	(1,356,725)	(842,592)	(353,102)			
	3,090,647	3,302,687	2,581,850			
Land	41,050	41,170	41,270			
Transmission equipment in installation process - Nortel			960,088			
Construction in progress - others	38,907	198,120	143,637			
	Ps3,170,604	Ps3,541,977	Ps3,726,845			

In 2003, the Company adopted the provisions of Statement C-15 "Impairment in Value of Long-Lived Assets and their Disposal" issued by the MIPA. The application of the guidelines established in this statement gave rise to a charge to results for the year in the amount of Ps173,996.

NOTE 5 - CONCESSION RIGHTS:

On May 18, 1998, the Company received formal notification from the Federal Telecommunications Commission ("COFETEL") granting the Company national concessions for the use of 80 MHz of radio frequencies. These concessions give the Company the right to use a bandwidth of 30 MHz within the 1.9 GHz frequency range, and two bandwidths of 25 MHz within the 3.4 GHz frequency range in each of the nine regions of Mexico (jointly referred to as "wireless concessions"). Additionally, on June 23, 1998, the SCT issued the Company a concession for the installation, operation and exploitation of a public telecommunications network (the "network concession").

Wireless concessions allow the Company to exclusively use bandwidth blocks for which it is licensed to provide mobile or fixed telephone services. The network concession allows the Company to operate a public telephone network. The Company may provide specific services indicated in the network concession and the wireless concessions, which include i) local telephone services; ii) marketing, reception and transmission of any kind of information, and iii) access to videoconferencing, audio, video and information networks.

The Company paid the equivalent of 20% of the concession value, and was given an extension to June 15, 1999 to pay the remaining 80%. On June 14, 1999, the Company paid the Mexican Government the remaining 80% of the concession cost plus interest accruing through that date.

In December 1999 and January 2000, the Company acquired concessions for the use of a bandwidth of 112 MHz within the 37.0-38.6 GHz frequencies and the 7.1-7.7 GHz frequencies with a bandwidth the 56 MHz.

The Company's concessions were granted for a period of twenty years and are renewable if certain requirements are complied.

Under the provisions of the 1995 Federal Telecommunications Law and the Foreign Investments Law, telecommunications concessions may only be granted to Mexican individuals or entities in which foreign investment may not exceed 49% of the capital stock, or which are not controlled by foreign entities, except, in the case of concessions for cellular communication services, where foreign investment may exceed 49% of the capital stock if approved by the National Foreign Investments Commission.

Under the 1995 Federal Telecommunications Law, a concession may be terminated in the following cases: i) when the term expires; ii) when the concessionaire cancels the concession; iii) when the concession is terminated due to noncompliance with the terms of the concessions and applicable law; iv) expropriation, or v) in the case of dissolution or bankruptcy of the concession holder.

Following is a breakdown of the concession rights:

	December 31,		
	2003	2002	2001
Concession for 1.9 GHz frequency (net of Ps344,870 of impairment in 2003)	Ps 1,857,152	Ps 2,302,780	Ps 2,302,780
Capitalized interest, net of gain on monetary position (and net of Ps22,013 of impairment in 2003)	118,542	158,097	158,097
Effect of restatement (net of Ps200,325 of impairment in 2003)	1,078,767	1,159,259	1,172,166
	3,054,461	3,620,136	3,633,043
Less - accumulated amortization:			
Concession for 1.9 GHz frequency (net of Ps39,165 of impairment in 2003)	(410,117)	(342,586)	(179,104)
	2,644,344	3,277,550	3,453,939
Concession for 3.4 GHz frequency (Note 1)	-	450,482	450,482
Capitalized interest net of gain on monetary position	-	24,857	24,857
Effect of restatement	-	228,694	228,694
	-	704,033	704,033
Concessions for 37.08.6 GHz frequencies (net of Ps10,383 of impairment in 2003)	6,256	16,639	16,639
Capitalized interest, net of gain on monetary position (and net of Ps284 of impairment in 2003)	193	477	477
Effect of restatement (net of Ps2,094 of impairment in 2003)	2,126	4,381	4,381
	8,575	21,497	21,497
Concessions for 7.1.7 GHz frequencies (Note 1)	-	15,478	15,478
Capitalized interest, net of gain on monetary position	-	431	431
Effect of restatement	-	3,531	3,531
	-	19,440	19,440
	Ps 2,652,919	Ps 4,022,520	Ps 4,198,909

Under the concessions rights, the Company is subject to certain coverage commitments (mainly the provision of services in all the regions into which the concession titles are divided). The coverage commitments are divided into five phases, all of which must be completed during a term of three to five years. As of December 31, 2003, the Company had not met the coverage commitments; however, it is in process of obtaining an extension.

In September 2000, the SCT awarded the Company a concession (at no cost) to install, operate and utilize a public telecommunications network to provide national and international long distance telephone service. Until the public telecommunications network is in operation, the Company is able to provide national long distance services through agreements with other service providers. This concession is for a 30 year period and can be extended for an additional 30 year period at the SCT's discretion and assuming compliance by the Company with the conditions of the concession.

In 2003 the Company adopted the provisions of Statement C-15 "Impairment in Value of Long-Lived Assets and Their Disposal", issued by the MIPA. In accordance with the guidelines established in this standard, the Company recognized a Ps540,804 charge to results for the year, shown as a special item.

NOTE 6 - PRE-OPERATING EXPENSES:

Net balance at December 31, 2001	Ps682,754
Less:	
Amortization for the period	(79,307)
Net balance at December 31, 2002	603,447
Less:	
Amortization for the period	(71,567)
Pre-operating expenses written off	(531,880)
Net balance at December 31, 2003	Ps -

As a result of Statement C-8 "Intangible assets", which went into effect in 2003, Management wrote-off its preoperating expenses, after carrying out an evaluation and, concluding that expenses will not generate future economic benefits. This amount is shown as a special item.

NOTE 7 - OTHER ASSETS:

	December 31,		
	2003	2002	2001
Current balances:			
Advance payments	Ps 52,484	Ps 10,837	Ps 18,173
Other accounts receivable	465	5,029	1,844
Prepaid political risk insurance (Note 10)		-	20,278
	Ps 52,949	Ps 15,866	Ps 40,295
Long-term balances:			
Prepaid expenses	Ps 73,047	Ps 42,069	Ps 47,350
Arrangement fee (Note 10)		65,657	93,891
SCT fees for assigned telephone numbers	20,574	21,864	24,599
Guarantee deposits	4,494	18,018	4,998
Other	17,264	23,677	25,008
	Ps115,379	Ps171,285	Ps195,846

NOTE 8 - BANK LOANS:

At December 31, 2003, 2002 and 2001 the Company had the following direct bank loans:

Bank	Amount (thousands)			Interest rate			Due date
	2003	2002	2001	2003	2002	2001	
Short term:							
Banco Inbursa, S. A.	US$12,101	US$ 3,921	US$ 3,921	9%	11%	10.68%	June, 2004, 2003 and 2002, respectively
Banco Inbursa, S. A.		8,180	7,765		11%	5.34%	June, 2003 and 2002
STC Capital Corp.		8,778			20%		February 2003
Safra National Bank			25,000			10%	September 2002
ABN Amro Bank N.Y.			10,000			3.75%	September 2002
	12,101	20,879	46,686				
Long-term:							
STC Capital Corp.		8,000			20%		August 2004
Others		1,611					
		9,611					
Total	US$12,101	US$30,490	US$46,686				

NOTE 9 - RELATED PARTY BALANCES AND TRANSACTIONS:

Short-term balances:	December 31,		
Amounts receivable:	2003	2002	2001
Elektra, S. A. de C. V. ("Elektra") (1)	Ps 149,840	Ps 113,433	
Grupo Hecalli, S. A. de C. V.			Ps 6,813
TV Azteca (2)		81,302	
Others	21,303	19,499	102
	Ps 171,143	Ps 214,234	$ 6,915

Short-term balances:

Accounts payable:			
Stockholders (4)		Ps 399,417	
Grupo Alsavisión, S. A. de C. V. (3) ("Grupo Alsavisión")	Ps 606,988	148,739	Ps 182,502
TV Azteca (2)	335,707	17,355	22,337
Corporación RBS, S. A. de C. V. (5)	229,649		
Elektra (1)	131,136	249,627	121,536
Others	5,181	14,342	2,825
	Ps 1,308,661	Ps 829,480	Ps 329,200

Long-term balances:

Accounts payable:			
Elektra (1)	Ps 101,011	Ps 68,026	Ps 22,842
TV Azteca (2)		77,098	91,612
38 GHTZ (6)	19,285	20,051	21,233
	Ps 120,296	Ps 165,175	Ps 135,687

The most important transactions with related parties are summarized as follows:

	For the year ended December 31,		
	2001	2002	2003
Sales of handsets and accessories	Ps146,054	Ps292,709	Ps 85,024
Rental expense	Ps 24,085	Ps 25,852	Ps 25,852
Interest expense	Ps 17,554	Ps 82,705	Ps160,106
Advertising expenses	Ps 67,684	Ps 68,352	Ps120,418
Commissions on prepaid cards	Ps 15,403	Ps 57,555	Ps 55,413
Purchases of telephone handsets	Ps132,694	Ps253,964	Ps168,191
Discount on sale of handsets	Ps 54,148	Ps 59,298	Ps 59,648
Fees	Ps 18,034	Ps 99,004	Ps 98,104

1. Marketing, Distribution and Lease agreements - Grupo Elektra:

In June 1998, the Company entered into a 10 year agreement with Elektra Comercial, S. A. de C. V., T.H.E.O.N.E, S. A. de C. V., Salinas y Rocha, S. A. de C. V. and Grupo Hecali, S. A. de C. V. (collectively "Grupo Elektra" and each related with Mr. Ricardo Salinas Pliego) for the marketing and distribution of Unefon's services in Grupo Elektra's national network of stores in Mexico. This agreement was amended in October 1999, November 2000 and December 2000.

The current agreement with Grupo Elektra compensates Grupo Elektra based on the percentage of revenues generated from the sales of handsets and airtime sold in its stores.

As compensation for Grupo Elektra services, the Company has agreed to pay Grupo Elektra:

- The greater of a 20% discount of the value of the handset or 150 pesos discount per handset (indexed annually by the NCPI).

- 9% of airtime sold at Grupo Elektra stores for use on Unefon's network through prepaid cards starting in June 1, 2003 and 5.8% before this date. During the year ended December 31, 2003, 2002 and 2001, the Company accrued commissions of Ps16,360, Ps19,958 and Ps15,403, respectively.

- 5.8% of the net interconnection revenue from "calling party pays" subscribers signed-up through Grupo Elektra stores until May 31, 2003; from June 1, 2003 this commission was canceled and a 2% participation was granted to Grupo Elektra to promote sales to all their customers. Net interconnection revenue is defined as interconnection revenue less cost of interconnection. During 2001, 2002 and 2003, the Company accrued commissions of Ps6,280, Ps9,181 and Ps15,988, respectively.

Additionally, in accordance with a ten-year lease agreement dated November 3, 2000, Grupo Elektra receives an annual fee payment of US$3,000 for each of the Grupo Elektra stores at which the Company installs a transmission base or any other equipment. The total amount recorded by the Company amounted to Ps275, Ps293 and Ps606 for fees of this nature during the year ended December 31, 2001, 2002 and 2003, respectively.

Under the terms of the agreements, the Company will defer payment of amounts related to airtime, interconnection and lease space accrued in 2001, 2002 and 2003 until the end of 2004. Amounts accrued in 2003 and 2004 will be payable in 2005. All amounts deferred under these agreements bear interest at a rate equivalent to Grupo Elektra's average annual interest rate on its peso denominated debt. Starting in 2005, these payments will be made as they accrue.

"Crédito Plus":

In November 1, 2000 the Company entered a 5 year agreement with Grupo Elektra, as an alternative to promote and sell handsets and airtime through the "Crédito Plus" credit plan, this agreement does not imply any novation, switch, modification or cancellation of the Grupo Elektra agreement mentioned above.

Unefon will pay a 16.5% commission on prepaid airtime sold in Elektra stores, to use on Unefon's Network. The commissions are paid as earned. During 2001, 2002 and 2003 Operadora paid Ps9,457, Ps17,948 and Ps2,158, respectively.

2. Advertising Agreement - TV Azteca:

In June 1998, the Company entered into a 10 year agreement with TV Azteca (a Company related to Mr. Ricardo Salinas Pliego) under which TV Azteca is to provide the Company with airtime on its two national television channels, Azteca 7 and Azteca 13, in Mexico for Unefon's advertising campaigns. The agreement with TV Azteca was amended in October 1999 and in March 2001.

The principal terms and conditions of the TV Azteca agreement include:

- TV Azteca will supply Unefon with advertising spots totaling an aggregate of 120,000 Gross Rating Points ("GRPs") over the term of the agreement for US$200 (million). Unefon can use a maximum of 35,000 GRPs per year. For purposes of the agreement, GRPs equal the number of total rating points obtained in 60 second transmission of commercial messages. Up to 30%

of these GRPs may be used during primetime, which is defined in the agreement as 7:00 p.m. to 11:00 p.m., Monday through Friday, and 6:00 p.m. to 11:00 p.m., Saturday and Sunday. Unefon can only use the GRPs through December 2009.

- Unefon will pay TV Azteca 3.0% of its gross revenues up to maximum of US$200.0 million. GRPs used by the Company are billed by TV Azteca in accordance with the terms of the agreement as the GRPs are consumed on a rate schedule set forth in the agreement, which provides less expensive GRPs initially and more expensive GRPs over the term of the agreement. Pursuant to the agreement, Unefon has elected to defer payments due in 2001 and 2002 and to make these payments in four equal semi-annual installments during 2003 and 2004, with the first payment due in June 2003. The deferred payments bear interest at an month interest rate of 0.949%. Starting in 2003, Unefon's payments to TV Azteca are due on a current basis. At December 31, 2002 and 2003, the balance is US$15.7 million and US$11.2 million (including interest).

- Pursuant to the advertising agreement, Unefon's failure to pay advances will not be considered a default by Unefon under the agreement. However, TV Azteca will be able to suspend the provision of television services to Unefon after Unefon's continued failure to pay for one year.

During the year ended December 31, 2001, 2002 and 2003, the Company received Ps67,686, Ps83,547 and Ps120,418, respectively, in advertising under the terms of this agreement.

TV Azteca lease agreement:

On May 22, 1998, the Company signed a building lease agreement with TV Azteca for its headquarters in Mexico City for a term of ten years with a one-time right to renew for an additional ten year term starting on June 1998. The lease building consists of 8,607, square meters of office space and 300 parking spaces, for which the Company pays Ps2,190 plus value added tax monthly. The lease payment is adjusted monthly by applying NCPI factors.

3. Alsavision loan

During 2002 and 2003, the Company entered into promissory notes payable to Grupo Alsavisión (Company related to Mr. Moisés Saba M.). As of December 31, 2002 and 2003, the Company had outstanding balances of US$13.0 million and US$52.0 million, respectively.

4. Stockholder loans

As of December 31, 2002 and 2003 the Company had received short-term stockholder (Tv Azteca and Mr. Moisés Saba M.) loans in an amount of US$36.8 million and US$19.2 million, respectively.

5. Corporación RBS loan

During November 2003, the company entered into promissory note payable to Corporación RBS, S. A. de C. V. (Company related to Mr. Ricardo Salinas P.) amounting US$20 million payable on November 2005, such funds were used to pay short term debt. Under the terms of the agreement, the company will pay interest at an annual interest rate of 20%.

6. 38 GHTZ

On December 1999, Radiocel, S. A. de C. V. ("Radiocel") (Company related to Mr. Ricardo Salinas P.) made an advance payment of Ps19,285 (historic) to purchase the 37.0-38.6 GHz concessions. On November 2000 Radiocel transferred its right to acquire the concessions to 38 GHTZ, S. A. de C. V. ("38 GHTZ"). Both Radiocel and 38 GTHZ are related parties.

7. Codisco Investments LLC

See Note 10.

NOTE 10 - LONG-TERM FINANCING FROM NORTEL NETWORK LIMITED AND CODISCO INVESTMENTS, LLC:

Unefon and Nortel, Unefon's major equipment supplier and former lender, became engaged in a dispute over each party's compliance with the terms and conditions of the financing agreement, the procurement agreement and other related agreements entered into by the parties, which resulted in the filing of various legal actions by both parties. On June 16, 2003, Unefon reached a settlement with Nortel pursuant to which Unefon and Nortel released each other from all obligations arising out of the procurement agreement, financing agreement and any related agreements, and terminated all actions and proceedings of any kind between the parties or involving the parties and their counsel in the United States and Mexico. Unefon and Nortel also terminated the existing procurement agreement and entered into a new procurement agreement. In connection with the settlement, Operadora Unefon, S.A. de C.V. and Codisco Investments LLC ("Codisco"), an entity incorporated in the U.S., reached an agreement with Nortel Networks Limited ("Nortel") to acquired Unefon's outstanding debt with Nortel for US$150 million. As Unefon did not have sufficient funds to acquire the total debt on its own, Unefon and Codisco provided funds in the amount of US$43 million and US$107 million, respectively, sharing similar conditions in the transaction. Concurrently with the settlement, the US$107 million paid by Codisco, a company of which Mr. Ricardo Salinas Pliego (principal stockholder and chairman of the Board of Directors of TV Azteca) indirectly owned 50%, purchased US$325 million of the debt owed by Unefon to Nortel. Nortel and Codisco also entered into an assignment and assumption agreement pursuant to which Codisco replaced Nortel as lender under the financing agreement, and Unefon's stock pledges in favor of Nortel were assigned to Codisco. In the agreement which formalized the purchase of the debt, Nortel stipulated that the debt could not be sold to a party unrelated to Unefon without Nortel's express consent. In September 2003, Unefon signed a service agreement to provide capacity to an unaffiliated third party and received

US$268 million as an advance payment under such agreement. (See Note 11) Unefon used these funds, in addition to funds from operations and short-term loans, to pay off the debt owed to Codisco. With this payment, all of Unefon's assets, that had been collateralizing the loan were released.

The Company is required to pay Nortel US$25 million, via electronic transfer in immediately available funds in the event of a change in management control on or prior to December 15, 2005.

National Banking and Securities Commission Investigation:

As stated in Official Letter DGSM 040/04 folio 1140 issued by the National Banking and Securities Commission (NBSC), the commission is currently conducting an investigation involving alleged violations of the Stock Market Law, in connection with a statement published by Unefon on January 9, 2004 and submitted to the Mexican Stock Market, which contained the following terms:

"Unefon (BMV:UNEFON) informs that on June 16, 2003, its main subsidiary, Operadora Unefon, S.A. de C.V.("Unefon"), and Codisco Investments LLC ("Codisco"), an entity constituted in the United States, reached an agreement with Nortel Networks Limited ("Nortel") to acquire Unefon's outstanding debt with Nortel for US$150 million. Given that Unefon, on a stand alone basis, did not have sufficient funds to acquire the entirety of the debt, Unefon and Codisco funded US$43 million and US$107 million, respectively, sharing similar conditions in this transaction. In the contract which formalized the purchase of the debt, Nortel established that the debt could not be sold to a non-related party without Nortel's express consent.

Ricardo Salinas Pliego, Chairman of TV Azteca, S.A. de C.V. (NYSE: TZA, BMV: TV AZTCA), and Moisés Saba Masri, Chairman of Unefon, each indirectly owned 50% of Codisco.

In September 2003, Unefon signed a service contract to provide capacity to an unaffiliated third party and received US$268 million subject to such contract. Unefon, as it was contractually obligated to do, used these funds, in addition to funds from operations and short-term credits, to pay off the US$325 million in debt. With this payment, all of Unefon's assets which had been collateralized the loan were released".

Unefon and its legal advisors indicate that the NBSC has not clarified the nature or purpose of the investigation.

Supply agreement with Nortel

As part of the "Restructuring Agreement", Operadora and Nortel signed a new procurement agreement for the supply of equipment, software, services and technical support effective for a five-year period. The technology is the same as that established in the prior supply agreement, digital cordless CDMA, operating on the 1.9 GHz frequency band. Operadora committed to purchase from Nortel a minimum of US$100 million of equipment and services during the period of the arrangement, and to purchase no less than US$20 million annually. The agreement does not include commitments to purchase exclusively from Nortel, and is regulated by the laws of the State of New York.

The agreement can be terminated: (i) if desired by any of the parties, (ii) if any of the parties enter into a bankruptcy process, (iii) in the event of noncompliance with any of the provision of the agreement, or (iv) if Unefon fails to pay an invoice, in accordance with the terms for payment stipulated in the agreement, provided the delay in payment exceeds 90 days.

NOTE 11 - CAPACITY SUPPLY AGREEMENT:

In September 2003, Operadora signed an agreement to provide Radiomóvil Dipsa, S. A. de C. V. (DIPSA), not a related party, the IRU of capacity for part of the spectrum granted in the concession to Operadora on the 1850-1865 Mhz/1930-1945 Mhz band. The capacity sold represents capacity that the Company estimates would not otherwise have been used for the duration of the concession. DIPSA has the IRU of the capacity for a period of 16 years for approximately US$404 million, which was paid to Operadora in September and October 2003, net of a prepayment incentive discount of approximately US$137 million. In the event Operadora is able to obtain a renewal of the concession at the end of the term, DIPSA will be entitled (but not required) to another IRU arrangement, at a cost equal to the proportion of the fee that Operadora will be required to pay for the renewal of the concession corresponding to the radio-electric frequency used by DIPSA.

The agreement can be terminated early or cancelled under certain circumstances, such as if the concession is revoked, among others, in which case, a portion of the prepaid usage fee in accordance with a contracted schedule would be refunded to DIPSA, plus the corresponding interest. The agreement can also be terminated early due to causes attributable to DIPSA; in which case, Operadora would have the right not to return the advance payment received.

NOTE 12 - AGREEMENTS WITH MATC DIGITAL:

In December 2000 the Company and MATC entered into amended and updated Build-to-Suit and Master Lease agreements.

Amended and Updated Build-to-Suit and Master Lease Agreements:

The Amended and Updated Build-to-Suit agreement states that MATC: a) will acquire, develop and/or build within coverage rings identified by the Company all new build-to-suit sites during the term of the agreement and that the Company shall lease certain space from MATC pursuant to terms provided in the Amended and Updated Master Lease agreement; b) will identify space on third party existing sites within the coverage rings identified by the Company; c) will identify, investigate and develop space on MATC existing sites within coverage rings identified by the Company and if such site is selected lease certain space to the MATC, and d) will perform the site searches as set forth in the agreement.

The Company is obligated to request at least 400 build-to-suit sites during the term of the agreement. Under the terms of the Amended and Updated Build-to-Suit agreement the Company, ATC and MATC agreed to increase the maximum obligation, as defined in the agreement, by 600 build-to-suit sites.

MATC has the exclusive right to perform services for the Company and its subsidiaries until the earlier of the expiration of the agreement (December 31, 2005) or the date upon which the Company has requested from MATC the 1000th Build-to-Suit site that will be credited toward the maximum obligation.

Under the Amended and Updated Master Lease agreement, the Company agreed to lease space from MATC within equipment shelters constructed and owned by MATC in accordance with the Amended and Updated Build-to-Suit agreement, ground space for the installation of the Company's equipment and space on MATC towers. Each of the site leases is governed by the Amended and Updated Master Lease agreement.

The initial term of each site lease begins on the commencement date of such site lease and will continue for eleven years and may be extended automatically beyond its initial term unless the Company notifies MATC in writing at least 90 days before the renewal period that it does not wish to extend the term. The rent payable to MATC by the Company under each site lease is equal to the base rent plus any additional rent as provided under the terms of the agreement.

During 2003, 2002 and 2001, the Company incurred costs amounting to approximately Ps5.6, Ps180 and Ps214 million, related to the construction of transmission towers. The amount received from MATC as payment of reimbursable costs, plus the rent provision (Ps209 million and Ps247 million) has been offset against the amount incurred by the Company in the balance sheet included in accounts payable and accrued expenses at December 31, 2002 and 2001, respectively.

At December 31, 2003, 2002 and 2001 the Company had leased 538, 556 and 467 sites, respectively. These leases are accounted for as operating leases. The lease expense during the period ended December 31, 2003, 2002 and 2001 amounted to Ps220 million, Ps211 million and Ps159 million, respectively. The total future minimum lease obligations, based on the current base rent of 538 sites, under the terms of the contract is approximately US$195 million, as shown below:

Year ended December 31,	Millions of US dollars
2004	US$19.5
2005	19.5
2006	19.5
2007	19.5
2008 and subsequent	117

NOTE 13 - STOCKHOLDERS' EQUITY:

At December 31, 2003 the capital stock was variable with a fixed minimum of Ps2,807,128 (historical) and an unlimited maximum. The capital stock is composed of Series "A" common nominative shares without par value, distributed as follows:

	December 31, 2003	
Stockholder	Number of shares (thousands)	Amount
TV Azteca	1,170,000	Ps1,161,730
Moisés Saba Masri	1,170,000	1,161,730
Various (public)	176,129	174,884
Stock option plan	310,983	308,784
Total authorized	2,827,112	2,807,128
Capital stock authorized but not paid	(310,983)	(308,784)
Total	2,516,129	2,498,344
Restatement increment		861,190
		Ps3,359,534

In the event of a capital reduction, any excess of stockholders' equity over capital contributions is subject to a tax equivalent to 49.25% and 47.06%, if paid in 2004 or 2005, respectively.

Stock option plan

On November 17, 2000, the Company established a stock option plan that provides for the issuance of stock options to: a) the persons designated by TV Azteca; b) Mr. Moisés Saba or his designee, and c) certain current employees of the Company who will be designated by the Board of Directors.

The stock option plan, which covers an aggregate of 310,982,240 Series "A" shares, authorizes the issuance of options to acquire capital stock of the Company as follows:

- 4.25% of the Company's fully diluted capital stock, or 120,152,229 Series "A" shares, to persons designated by TV Azteca (at an exercise price of US$0.1507 per share).

- 4.25% of the Company's fully diluted capital stock, or 120,152,229 Series "A" shares, to Mr. Moisés Saba or to persons whom he will designate (at an exercise price of US$0.1507 per share).

- 0.5% of the Company's fully diluted capital stock, or 14,135,556 Series "A" shares, to Mr. Moisés Saba or to persons whom he will designate (at an exercise price of US$0.3537 per share).

- 2.0% of the Company's fully diluted capital stock, or 56,542,226 Series "A" shares, to the employees designated by the Board of Directors (at an exercise price of US$0.3537 per share).

A trust has been created to administer the stock option plan. The trust is managed by a committee consisting of two members. The duties of the trust include maintaining a record of:

- Participants in the stock option plan, trustees and their beneficiaries;
- The number of option shares granted to each;
- The exercise price of the option, and
- The governing terms and conditions of the plan.

All options authorized under the plan have been assigned on a contingent basis. Under the terms of the plan the options will be granted on specified anniversary dates as provided below:

Anniversary date	% of options to be granted
January 1, 2001	10
2002	10
2003	20
2004	30
2005	30

These grants are contingent on the achievement of specific goals determined by the Technical Committee. The options will be considered granted once they are approved by the Technical Committee. If the Technical Committee does not take action, the options will be considered granted 90 days after the anniversary dates of the conditional assignment. Once the options have been granted there is a one year vesting period after which the participants have up to five years in which to exercise the options.

The Technical Committee has the authority to accelerate all or part of the options granted to any participant in the plan, provided that the right to accelerate is extended proportionally to the rest of the participants in the plan. Upon termination participants may retain options vested through the date of their termination.

Beneficiaries of the participants will automatically acquire the right to exercise the vested options in the case of death or permanent disability of any of the participants.

In 2001, the Technical Committee completed the final assignment of the options to be awarded under the plan and had notified the participants of the number of options that they would be eligible to be granted at the various anniversary dates.

At December 31, 2003, 2002 and 2001, the total number of shares formally assigned was 305,820,864, 309,266,397 and 307,646,520, respectively.

Principal shareholder

In October 2000, TV Azteca granted rights to acquire all of its shares in Unefon and certain other of TV Azteca's securities on a pro-rata basis to the holders of all of TV Azteca's outstanding shares. The grant of the rights to acquire the Unefon Series "A" shares was subject to receiving the consent of the holders of TV Azteca's and Azteca Holdings' notes. On March 27, 2001, TV Azteca and Azteca Holdings obtained these consents and paid a fee totaling Ps121,328 (nominal) to certain holders of the Azteca Holdings and TV Azteca notes. The grant of the rights remains subject to; i) the filing and effectiveness of a registration statement with the SEC that registers the Unefon Series "A" shares underlying the rights and ii) the receipt of all applicable regulatory and third-party approvals, including the consent of Nortel (see Note 10). The rights to acquire the Unefon Series "A" shares were originally only exercisable on December 11, 2002. However, in December 2002, TV Azteca approved the change of the exercise date to December 12, 2003. At December 31, none of the rights had been exercised. On October 16, 2003, TV Azteca's Board of Directors approved a spin-off of its investment in Unefon. This decision was ratified at the extraordinary stockholders' meeting held on December 19, 2003. As a result, the Company is no longer on investment of TV Azteca.

NOTE 14 - TAX MATTERS:

Income tax

Unefon and its subsidiaries do not consolidate for tax purposes.

For the year ended December 31, 2003, 2002 and 2001, Unefon determined combined losses for tax purposes of Ps2,627,545, Ps5,762,703 and Ps5,382,698, respectively, which can be offset against future income, and restated by applying factors derived from the NCPI.

The difference between book and tax results is mainly due to effects of inflation; non-deductible expenses; the difference between book and tax depreciation and amortization, capitalization of certain expenses, interest and exchange losses for book purposes, and timing differences for certain items that are reported in different periods for financial reporting and tax purposes.

The components of deferred tax assets and liabilities were the following:

	December 31,		
	2003	2002	2001
Deferred revenue	Ps3,270,746	Ps 233,524	Ps 75,365
Inventories	(167,504)	(155,127)	(133,245)
Property, furniture and equipment	29,064	(1,929	(56,658)
Preoperating expenses	343,346	(186,154)	(297,930)
Advance payments	(197,879)	(117,404)	(252,683)
Accrued expenses	180,738	288,884	149,549
Concession rights	(2,253,000)	(3,587,439)	(4,158,015)
Tax loss carryforwards	2,627,545	5,762,703	5,382,698
	3,833,056	2,237,058	709,081
Statutory income tax rate	34%	34%	35%
Deferred tax asset	1,303,239	760,600	248,178
Valuation reserve	(1,303,239)	(760,600)	(248,178)
Net deferred tax	Ps -	Ps -	Ps -

At December 31, 2003, the Company had the following combined tax loss carryforwards, which under the Mexican Income Tax Law are inflation-indexed through the date of utilization:

Year of expiration	Amount
2008	Ps 525,304
2009	899,193
2010	264,712
2011	751,086
2012	186,689
2013	561
	Ps 2,627,545

Asset tax

The Asset Tax Law establishes a tax of 1.8% on the average of assets, less certain liabilities, which is payable when it exceeds the income tax due.

Unefon was liable for asset tax of Ps1,502 and Ps802 in 2003 and 2002, respectively.

In 2003, 2002 and 2001, Operadora, Operadora SPC and Torres were not subject to asset tax, under current tax provisions.

Employees' statutory profit sharing

Employees' statutory profit sharing is determined by Servicios SPC at the rate of 10% on taxable income, adjusted as prescribed by the Mexican Income Tax Law. For the years ended December 31, 2003, 2002 and 2001, Servicios determined employees' statutory profit sharing of Ps222, Ps127 and Ps126 (historical amounts), respectively.

NOTE 15 - CONTINGENCIES:

a. Midicel, a Mexican wireless telecommunications company, has commenced legal proceedings ("amparo") in the Mexican Federal Ninth District Court for Administrative Matters, in order to nullify the granting of concessions for the use and exploitation of the bandwidths of frequencies of the radio-electric spectrum to seven telecommunication companies, including Unefon. Although Unefon has been successful in defending itself in similar disputes and litigation, Unefon cannot assure that it will be successful in defending claims of this nature in the future. Unefon's Management believes that Midicel's claims lack a legal basis for seeking the annulment of Unefon's concessions.

b. Servicios SPC, S. A. de C. V. (Servicios), a subsidiary of Unefon, is a defendant in a number of lawsuits arising from normal business operations, related to labor obligations. The claims at December 31, 2003 amounted to Ps8,746. Servicios' attorneys consider that there is no significant contingency for Servicios, and therefore no provision has been recorded.

NOTE 16 - SEGMENT INFORMATION:

The Company evaluates its performance on a city-by-city basis. All of the cities provide substantially the same services to their customers. Summarized financial information concerning the Company's reportable segments is shown in the following table (figures in this note are in millions of Mexican pesos of December 31, 2003 purchasing power).

Year ended December 31, 2003	Toluca	Acapulco	Mexico	Others (2)	Total
Total net revenue	Ps179	Ps214	Ps 1,910	Ps1,588	Ps3,891
Segment costs and expenses (1)	(90)	(112)	(974)	(1,488)	(2,664)
Segment income	Ps 89	Ps102	Ps 936	Ps 100	1,227
Unallocated costs, expenses and income					(2,355)
Net loss for the year					(Ps1,128)

Year ended December 31, 2002	Toluca	Acapulco	Mexico	Others (2)	Total
Total net revenue	Ps153	Ps 184	Ps1,603	Ps1,219	Ps3,159
Segment costs and expenses (1)	(71)	(82)	(750)	(1,596)	(2,499)
Segment income (loss)	Ps 82	Ps 102	Ps 853	(Ps 377)	660
Unallocated costs, expenses and income					(1,566)
Net loss for the year					(Ps 906)

Year ended December 31, 2001	Toluca	Acapulco	Mexico	Others (2)	Total
Total net revenue	Ps 94	Ps 117	Ps 787	Ps 611	Ps1,609
Segment costs and expenses (1)	(73)	(87)	(713)	(1,139)	(2,012)
Segment income (loss)	Ps 21	Ps 30	Ps 74	(Ps 528)	(403)
Unallocated costs, expenses and income					(756)
Net loss for the year					(Ps1,159)

(1) Excluding depreciation and amortization.

(2) Includes the cities of Torreón, San Luis Potosí, Aguascalientes, Puebla, León, Guadalajara, Monterrey, Querétaro, Morelia, Tampico, Saltillo, Ciudad Juárez and Tuxtla Gutiérrez.

The Company does not report assets by segments.

NOTE 17 - SUBSEQUENT EVENT:

On March 9, 2004, Operadora signed a syndicated unsecured loan agreement with Banco Inbursa, S. A. (Banco Inbursa) and Banco Azteca, S. A. (Banco Azteca) in the amount of Ps640,000, for consolidation of liabilities and for working capital, with the following characterictics:

Bank	Amount	Interest rate	Expiration
Banco Inbursa	Ps 500,000	11.35%	February 28, 2006
Banco Azteca	140,000	11.35%	February 28, 2006

COSMOFRECUENCIAS, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001, 2002 AND 2003

COSMOFRECUENCIAS, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001, 2002 AND 2003

INDEX

REPORT OF INDEPENDENT ACCOUNTANTS

Mexico City, July 15, 2004

To the Stockholders of
Cosmofrecuencias, S. A. de C. V. and subsidiaries

1. We have audited the accompanying consolidated balance sheet of Cosmofrecuencias, S. A. de C. V. and subsidiaries as of December 31, 2003, and the related consolidated statements of results of operations, of changes in stockholders' equity and of changes in financial position for the year ended December 31, 2003, expressed in constant pesos of December 31, 2003 purchasing power. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures contained in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As mentioned in Note 1 to the financial statements, as of December 31, 2003, Operadora de Comunicaciones, S. A. de C. V. and Unefrecuencias, S. A. de C. V. (subsidiary companies of Cosmofrecuencias, S. A. de C. V.) were audited by other independent public accountants, whose report dated March 31, 2004 expressed an unqualified opinion. Due to the issue of this report, an additional loss for impairment of long lived assets is recognized amounting Ps30,107 and Ps845, respectively, to the results of said companies.

4. During the year ended December 31, 2003, the Company recorded a charge of Ps444 million, for the impairment of long lived assets (Notes 4 and 5 to the consolidated financial statements) upon the early adoption of a new standard, adoption is required on January 2004 and early adoption is permitted.

5. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cosmofrecuencias, S. A. de C. V. and its subsidiaries at December 31, 2003, and the consolidated results of their operations, their changes in consolidated stockholders' equity and in their consolidated financial position for the year ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico.

6. The financial statements for the years ended on December 31, 2001 and 2002, presented for comparative purposes, were audited by other independent public accountants, whose report dated March 31, 2004 expressed an unqualified opinion on those statements.

PricewaterhouseCoopers

César A. Rosete Vela
Audit Partner

COSMOFRECUENCIAS, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Mexican pesos of December 31, 2003 purchasing power)

	December 31,		
Assets:	2003	2002	2001
CURRENT:			
Cash and cash equivalents	Ps 1,997	Ps 103	Ps 109
Accounts receivable (less allowance for doubtful accounts of $688 in 2003 and $698 in 2002)	1,137		
Recoverable value added tax	12,134	5,386	5,798
Related parties (Note 5)	1,123	752,629	376,453
Inventories (Note 2c.)	4,978	22	22
Others	477		5,302
Total current assets	21,846	758,140	387,684
EQUIPMENT - Net (Note 3)	22,620		
CONCESSION RIGHTS - Net (Note 4)	244,085		
PRE-OPERATING EXPENSES		15	8
Total assets	Ps288,551	Ps758,155	Ps387,692
Liabilities:			
CURRENT:			
Deferred revenue	Ps 1,059		
Suppliers	1,420		
Accounts payable and accrued expenses	7,114	Ps 7,379	Ps 7,992
Related parties (Note 5)	100,937	68,377	51,475
Total liabilities	110,530	75,756	59,467
STOCKHOLDERS' EQUITY (Notes 1 and 6):			
Capital stock	679,215	679,215	353,187
Premium on share subscription	46,079	46,079	
Deficit	(547,273)	(42,895)	(24,962)
Total stockholders' equity	178,021	682,399	328,225
Total liabilities and stockholder's equity	Ps288,551	Ps758,155	Ps387,692

The accompanying notes are and integral part of these consolidated financial statements.

COSMOFRECUENCIAS, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF RESULTS OF OPERATIONS
(Notes 1 and 5)

(Thousands of Mexican pesos of December 31, 2003 purchasing power)

	Year ended December 31,		
	2003	2002	2001
Revenue:			
Service revenue	Ps 4,381		
Sale of equipment	221		
Other revenue	148	Ps 16,713	Ps 7,703
Total revenue	4,750	16,713	7,703
Costs and expenses:			
Cost of:			
Service	10,426		
Sales	372	Ps 5,466	7,411
General expenses	23,084	12,402	39,811
Amortization of concession	10,921		
Total cost and expenses	44,803	17,868	47,222
Operating loss	(40,053)	(1,155)	(39,519)
Comprehensive financing result:			
Interest income - Net		(13,242)	(26,498)
Bank commissions			35
Exchange loss (gain) - Net	(408)		5
Loss on monetary position	17,820	28,466	14,949
	17,412	15,224	(11,509)
Other expenses - Net	2,211	1,554	2
Loss before the impairment of long-lived assets	(59,676)	(17,933)	(28,012)
Impairment of long-lived assets (Notes 4 and 5)	444,702		
Net loss for the year	(Ps 504,378)	(Ps 17,933)	(Ps 28,012)

The accompanying notes are an integral part of these consolidated financial statements.

COSMOFRECUENCIAS, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 and 2001
(Note 6)

(Thousands of Mexican pesos of December 31, 2003 purchasing power)

	Number of common shares outstanding (thousands)	Capital stock	Premium on share subscription	Deficit	Total
Balances at December 31, 2000	305,320	Ps353,187		Ps 3,050	Ps356,237
Comprehensive loss for the period				(28,012)	(28,012)
Balances at December 31, 2001	305,320	353,187		(24,962)	328,225
Capital stock increase of June 30, 2002	305,270	326,028			326,028
Premium on share subscription			Ps46,079		46,079
Comprehensive loss for the period				(17,933)	(17,933)
Balances at December 31, 2002	610,590	679,215	Ps46,079	(42,895)	682,399
Comprehensive loss for the period				(504,378)	(504,378)
Balances at December 31, 2003	610,590	Ps679,215	Ps46,079	(Ps547,273)	Ps178,021

The accompanying notes are an integral part of these consolidated financial statements.

COSMOFRECUENCIAS, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Thousands of Mexican pesos of December 31, 2003 purchasing power)

	Year ended December 31,		
	2003	2002	2001
Operating activities:			
Net loss for the period	(Ps504,378)	(Ps 17,933)	(Ps28,012)
Adjustments to reconcile net loss to resources (used in) provided by operating activities:			
Impairment of long lived assets	444,702		
Depreciation and amortization	13,895		
	(45,781)	(17,933)	(28,012)
Changes in operating assets and liabilities:			
Net change in accounts receivable, accounts payable and accrued expenses	772,962	(354,179)	27,951
Resources provided by (used in) operating activities	727,181	(372,112)	(61)
Financing activities:			
Contribution of capital stock		326,027	
Premium from subscription of shares		46,079	
Resources provided by financing activities		372,106	
Investing activities:			
Acquisition of equipment -Net	(25,578)		
Concession	(699,709)		
Resources used in investing activities	(725,287)		
Net increase (decrease) in cash and cash equivalents	1,894	(6)	(61)
Cash and cash equivalents, beginning of the year	103	109	170
Cash and cash equivalents, end of the year	Ps 1,997	Ps 103	Ps 109

The accompanying notes are an integral part of these consolidated financial statements.

COSMOFRECUENCIAS, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Thousands of Mexican pesos of December 31, 2003 purchasing power)

NOTE 1 - THE COMPANY:

Cosmofrecuencias, S. A. de C. V. ("Cosmofrecuencias" or the "Company") was incorporated under the laws of Mexico on August 28, 2000.

Cosmofrecuencias is a holding company, with no material assets or operations other than its investment in its subsidiaries described below:

		% of participation
Company	Operating activity	Direct
Telefrecuencias, S. A. de C. V. ("Telefrecuencias")	Not operating	98%
Transmisiones y Frecuencias, S. A. de C. V. ("Transmisiones")	(In pre-operating stage)	98%
Cosmotransmisiones y Frecuencias, S. A. de C. V. ("Cosmotransmisiones")	(In pre-operating stage)	98%
Operadora de Comunicaciones, S. A. de C. V. ("OpComunicaciones")	Concessionaire of frequencies to provide capacity to install point to point microwave	99.9%
Unefrecuencias, S. A. de C. V. ("Unefrecuencias")	Concessionaire of frequencies to provide capacity to install point to point microwave links	99.7%

The financial statements of Comunicaciones and Unefrecuencias as of December 31, 2003 were audited by other independent public accountants, whose report dated March 31, 2004 expressed an unqualified opinion, due to the issue of this consolidated financials statements, an additional loss for impairment of long lived assets is recognized amounting Ps30,107 and Ps845, respectively, to the results of said companies.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company's consolidated financial statements have been prepared in accordance with Accounting Principles Generally Accepted in Mexico ("Mexican GAAP"). Mexican GAAP requires that the financial statements be expressed in constant pesos of purchasing power as of the date of the most recent balance sheet presented, in this case, December 31, 2003, based on factors derived from the National Consumer Price Index ("NCPI") issued by the Banco de México.

Following is a summary of the most significant accounting policies followed by the Company in preparing its consolidated financial statements:

a. Basis of consolidation

The Company consolidates all of its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

b. Cash and cash equivalents

Cash and cash equivalents represent highly liquid interest-bearing deposits and investments with an original maturity of three months or less. Cash and cash equivalents are stated at cost, plus interest earned during the period.

c. Inventories

Inventories are stated at the lower of replacement cost or market, and have been valuated using the average cost method.

d. Communications equipment

Communications equipment are expressed at restated value determined by applying factors derived from the NCPI to acquisition costs. Depreciation is calculated using the straight-line method, based on the estimated useful lives of the assets (See Note 3).

Cosmofrecuencias evaluates potential impairment loss relating to long-lived assets by comparing their unamortized carrying amounts with the discounted future expected cash flows (without interest charges) generated by the assets over the remaining life of the assets. If the sum of the expected future discounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the assets. Testing whether an asset is impaired and for measuring the impairment loss is performed for asset groupings at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

e. Concession rights

Concession rights are expressed at restated value determined by applying factors derived from the NCPI to acquisition costs which include capitalized comprehensive financing costs. Amortization is calculated using the straight-line method based on the estimated useful life, starting from the date on which the services commence in the cities in which the Company operates.

Cosmofrecuencias evaluates potential impairment loss relating to concession rights by comparing their unamortized carrying amounts with the discounted future expected cash flows (without interest charges) generated by the concession over the remaining life of the concession. If the sum of the expected future discounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the assets. Testing whether a concession right is impaired and for measuring the impairment loss is performed for asset groupings at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups.

f. Deferred income tax

Income tax is recorded by the comprehensive assets and liability method, which consists of recognizing deferred income tax on all temporary differences between the book and tax values of assets and liabilities at the date of the financial statements (See Note 7).

g. Liabilities, provisions, contingent assets and liabilities and commitments

The company's liabilities and liability provisions recognized in the balance sheet represent present obligations, the settlement of which will more likely than not require the use of economic resources. These provisions have been recorded, based on management's best estimate of the amount needed to settle the present obligation; however, actual results could differ from the provisions recognized.

As from January 1, 2003, the Company adopted the guidelines of Statement C-9 issued by the MIPA, "Liabilities, provisions, contingent assets and liabilities and commitments" in effect as from January 1, 2003. This statement establishes general rules for valuation, presentation and disclosure of liabilities, provisions and contingent assets and liabilities, as well as for the disclosure of commitments entered into by a company as part of its normal operations.

Adoption of this standard did not have material effect on the company's financial position or results of operations.

h. Capital stock and premium on share subscription

Capital stock is stated in terms of year-end purchasing power, and is determined by applying factors derived from the NCPI to the historical amounts. The premium on share subscription represents the difference between the payment for the shares subscribed and the nominal value of those shares, and is restated by applying NCPI factors. (See Note 6).

i. Loss on monetary position

The loss on monetary position shown in concession rights, communications equipment and results of operations represents the effects of inflation, measured in terms of the NCPI, on net monthly monetary assets and liabilities.

j. Comprehensive loss

The comprehensive loss for the Company is equal to the net loss, as there are no items of comprehensive loss for the years other than the net loss, and is restated on the basis of NCPI factors.

k. Revenue recognition

Service revenue is recognized when the related services are provided.

Revenue from the sale of equipment and accessories is recognized when the equipment is delivered to the client.

l. Fair value of financial instruments

The market value of cash and cash equivalents, accounts receivable and accounts payable closely approximates their book value due to the short-term maturity of the financial instruments.

m. Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period in the consolidated financial statements. Actual results could differ from those estimates.

n. New accounting principles

I. In 2002, the MIPA issued Statement C-15 "Impairment in the Value of Long-lived Assets and Their Disposal", which will be effective as of January 1, 2004, although early adoption is recommended.

This statement: i) provides criteria that allow the identification of situations showing evidence of deterioration in the value of long-lasting assets, both tangible and intangible; ii) defines the rule for calculating and recording of losses arising from the deterioration of assets and their reversion; iii) establishes the rules for presentation and disclosure of assets whose value has been impaired or impairment whose has reversed, and iv) provides rules for the presentation and disclosure of discontinued operations.

In accordance with the guidelines established in this statement, in 2003, impairment in the value of fixed assets and concession rights amounted to Ps444,702, disclosed as a single line item in the accompanying statement of operations.

II. The MIPA issued new Statement C-12 "Financial instruments qualifying as liabilities, capital or both". The guidelines contained in this statement are mandatory for periods commencing on or after January 1, 2004. However, early application of these guidelines is recommended.

This new statement established the most important differences between liabilities and stockholders' equity, from the point of view of the issuer, as a base for properly identifying, classifying and recording, in the initial recognition, the liabilities and capital components of combined financial instrument.

Although this statement went into effect on January 1, 2004, it does not require restatement of prior year's information, or recognition of an accumulated initial effect in the results for the period in which it is adopted, as established in the transitory paragraph therein. Thus the adoption of this statement will have no impact on the Company's financial statements.

o. Reclassifications

Some 2002 and 2001 figures were reclassified according to the 2003 classification.

NOTE 3 - EQUIPMENT:

	December 31,	Estimated useful life
	2003	2003
Communications equipment	Ps25,390	10
Others	2,797	
	28,187	
Accumulated depreciation	(5,567)	
	Ps22,620	

NOTE 4 - CONCESSION RIGHTS:

On June 23, 1998 the Mexican Ministry of Communications and Transportation ("SCT") granted in favor of Sistemas Profesionales de Comunicación, S. A. de C. V. (currently Operadora Unefon, S. A. de C. V. "OpUnefon") a concession for the installation, operation and exploitation of a public telecommunications network (the "Network concession"). On September 27, 1999 the SCT granted in favor of OpUnefon 9 concessions, (for each of the 9 regions in which Mexico is dividend) each giving OpUnefon the right to use a bandwidth of 30 MHz (2 blocks of 15 MHz) in the 1.9 GHz frequency range (the "1.9 GHz concessions"). Also on September 27, 1999 the SCT granted in favor of OpUnefon 9 concessions, (for each of the 9 regions in which Mexico is divided) each giving OpUnefon the right to use a bandwidth of 50 MHz (2 blocks of 25 MHz) in the 3.4 GHz frequency range (the "3.4 GHz concessions").

The 1.9 GHz and 3.4 GHz concessions allowed OpUnefon to exclusively use the frequency blocks for which it is licensed to provide the specific telecommunications services indicated. In the Network concession, which included i) wireless fixed or mobile local telephony services; ii) marketing of network capacity, and iii) access to videoconferencing, audio, video and data networks.

On December 1999 and January 2000, the SCT granted in favor of OpUnefon concessions for the use of a bandwidth of 112 MHz in both the 37.0-38.6 GHz frequency range ("the 38 GHz concessions") and the 7.1-7.7 GHz frequency range ("the 7 GHz concession"). These concessions allowed OpUnefon to provide capacity to install point to point microwave links in each of the aforementioned frequency blocks.

OpUnefon's concessions were granted for a period of twenty years and are renewable if certain requirements are complied.

Under the provisions of the 1995 Federal Telecommunications Law and the Foreign Investments Law, telecommunications concessions may only be granted to Mexican individuals or entities, in which foreign investment may not exceed 49% of the capital stock, or which are not controlled by foreign entities, excepts, in the case of concessions for cellular communication services, where foreign investment may exceed 49% of the capital stock if approved by the National Foreign Investments Commission.

Under the 1995 Federal Telecommunications Law, a concession may be terminated in the following cases: i) when the term expires; ii) when the concessionaire cancels the concession; iii) when the concession is terminated due to noncompliance with the terms of the concessions and applicable law; iv) expropriation, or v) when there is dissolution or bankruptcy of the concession holder.

On August 16, 2001 the stockholders of OpUnefon with the approval of the SCT, agreed to spin off part of the assets and liabilities pertaining to the 3.4 GHz concessions, the 38 GHz concessions and the 7 GHz concessions to three newly incorporated wholly owned subsidiaries of Unefon, S. A. de C. V. ("Unefon"): OpComunicaciones, Frecuencia Móvil, S. A. de C. V. and Unefrecuencias, respectively. As per the terms of the approval of the SCT, OpUnefon maintained the 1.9 GHz concessions and the Network concession. As a result, OpUnefon and OpComunicaciones submitted to the SCT a request for the granting of a network concession in favor of OpComunicaciones. The granting of such network concession is still pending.

At the June 30, 2002 Extraordinary Stockholder's Meeting, the stockholders of Operadora de Comunicaciones, S. A. de C. V. and Unefrecuencias, S. A. de C. V., then subsidiary companies of Unefon, agreed to a capital stock increase of Ps677,876 and Ps18,953, respectively. These capital stock increases were carried out by Cosmofrecuencias, with Unefon relinquishing its right to participate in these increases.

This capital stock increase required i) that authorization be obtained from the SCT; ii) that authorization be obtained from the SCT to modify paragraph one of clause five of the company's by laws, and iii) that Nortel Networks de México, S. A. de C. V. return the promisory notes to the company, so that they can be used as payment in kind for the shares.

The above requirements were met on June 30, 2003.

Below is a breakdown of the concession rights.

	December 31, 2003
Concession for 3.4 GHz frequency (Note 1) (net of Ps279,075 of impairment in 2003)	Ps149,751
Capitalized interest net of gain on monetary position (and net of Ps15,399 of impairment in 2003)	8,263
Effect of restatement (net of Ps155,814 of impairment in 2003)	88,392
	246,406
Less - accumulated amortization:	
Concession for 3.4 GHz frequency (net of Ps17,730 of impairment in 2003)	9,438
	236,968
Concessions for 7.1 - 7.7 GHz frequencies (Note 1) (net of Ps9,351 of impairment in 2003)	5,383
Capitalized interest net of gain on monetary position (and net of Ps260 of impairment in 2003)	150
Effect of restatement (net of Ps2,533 of impairment in 2003)	1,584
	7,117
	Ps244,085

Under the 3.4 GHz concession OpComunicaciones is subject to certain coverage commitments which consist on the requirement to cover a certain number of POPS for each of the nine regions (the coverage requirements for each region vary). Coverage commitment milestones are set for year 3 and year 5 of the concession term. Failure to comply with the coverage commitments can result in the termination of the 3.4 GHz concessions. However, in order for the SCT to terminate a concession for this cause, by law it is required to have previously imposed sanctions on the concessionaire on at least three prior times for non-compliance of its obligations under the concessions. As of this date, the SCT has neither imposed sanctions nor has it, to the knowledge of OpComunicaciones, started any sanction process, so as of this date, the conditions by which the SCT would be in a position to terminate such concessions have not been met. As of December 31, 2003, OpComunicaciones activities are limited to a commercial trial in Mexico City.

The Company early adopted the provisions of Statement C-15 "Impairment in Value of Long-lived Assets and their Disposal", issued by the MIPA. In accordance with the guidelines established in this statement, the Company identified and generated recorded a Ps444,702 charge to results for the year, shown as a special item.

NOTE 5 - RELATED PARTY BALANCES AND TRANSACTIONS:

	December 31,		
Amounts receivable:	2003	2002	2001
Unefon, S. A. de C. V. ("Unefon")		Ps723,630	Ps368,453
OpUnefon		27,342	
Telecosmo, S. A. de C. V.	Ps 1,123		
Others		1,657	8,000
	Ps 1,123	Ps752,629	Ps376,453
Accounts payable:			
OpUnefon	Ps 64,028	Ps 31,538	Ps 12,537
Elektra, S. A. de C. V. ("Elektra")	32,468	33,669	38,938
Others	4,441	3,170	
	Ps100,937	Ps 68,377	Ps 51,475

The most important transactions with related parties are summarized as follows:

	For the year ended December 31,		
	2003	2002	2001
Advisory services (1)	Ps1,200	Ps -	Ps -

1. Advisory Services Agreement-Operadora

In January 2003, Frecuencia Movil entered into a one year agreement with Operadora under which Operadora agreed to provide Frecuencia Movil advisory services.

2. Current account agreement with Elektra

On January 3, 2001, Telefrecuencias signed an agreement with Elektra for an indefinite period, which regulates the single current account, with annual payments on December 31, each year. Under this agreement, once the contractual relation has ended, the debit balance determined must be covered.

3. Current account agreement with OpComunicaciones

On January 1, 2003, OpComunicaciones signed an agreement with OpUnefon, which regulates the single current account, with annual payments on December 31 each year. Under this agreement once the contractual relation has ended, the debit balance determined must be covered.

NOTE 6 - STOCKHOLDERS' EQUITY:

At December 31, 2003 the capital stock is variable with a fixed minimum of Ps50,000 (historical) and unlimited maximum. The capital stock is composed of Series "A" common shares, ordinary, no par value as shown as follows:

	December 31, 2003	
Stockholder	Number of shares (thousands)	Amount
TV Azteca, S. A. de C. V.	305,295	Ps305,295
Moisés Saba Masri	25	25
Grupo Corporativo Accionario, S. A. de C. V.	305,270	305,270
Total	610,590	610,590
Restatement increment		68,625
		Ps679,215

At December 31, 2003, the company has lost more than two thirds of its nominal value capital stock. This is a legal cause of dissolution, which any interested party may request be declared by the courts. However, the principal shareholder has expressed its intention to support the company financially so as to allow it to continue in operation as a going concern.

In the event of a capital reduction, the excess of stockholders' equity over capital contributions is subject to a tax equivalent to 49.25% and 47.06%, if paid in 2004 or 2005, respectively.

NOTE 7 - TAX MATTERS:

Income tax ("IT")

Cosmofrecuencias and its subsidiaries do not consolidate for tax purposes.

For the year ended December 31, 2003, 2002 and 2001, Cosmofrecuencias determined a combined loss for tax purposes of Ps66,125, Ps41,322 and Ps67,576, respectively, which can be offset against future income, and restated by applying factors derived from the NCPI.

The difference between book and tax results is mainly due to effects of inflation; non-deductible expense; the difference between book and tax depreciation and amortization, capitalization of certain expenses, interest and exchange losses for book purposes and timing differences for certain items that are reported in different periods for financial reporting and tax purposes.

The components of deferred tax assets and liabilities are comprised of the following:

	December 31,		
	2003	2002	2001
Deferred income	Ps 1,059		
Inventories	(4,977)	(Ps 22)	(Ps 25)
Uncollectible accounts	688		
Advance payments			(1,096)
Tax loss carry forwards	66,125	41,322	25,063
	62,895	41,300	23,942
Statutory income tax rate	34%	35%	35%
Deferred tax asset	21,384	14,455	8,380
Valuation allowance	(21,384)	(14,455)	(8,380)
Net deferred tax	Ps	Ps	Ps

At December 31, 2003, the Company had the following combined tax loss carry forwards, which under the Mexican Income Tax Law (IT Law) are inflation-indexed through the date of utilization:

Year of expiration	Amount
2011	Ps24,171
2012	20,173
2013	21,781
	Ps66,125

Asset tax

The Asset Tax Law establishes a tax of 1.8% on the average of assets, less certain liabilities, which is payable when it exceeds the income tax due.

In 2003, 2002 and 2001, the Companies of Grupo Cosmofrecuencias were not subject to asset tax.